

Annual Report



May 1, 2023

Fellow Shareholders,

2022 marked a pivotal year for Fubo, as we surpassed $1 billion in total annual revenue and $100 million in ad sales annual revenue. We also undertook bold measures to position our business for the challenging macroeconomic environment, and in support of our commitment to achieving positive Adjusted EBITDA in 2025. We believe our performance over the course of the year reaffirms our unique value proposition and long-standing thesis that an aggregated offering is the most attractive live TV option for both consumers and media partners.

We closed out the year with 1.445 million subscribers in North America and 420,000 subscribers in Rest of World. Notably, during the fourth quarter we achieved the most favorable quarterly cash usage in our time as a publicly traded company.

We continuously evaluated the return on investment of our content portfolio in order to balance a content offering that will grow, engage, and retain subscribers against the cost to Fubo. Over the course of the year, we doubled down on our sports-first positioning and continued to serve super-fans through our local sports coverage agreements. In addition, we completed the year with 80+ free-ad supported (FAST) channels which represent an important lever to drive continued margin expansion. We also made significant progress towards the launch of the Maximum Effort Channel, a partnership with Ryan Reynolds' Maximum Effort Productions.

Our ad business grew meaningfully in 2022 as we continued to invest in and build out our ad tech infrastructure. Our top 10 advertisers from 2021 increased total spend with us in 2022 by 85%, and we also added a record number of new advertisers to our platform during the course of the year.

Our teams are focused on implementing key initiatives that will enable us to push the boundaries of live TV streaming, and we remain committed to our mission – to build the world's leading global live TV streaming platform with the greatest breadth of premium content and interactivity.

Looking ahead, we continue to believe that Fubo's model will prove to be resilient, profitable and poised to deliver a differentiated experience for the consumer while providing our media partners a growing distribution platform. We look forward to sharing more updates on our progress with you in the coming year.

Thank you for your continued support and being a part of our journey.

Sincerely,

David Gandler, Co-founder and CEO   Edgar Bronfman Jr., Executive Chairman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____
Commission file number 001-39590

fuboTV Inc.

(Exact name of registrant as specified in its charter)

Florida	26-4330545
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1290 Avenue of the Americas, New York, NY	10104
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (212) 672-0055
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $0.0001 per share	FUBO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates of the registrant, based on the closing sale price of the registrant's common stock on June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter) was $421,150,566.

The number of shares outstanding of the registrant's common stock as of January 31, 2023 was 209,694,958 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to its 2023 Annual Meeting of Shareholders, to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2022, are incorporated herein by reference in Part III.

TABLE OF CONTENTS

BASIS OF PRESENTATION

As used in this Annual Report on Form 10-K ("Annual Report"), unless expressly indicated or the context otherwise requires, references to "fuboTV Inc.," "Fubo," "fuboTV" "we," "us," "our," "the Company," and similar references refer to fuboTV Inc., a Florida corporation and its consolidated subsidiaries, including fuboTV Media Inc. (formerly known as fuboTV Inc.), a Delaware corporation ("fuboTV Sub"). "fuboTV Pre-Merger" refers to fuboTV Sub and its subsidiaries prior to the Merger (as defined herein) and "FaceBank Pre-Merger" refers to FaceBank Group, Inc. and its subsidiaries prior to the Merger.

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements, which are subject to a number of risks, uncertainties, and assumptions, generally relate to future events or our future financial or operating performance. In some cases, you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "design," "intend," "expect," "could," "plan," "potential," "predict," "seek," "should," "would," "target," "project," "contemplate," or the negative version of these words and other comparable terminology that concern our expectations, strategy, plans, intentions, or projections. Forward-looking statements contained in this Annual Report include, but are not limited to, statements regarding our future results of operations and financial position, industry and business trends, stock-based compensation, revenue recognition, business strategy, plans and market growth, and our objectives for future operations, including related to investment in our technologies and data capabilities, subscriber acquisition strategies, impacts of the dissolution of our gaming business, and our international operations.

We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in Part I, Item 1A, "Risk Factors" in this Annual Report. These risks are not exhaustive. Other sections of this Annual Report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this Annual Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements and you should not place undue reliance on our forward-looking statements.

In addition, forward-looking statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by law.

RISK FACTORS SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Part I, Item 1A. "Risk Factors" in this Annual Report. Material risks that may affect our business, operating results and financial condition include, but are not limited to, the following:

- Our actual operating results may differ significantly from our guidance.

- We have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or maintain profitability.

- We may require additional capital to meet our financial obligations and support planned business growth, and this capital might not be available on acceptable terms or at all.

- Our revenue is subject to seasonality, and if subscriber behavior during certain seasons falls below our expectations, our business may be harmed.

- Our operating results may fluctuate, which makes our results difficult to predict.

- If we fail to effectively manage our growth, our business, operating results, and financial condition may suffer.

- If our efforts to attract and retain subscribers are not successful, our business will be adversely affected.

- Our agreements with certain distribution partners may contain parity obligations which limit our ability to pursue unique partnerships.

- If content providers refuse to license streaming content or other rights upon terms acceptable to us, our business could be adversely affected.

- Our content providers impose a number of restrictions on how we distribute and market our products and services, which can adversely affect our business.

- We rely upon Google Cloud Platform and Amazon Web Services to operate certain aspects of our service, and any disruption of or interference with our use of Google Cloud Platform and/or Amazon Web Services would impact our operations and our business would be adversely impacted.

- If we fail to comply with the reporting obligations of the Exchange Act, our business, financial condition, and results of operations, and investors' confidence in us, could be materially and adversely affected.

- Our key metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

- TV streaming is highly competitive and many companies, including large technology and entertainment companies, TV brands, and service operators, are actively focusing on this industry. If we fail to differentiate ourselves and compete successfully with these companies, it will be difficult for us to attract or retain subscribers and our business will be harmed.

- If the technology we use in operating our business fails, is unavailable, or does not operate to expectations, our business and results of operation could be adversely impacted.

- If government regulations relating to the Internet or other areas of our business change, we may need to alter the manner in which we conduct our business and we may incur greater operating expenses.

- We may be unable to successfully expand our international operations and our international expansion plans, if implemented, will subject us to a variety of economic, political, regulatory and other risks arising from our international operations.

- We are subject to a number of legal requirements and other obligations regarding privacy, security, and data protection, and any actual or perceived failure to comply with these requirements or obligations could have an adverse effect on our reputation, business, financial condition and operating results.

- Any significant interruptions, delays or discontinuations in service or disruptions in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, including subscriber and corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business.

- We are subject to taxation-related risks in multiple jurisdictions.

- We could be subject to claims or have liability based on defects with respect to certain historical corporate transactions that were not properly authorized or documented.

- Legal proceedings could cause us to incur unforeseen expenses and could occupy a significant amount of our management's time and attention.

- The impact of worldwide economic conditions may adversely affect our business, operating results, and financial condition.

Item 1. Business.

Our Mission

Our mission is to build the world's leading global live TV streaming platform with the greatest breadth of premium content and interactivity.

Overview

We are a sports-first, cable TV replacement product, offering subscribers access to tens of thousands of live sporting events annually, as well as leading news and entertainment content, both live and on demand. Fubo allows customers to access content through streaming devices and on SmartTVs, mobile phones, tablets, and computers.

Live TV streaming has disrupted the traditional pay TV model (linear video received through cable or satellite providers for a paid subscription), which we refer to as "Pay TV." This disruption has shifted billions of dollars in subscription and advertising revenue to streaming platforms. The rate of Pay TV cord-cutting (termination of a cable or satellite subscription) has continued to accelerate in the United States, while consumers have increasingly favored the streaming experience. As consumers continue to spend more time streaming content, we also believe that advertisers will allocate more dollars away from traditional linear TV advertising spend and towards streaming services. Yet, despite being a growing share of TV consumption, streaming is still in the early stages of adoption. We believe this creates a significant opportunity for us to capitalize on the cord-cutting movement.

We offer subscribers a live TV streaming service with the option to purchase incremental features, including additional content or enhanced functionality ("Attachments") best suited to their preferences. Our base plan, Fubo Pro, includes a broad mix of channels, including top Nielsen-ranked networks, across sports, news, and entertainment. At the core of our offering is our proprietary technology platform, purpose-built for live TV and sports viewership, and our first-party data. Our proprietary technology stack has enabled us to regularly offer new features and functionality. Unlike other popular Video-on-Demand-only ("VOD") streaming services, live TV streaming requires sophisticated infrastructure and technology, given the nuances associated with an offering of live programming that refreshes regularly. Today, our proprietary video delivery platform supports all major sports leagues and entertainment content owner delivery requirements. We offer multi-view on Apple TV, which enables subscribers to watch up to four live streams simultaneously, and we offer FanView on multiple devices, which allows subscribers to engage with interactive elements and display game data alongside their chosen content. We leverage our data throughout our organization to make data driven decisions on what content we acquire for our subscribers to influence product design and strategy, to drive subscriber engagement, and to enhance the capabilities and performance of our advertising platform for our advertising partners.

As a result of our direct-to-consumer model, we gain further insight into customer behavior from the billions of data points captured by our platform each month. This data drives our continued innovation and is at the core of our enhanced user experience, product and content strategy, and advertising differentiation. The data also enables us to provide users with real-time personalized discovery of live and on-demand programming and to surface relevant content for our users.

Our growth strategy includes acquiring subscribers who are attracted to our sports offering and can find with us a compelling sports, news, and entertainment viewing alternative to a traditional Pay TV service. We actively engage those subscribers by providing a seamless Pay TV replacement through a personalized easy-to-use streaming product at a lower cost with greater convenience and flexibility than traditional Pay TV providers. We then monetize our audience through subscription fees and our digital advertising offering. In 2021 and 2022, the majority of our revenue was generated from the sale of subscription services and the sale of advertisements in the United States, though the Company has started to expand into international markets, with operations in Canada, Spain and France.

Consistent with our focus on interactivity, we completed the acquisition of Edisn Inc. ("Edisn"), an AI-powered computer vision platform with patent-pending video recognition technologies based in Bangalore, India, in December 2021. With Edisn, we have expanded, and continue to expand, our data science and engineering organization globally, while strengthening our technology capabilities and accelerating innovation.

We also acquired Molotov SAS ("Molotov"), a video streaming platform based in Paris, France, in December 2021. With Molotov, we have augmented our technology capabilities, which we believe will enable us to launch our interactive sports and entertainment streaming platform more efficiently on a global scale.

Industry Overview

Streaming services have experienced rapid growth in adoption as consumers engage with streaming video and audio through a variety of devices, including connected TVs, mobile phones, and tablets. Traditional live TV accounts for the majority of TV viewing hours for U.S. households, however, the proportion is declining as customers continue cutting the cord. We believe consumers are increasingly favoring the superior customer experience, lower cost, and better value of streaming services.

Sports and news content have been a key driver for pay TV operators to retain and grow audiences. Historically, most streaming subscription services primarily focused on entertainment content offerings, requiring sports fans to, until recently, remain tethered to the Pay TV ecosystem. This positions our offering well to provide a Pay TV replacement service via streaming that also features an enhanced live sports and news viewing experience.

Our Business Model

Our business motto is "come for the sports, stay for the entertainment." This consists of leveraging sporting events to acquire subscribers at lower acquisition costs, given the built-in demand for sports. We then leverage our technology and data to drive higher engagement and induce retentive behaviors such as favoriting channels, recording shows, and increasing discovery through our proprietary machine learning recommendations engine. Next, we look to monetize our growing base of highly engaged subscribers by driving higher average revenue per user ("ARPU").

We drive our business model with three core strategies:

- Grow our paid subscriber base

- Optimize our content portfolio, engagement and retention

- Increase monetization through subscription and advertising

Our Offerings

Our offerings address the needs of the parties in the TV streaming ecosystem.

Subscribers

We offer consumers a live TV streaming platform for sports, news, and entertainment. We provide multiple plans with the flexibility for consumers to purchase the Attachments best suited for them. Our base plan, Fubo Pro, includes over 100+ channels, including many of the top Nielsen-rated networks, dozens of channels with sports, double digit news channels, and some popular entertainment channels. Subscribers have the option to add premium channels and additional channel packages, as well as upgrade other Attachments such as more DVR storage with Cloud DVR Plus and additional simultaneous streams with Family Share.

Advertisers

As cord cutting continues and traditional Pay TV viewers decline, advertisers are increasingly allocating their ad budgets to Over-the-Top ("OTT") platforms to reach these audiences. Fubo's sports-first live TV platform offers advertisers a growing and increasingly valuable live audience and provides un-skippable ad inventory on high quality content. Advertisers also benefit from combining traditional TV advertising formats with the advantages of digital advertising including measurability, relevancy, and interactivity.

Content Providers

Our TV streaming platform creates the opportunity for content providers to monetize and distribute their content to our highly engaged audience. In doing so, content providers are expanding their audiences, which have shrunk on traditional Pay TV because of ongoing cord-cutting. By aggregating a broad variety of content to deliver a comprehensive offering on our platform, we believe Fubo is able to provide greater engagement and value to subscribers than content providers would otherwise be able to deliver independently. Furthermore, our data-driven platform enables us to capture valuable insights on consumer behavior and preferences, which are increasingly valuable to our content providers.

Seasonality

We generate significantly higher levels of revenue and subscriber additions in the third and fourth quarters of the year. This seasonality is driven primarily by sports leagues, especially the National Football League. Our operating results may also be affected by the scheduling of major sporting events that do not occur annually, such as the World Cup or Olympic Games, or the cancellation or postponement of sporting events. In addition, we typically see the total number of subscribers on our platform decline from the fourth quarter of the previous year through the first and second quarter of the following year.

Our Growth Strategies

We believe that we are at the early stages of our growth and that we are at an inflection point in the TV industry where streaming has begun to surpass traditional linear Pay TV in several key areas, including content choice, ease of access and use across devices, and cost savings to consumers. We remain committed to our goal of driving sustainable and profitable growth, and we believe we are well-positioned to do this by executing on the following strategies:

- *Continue to efficiently grow our subscriber base*: As of December 31, 2022, Fubo had approximately 1.445 million paid subscribers in the United States and Canada ("North America" or "NA") and approximately 420,000 paid subscribers in Spain and France ("Rest of World" or "ROW"), up from approximately 1.122 million in NA and approximately 193,000 in ROW as of December 31, 2021. We utilize a broad range of subscriber acquisition channels and tactics designed to optimize marketing spend and efficiently acquire and retain subscribers. Our Sales and Marketing expenses relative to total revenues was approximately 18.2% in during the year ended December 31, 2022. We will continue to utilize and analyze the data we have collected to help us become more efficient with our marketing campaigns relative to spend.

- *Enactment of ARPU expansion efforts*: Our NA ARPU was $72.74 and $70.50 for the year ended December 31, 2022 and 2021, respectively. Our ROW ARPU was $6.14 for the year ended December 31, 2022. We drive ARPU expansion through price-increases, attachment sales, and advertising revenue growth. By pricing against content portfolio adjustments, we aim to deliver value through our offerings. Attachments, including channel package add-ons and interactive features, increase our margins by piggybacking on to our base offerings and not meaningfully increasing our cost basis while increasing revenues.

- *Further investment in advertising sales team, technology and infrastructure:* For the year ended December 31, 2022, Fubo's advertising revenue was approximately $101.7 million, up from approximately $73.7 million in December 31, 2021. Improvements to our content portfolio, user interface, navigational elements, content merchandising and targeting capabilities, combined with evolutions in customer behavior and growth in our subscriber base, have driven growth of our viewership over time. We are increasingly monetizing this engagement through advertising on the Fubo platform. We intend to continue leveraging our data and analytics to deliver relevant advertising while improving the ability of our advertisers to optimize and measure the results of their campaigns. We have also expanded our direct sales teams to increase the number of advertisers who leverage our platform and continue improving our fill-rates and Cost Per Thousands ("CPMs").

- *Continue to enhance our content portfolio with cost vigilance*: Because we have the direct-to-consumer relationship with the ability to analyze all the content that our subscribers consume, we believe we can continue to drive better subscriber experiences. We plan to continue to optimize our content mix to best suit our subscribers' interests by leveraging our deep understanding of our subscribers through the data captured on the platform, with the goal of expanding unit economics by balancing the aggregation of the best sports and entertainment programming with vigilance around content costs.

- *Continue to invest in our technology and data capabilities:* We believe that our technology platform, coupled with our content offering, differentiates us. We continue to invest and build a scalable, highly automated technology infrastructure, that's purpose-built to give us a structural advantage to help drive subscriber acquisition, content strategy and product decisions. We are focused on adding interactive features that turn passive viewers into active participants. Additionally, in 2022 we initiated the integration of the Fubo and Molotov platforms together into a Unified Platform, with the goal of launching in the United States in 2023. We anticipate this initiative will drive significant cost savings over the coming years as well as increase product development velocity and innovation.

- *Expand Internationally:* Outside of the United States, we currently operate in Canada, Spain and, through our acquisition of Molotov in 2021, France. We believe there remains a significant opportunity to expand internationally.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on a combination of patent, trademark, copyright and other intellectual property laws, confidentiality agreements and license agreements to protect our intellectual property rights. We also license certain third-party technology for use in conjunction with our products.

We believe that our continued success depends on hiring and retaining highly capable and innovative employees, especially as it relates to our engineering base. It is our policy that our employees and independent contractors involved in development are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property and assigning to us any ownership that they may claim in those works. Despite our precautions, it may be possible for third parties to obtain and use without consent intellectual property that we own or license. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

Patents and Patent Applications

As of December 31, 2022, we had four issued U.S. patents, one non-provisional U.S. patent application, one U.S. design patent application, 18 granted international design registrations in three international design patents, three granted international patents, and 19 international patent applications pending. The issued and granted patents expire in 2033 and 2038, the pending patent applications, if granted, will expire in 2038 and 2041, and the international design registrations have expiration dates ranging from 2035 to 2045. Although we actively attempt to utilize patents to protect our technologies, we believe that none of our patents, individually or in the aggregate, are material to our business. We will continue to file and prosecute patent applications when appropriate to attempt to protect our rights in our proprietary technologies. However, there can be no assurance that our patent applications will be approved, that any patents issued will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable.

Trademarks

We also rely on several registered and unregistered trademarks to protect our brand. As of December 31, 2022, we had 37 trademarks registered globally. "fuboTV" is a registered trademark in the United States and the European Union.

Competition

The TV streaming market continues to grow and evolve as more viewers shift from traditional Pay TV to streaming. There is significant competition in the TV market for users, advertisers, and broadcasters. We principally compete with Pay TV operators, such as Comcast, Cox and Altice, along with other virtual multichannel video programming distributors ("vMVPDs"), such as YouTube TV, Hulu Live and Sling TV. While the presence of these competitors in the market has helped to boost consumer awareness of TV streaming, contributing to the growth of the overall market, their resources and brand recognition present substantial competitive challenges.

We compete on various factors to acquire and retain users. These factors include quality and breadth of content offerings, especially within live sports; features of our TV streaming platform, including ease of use and superior user experience; brand awareness in the market; and perceived value relative to the price of our service. Additionally, we compete for user engagement. Many users have multiple subscriptions to various streaming services and allocate time and money between them.

We also face competition for advertisers, which in part depends on our ability to acquire and retain users. Providing a large and engaged audience is crucial for advertisers on our live TV streaming platform. In the TV streaming market, the effectiveness of advertisements and return on investments play a pivotal role. As such, we are also competing for advertisers based on the return of ads compared to various other digital advertising platforms, including mobile and web. Additionally, advertisers continue to allocate a large portion of spend to advertise offline. Therefore, we also compete with traditional media platforms such as traditional linear TV and radio. We are increasingly leveraging our data and analytics capabilities to optimize advertisements for both users and advertisers. We need to continue to maintain an appropriate advertising inventory for the growing demand for ads on our platform.

Furthermore, we compete to attract and retain broadcasters. Our ability to license content from broadcasters is dependent on the scale of our user base as well as license terms.

Our People and Human Capital Management

Who We Are

We are a diverse group of individuals, creatives, technologists, analysts and more. Some of us love sports, some binge the news, others prefer rom-coms. But we are united by a common mission — building the world's leading global live TV streaming platform with the greatest breadth of premium content and interactivity.

As of December 31, 2022, we had approximately 510 employees globally, of which approximately 360 were located in North America and approximately 150 were located in Europe and India. Additionally, we rely on independent contractors and temporary personnel to supplement our workforce from time to time. We have not experienced any work stoppages, and we consider our relationship with our employees to be good. None of our U.S. or Indian employees is represented by a labor union or covered by a collective bargaining agreement. Our French employees are covered by the national collective bargaining agreement for the consulting and engineering activities in France.

Our Values and Talent Development

We view our employees as central to the success of our business and achieving our mission. We onboard new employees with training programs on our values, certain aspects of our business, and important policies, including our Code of Business Conduct. We also value ongoing development and continuous learning, and strive to support and provide enriching opportunities to our employees. Throughout the year we monitor employee engagement and provide periodic training and informational sessions on our business and policies, including security awareness, through a variety of forums, including all-hands meetings, "ask me anything" sessions, and company-wide newsletters. Management uses input collected during these sessions to ensure ongoing awareness of employees' needs and improve activities aimed to serve our customers. Collectively through these initiatives we aim to keep our employees well-informed and to increase transparency.

Diversity, Equity and Inclusion

We prioritize building a diverse, inclusive, equitable, and empowered team representing a mix of gender, racial and ethnic backgrounds, industries, and levels of experience. We believe the different backgrounds, traditions, views and talents each of our employees brings to Fubo enrich the company as a whole and will help us achieve executional excellence. In 2020, we formed a Diversity, Engagement and Belonging Council, comprised of different team members throughout various levels of the organization, who recommend and help organize diversity and inclusion initiatives within the company. We are committed to creating and maintaining a workplace free from discrimination or harassment on the basis of race, religion, religious creed, color, ethnic or national origin, ancestry, gender, sexual orientation, age, marital status, military service or veteran status, disability, medical condition, or any other status protected by applicable law. Our policies and compliance trainings prohibit such discrimination and harassment, and all our employees are expected to exhibit and promote honest, ethical, and respectful conduct in the workplace.

Compensation and Benefits

Our compensation programs and benefits packages are designed to attract, retain and motivate exceptional talent who possess the skills necessary to drive our business objectives, assist in the achievement of our strategic goals and create long-term value for our shareholders. We offer employees compensation packages designed to be competitive that include base salary, and, depending on the role, business function and geographic market, cash bonuses, commissions, long-term incentive equity, and performance-based equity. We are proud that we have granted equity to the majority of our employees across all levels of the organization as part of their total compensation package. We believe this fosters a stronger sense of ownership and further aligns our employees' interests with the interest of our shareholders. In addition to our compensation programs, we offer a variety of benefits to our employees, which can include 401(k) plan with matching, health (medical, dental and vision) insurance, life insurance, paid time off, paid parental leave, a referral bonus program and company-sponsored short term and long term disability. We believe that a competitive compensation and benefits program with both short-term and long-term award opportunities, including awards tied to the achievement of meaningful performance metrics, allows us to align employees with shareholder interests.

Health and Safety

We are committed to the health and safety of our employees, and continue to adapt to ever-changing workplace and workforce dynamics. In response to the COVID-19 pandemic, we took a number of precautionary measures to protect the health and safety of our employees, including by initially transitioning our workforce to remote working as we temporarily closed our offices beginning in March 2020. Our offices have subsequently reopened and the majority of our employees have returned to office on a hybrid schedule; however some of our employees continue to work remotely, and, in the long term, we expect some personnel to continue to do so on a regular basis. We are focused on building capabilities to support a variety of work styles where individuals, teams, and our business can be successful. We have invested in programs that help support our employees' day-to-day wellness needs and goals including access to professional counselors, health coaching and advocacy services. We also maintain a whistleblower hotline through which employees can report health and safety risks.

Merger with fuboTV Sub

On April 1, 2020, fuboTV Acquisition Corp., a Delaware corporation and our wholly-owned subsidiary ("Merger Sub") merged with and into fuboTV Sub, whereby fuboTV Sub continued as the surviving corporation and became our wholly-owned subsidiary pursuant to the terms of the Agreement and Plan of Merger and Reorganization dated as of March 19, 2020, by and among us, Merger Sub and fuboTV Sub (the "Merger Agreement"). Following the Merger, we changed our name from "FaceBank Group, Inc." to "fuboTV Inc.," and we changed the name of fuboTV Sub to "fuboTV Media, Inc." The combined company operates under the name "Fubo," and our trading symbol is "FUBO." See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Merger with fuboTV Sub" in Part II, Item 7 in this Annual Report for a further description of the Merger.

Government Regulation

Our business and our devices and platform are subject to numerous domestic and foreign laws and regulations covering a wide variety of subject matters. These include general business regulations and laws, as well as regulations and laws specific to providers of Internet-delivered streaming services and Internet-connected devices. New or modified laws and regulations in these areas may have an adverse effect on our business. The costs of compliance with these laws and regulations are high and are likely to increase in the future. We anticipate that several jurisdictions may, over time, impose greater financial and regulatory obligations on us. If we fail to comply with these laws and regulations, we may be subject to significant liabilities and other penalties. Additionally, compliance with these laws and regulations could, individually or in the aggregate, increase our cost of doing business, impact our competitive position relative to our peers, and otherwise have an adverse impact on our operating results. For additional information about the impact of government regulations on our business, see "Risk Factors— Risks Related to Regulation" and "Risk Factors—Risks Related to Privacy, Consumer Protection and Cybersecurity" in Part I, Item 1A in this Annual Report.

Data Protection and Privacy

We are subject to various laws and regulations covering the privacy and protection of users' data. Because we handle, collect, store, receive, transmit, transfer, and otherwise process certain information, which may include personal information, regarding our users and employees in the ordinary course of business, we are subject to federal, state and foreign laws related to the privacy and protection of such data. These laws and regulations, and their application to our business, are increasingly shifting and expanding. Compliance with these laws and regulations, such as the California Consumer Privacy Act ("CCPA"), as amended by the California Privacy Rights Act ("CPRA"), and the European Union General Data Protection Regulation 2016/679 (the "GDPR") could affect our business, and their potential impact is unknown. Any actual or perceived failure to comply with these laws and regulations may result in investigations, claims and proceedings, regulatory fines or penalties, damages for breach of contract, or orders that require us to change our business practices, including the way we process data.

We are also subject to breach notification laws, including the GDPR, in the jurisdictions in which we operate, and we may be subject to litigation and regulatory enforcement actions as a result of any data breach or other unauthorized access to or acquisition or loss of personal information. Any significant change to applicable laws, regulations, interpretations of laws or regulations, or market practices, regarding the processing of personal data, or regarding the manner in which we seek to comply with applicable laws and regulations, could require us to make modifications to our products, services, policies, procedures, notices, and business practices, including potentially material changes. Such changes could potentially have an adverse impact on our business. For additional information about the impact of data protection and privacy regulations on our business, see "Risk Factors—Risks Related to Privacy, Consumer Protection and Cybersecurity" in Part I, Item 1A in this Annual Report.

Corporate Information

We were incorporated in 2009 as a Florida corporation under the name York Entertainment, Inc., and on August 10, 2020, our name was changed to fuboTV Inc. fuboTV Sub was incorporated in 2014 as a Delaware corporation. Our principal executive offices are located at 1290 Avenue of the Americas, 9th Floor, New York, New York 10104, and our telephone number is (212) 672-0055. Our website address is at https://fubo.tv. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report, and you should not consider information on our website to be part of this Annual Report.

Available Information

Our internet website address is www.fubo.tv. At our Investor Relations website, ir.fubo.tv, we make available free of charge a variety of information for investors, including our annual report, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file that material with or furnish it to the Securities and Exchange Commission ("SEC"). The information found on our website is not part of this or any other report we file with, or furnish to, the SEC.

We announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, our Twitter account (@fuboTV), our Instagram account (@fubotv), our Facebook page (www.facebook.com/fuboTV), our LinkedIn page (www.linkedin.com/company/fubotv/), public conference calls, and webcasts in order to achieve broad, non-exclusionary distribution of information to the public and for complying with our disclosure obligations under Regulation FD. We encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Item 1A. Risk Factors.

You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report, including our consolidated financial statements and related notes and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

This Annual Report also contains forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements." Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.

Risks Related to Our Financial Position and Capital Needs

We have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or maintain profitability.

We have incurred losses since inception. Our net loss for the year ended December 31, 2022 was $561.9 million. We expect that expanding our operations will cause our future operating expenses to increase. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve and maintain profitability. A number of our operating expenses, including expenses related to streaming content obligations, are fixed. If we are not able to either reduce these fixed obligations or other expenses or maintain or grow our revenue, our near-term operating losses may increase. Additionally, we may encounter unforeseen operating or legal expenses, difficulties, complications, delays and other factors that may result in losses in future periods. If our expenses exceed our revenue, we may never achieve or maintain profitability and our business may be harmed.

We may require additional capital to meet our financial obligations and support planned business growth, and this capital might not be available on acceptable terms or at all.

We have made, and intend in the future to make, significant investments to support planned business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing platform, products and services, expand into additional markets around the world, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, including pursuant to our shelf registration statements on Form S-3, our then existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we secure could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we were to violate the restrictive covenants, we could incur penalties, increased expenses and an acceleration of the payment terms of our outstanding debt, which could in turn harm our business.

We may not be able to obtain additional financing on terms favorable to us, if at all, due to unfavorable market conditions, including rising interest rates, or otherwise. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

Our revenue is subject to seasonality, and if subscriber behavior during certain seasons falls below our expectations, our business may be harmed.

Seasonal variations in subscriber and marketing behavior significantly affect our business. We have previously experienced, and expect to continue to experience, effects of seasonal trends in subscriber behavior due to the seasonal nature of sports. We generate significantly higher levels of revenue and subscriber additions in the third and fourth quarters of the year, driven primarily by sports leagues, especially the National Football League. Our operating results may also be affected by the scheduling of major sporting events that do not occur annually, such as the World Cup or Olympic Games, or the cancellation or postponement of sporting events. We also typically experience higher advertising sales during the fourth quarter of each calendar year due to greater advertiser demand during the holiday season, but, on the other hand, also typically incur greater marketing expenses as we attempt to attract new subscribers to our platform. In addition, expenditures by advertisers tend to be cyclical and are often discretionary in nature, reflecting overall economic conditions, the economic prospects of specific advertisers or industries, budgeting constraints and buying patterns, and a variety of other factors, many of which are outside our control.

Accordingly, given the seasonal nature of our business, accurate forecasting is critical to our operations. We anticipate that this seasonal impact on revenue is likely to continue, and any shortfall in expected revenue due to macroeconomic conditions, a decline in the effectiveness of our promotional activities, actions by our competitors, or for any other reason, would cause our results of operations to suffer significantly. For example, the COVID-19 pandemic has created significant volatility, uncertainty, and economic disruption and, in addition, mounting inflationary cost pressures and potential recession indicators have negatively impacted the global economy. If these factors continue, or worsen, our revenue may be materially impacted. A substantial portion of our expenses are personnel-related and include salaries, stock-based compensation and benefits that are not seasonal in nature. Accordingly, in the event of a revenue shortfall, we would be unable to mitigate the negative impact on margins, at least in the short term, and our business would be harmed.

We might not be able to utilize a significant portion of our net operating loss carryforwards.

As of December 31, 2022, we had federal net operating loss carryforwards of approximately $1,207.3 million, a portion of which will expire at various dates if not used prior to such dates. Under legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, as modified by the Coronavirus Aid, Relief, and Economic Security ("CARES") Act, federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses in tax years beginning after December 31, 2020 is limited. Other limitations may apply for state tax purposes.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation's ability to use its pre-change net operating loss carryforwards to offset its post-change income may be limited. We have experienced ownership changes in the past, and therefore a portion of our net operating loss carryforwards are subject to an annual limitation under Section 382 of the Code. In addition, we may experience ownership changes in the future as a result of subsequent changes in our stock ownership, including as a result of conversions of the 2026 Convertible Notes, some of which may be outside of our control. A past or future ownership change that materially limits our ability to use our historical net operating loss and tax credit carryforwards may harm our future operating results by effectively increasing our future tax obligations.

Our financial condition and results of operations could be adversely affected if we do not effectively manage our current or future debt.

As of December 31, 2022, we had $410.2 million of outstanding indebtedness on a consolidated basis which included $402.5 million of convertible notes and other notes outstanding with an aggregate principal of approximately $7.7 million.

Our obligations related to our outstanding or any future indebtedness could adversely affect our ability to take advantage of corporate opportunities, which could adversely affect our business, financial condition, and results of operations, including, but not limited to, the following:

- our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements, or other purposes may be limited, or financing may be unavailable;

- a substantial portion of our cash flows must be dedicated to the payment of principal and interest on our indebtedness and other obligations and will not be available for use in our business;

- lack of liquidity could limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

- our debt obligations will make us more vulnerable to changes in general economic conditions and/or a downturn in our business, thereby making it more difficult for us to satisfy our obligations; and

- if we fail to make required debt payments or to comply with other covenants in our debt agreements, we would be in default under the terms of these agreements, which could permit our creditors to accelerate repayment of the debt and could cause cross-defaults under other debt agreements.

We may also incur additional indebtedness to meet future financing needs. If we incur any additional debt, the related risks that we and our subsidiaries face could intensify.

Finally, we may in the future be in non-compliance with the terms of certain of our other debt instruments. To the extent we are in non-compliance with the terms of such debt instruments, we may be required to make payments to the holders of such instruments, those holders may be entitled to the issuance of stock by us, and the holders of such stock may be entitled to registration or other investor rights.

Servicing our indebtedness will require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial indebtedness.

Our ability to make scheduled payments of the principal and interest when due, or to refinance our borrowings under our debt agreements, will depend on our future performance and our ability to raise further equity financing, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to both (i) satisfy our existing and future obligations to our creditors and (ii) allow us to make necessary capital expenditures. If we are unable to generate such cash flow or raise further equity financing, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive. We may need or desire to refinance our existing indebtedness, and there can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all. Our ability to refinance existing or future indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our current or future debt agreements.

Our operating results may fluctuate, which makes our results difficult to predict.

Our revenue and operating results could vary significantly from quarter-to-quarter and year-to-year because of a variety of factors, many of which are outside of our control and may not fully reflect the underlying performance of our business. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition to other risk factors discussed herein, factors that may contribute to the variability of our quarterly and annual results include:

- our ability to retain and grow our subscriber base, as well as increase engagement among new and existing subscribers;

- our ability to maintain effective pricing practices, in response to the competitive markets in which we operate or other macroeconomic factors, such as inflation or increased taxes;

- the addition or loss of popular content or channels, including our ability to enter into new content deals or negotiate renewals with our content providers on terms that are favorable to us, or at all;

- our ability to effectively manage our growth;

- our ability to attract and retain existing advertisers;

- seasonal, cyclical or other shifts in revenue and expenses;

- our revenue mix;

- the entrance of new competitors or competitive products or services, whether by established or new companies;

- our ability to keep pace with changes in technology and our competitors, and the timing of the launch of new or updated products, content or features;

- interruptions in service, whether or not we are responsible for such interruptions, and any related impact on our reputation;

- our ability to pursue and appropriately time our entry into new geographic or content markets and, if pursued, our management of this expansion;

- costs associated with defending any litigation, including intellectual property infringement litigation;

- the impact of general economic conditions on our revenue and expenses; and

- changes in regulations affecting our business.

This variability makes it difficult to forecast our future results with precision and to assess accurately whether increases or decreases are likely to cause quarterly or annual results to exceed or fall short of previously issued guidance. While we assess our quarterly and annual guidance and update such guidance when we think it is appropriate, unanticipated future volatility can cause actual results to vary significantly from our guidance, even where that guidance reflects a range of possible results.

If we fail to effectively manage our growth, our business, operating results, and financial condition may suffer.

Our growth to date has placed significant demands on our management and on our operational and financial infrastructure, and we expect these trends to continue in connection with further growth. In order to attain and maintain profitability, we will need to recruit, integrate, and retain skilled and experienced personnel who can demonstrate our value proposition to subscribers, advertisers, and business partners and who can increase the monetization of our platform. Continued growth could also strain our ability to maintain reliable service levels for our customers, effectively monetize the content streamed, develop and improve our operational and financial controls, and recruit, train, and retain highly skilled personnel. If our systems do not evolve to meet the increased demands placed on us by an increasing number of advertisers, we also may be unable to meet our obligations under advertising agreements with respect to the delivery of advertising or other performance obligations. As our operations grow in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable technical and management resources. If we fail to maintain efficiency and allocate limited resources effectively in our organization as it grows, our business, operating results, and financial condition may suffer.

We have been expanding our operations internationally, and as our international offering evolves, we are managing and adjusting our business to address varied content offerings, consumer customs and practices, in particular those dealing with e-commerce and streaming video, as well as differing legal and regulatory environments.

We have experienced rapid growth rates in both the number of subscribers on our platform and revenue over the last few years. As we grow larger and increase our subscriber base and usage, we expect it will become increasingly difficult to maintain the rate of growth we currently experience.

Risks Related to Our Relationships with Content Providers, Customers and Other Third Parties

The long-term nature of certain of our content commitments may limit our operating flexibility and could adversely affect our liquidity and results of operations.

In connection with licensing streaming content, we typically enter into multi-year agreements with content providers. Given the multiple-year duration, if subscriber acquisition and retention do not meet our expectations, our margins may be adversely impacted. In the past, we had long term programming deals that required minimum license fee payments and we failed to make certain of those minimum guarantee payments to certain key programmers. To the extent we fail to make any minimum guarantee payments in the future, if applicable, we may lose access to such content. We currently do not have any material programming deals that require minimum license fees in the United States.

We also enter into multi-year commitments for content that we produce, either directly or through third parties, including elements associated with these productions such as non-cancelable commitments under talent agreements. Payment terms for certain content commitments, such as content we directly produce, will typically require more up-front cash payments than other content licenses or arrangements whereby we do not fund the production of such content.

To the extent subscriber and/or revenue growth do not meet our expectations, our liquidity and results of operations could be adversely affected as a result of content commitments and payment requirements of certain agreements. In addition, the long-term nature of certain of our commitments may limit our flexibility in planning for or reacting to changes in our business and the market segments in which we operate. If we license and/or produce content that is not favorably received by consumers in a territory, or is unable to be shown in a territory, acquisition and retention may be adversely impacted and given the long-term and fixed cost nature of certain of our content commitments, we may not be able to adjust our content offering quickly and our results of operations may be adversely impacted.

Our results may be adversely affected if long-term content contracts are not renewed on sufficiently favorable terms.

We typically enter into long-term contracts for both the acquisition and the distribution of media content, including contracts for the acquisition of content rights for sporting events and other programs. As these contracts expire, we must renew or renegotiate the contracts, and if we are unable to renew them on acceptable terms, we may lose content rights or distribution rights. Even if these contracts are renewed, the cost of obtaining content rights may increase (or increase at faster rates than our historical experience). Moreover, our ability to renew these contracts on favorable terms may be affected by consolidation in the market for content distribution, the entrance of new participants in the market for distribution of content on digital platforms and other factors such as the impacts of COVID-19. With respect to the acquisition of content rights, particularly sports content rights, the impact of these long-term contracts on our results over the term of the contracts depends on a number of factors, including the strength of advertising markets, subscription levels and rates for content, effectiveness of marketing efforts and the size of viewer audiences. There can be no assurance that revenues from content based on these rights will exceed the cost of the rights plus the other costs of producing and distributing the content.

If we fail to obtain or maintain popular content, we may fail to retain existing subscribers and attract new subscribers.

We have invested a significant amount of time to cultivate relationships with our content providers; however, such relationships may not continue to grow or yield further financial results. We must continuously maintain existing relationships and identify and establish new relationships with content providers to provide popular content. In order to remain competitive, we must consistently meet customer demand for popular streaming channels and content, particularly as we enter new markets, including international markets. If we are not successful in maintaining channels on our platform that attract and retain a significant number of subscribers, or if we are not able to do so in a cost-effective manner, our business will be harmed.

We enter into agreements with our content providers, which have varying terms and conditions, including expiration dates. Upon expiration of these agreements, we are required to re-negotiate and renew them in order to continue providing content from these providers on our streaming platform. We have in the past been unable, and in the future may not be able, to reach a satisfactory agreement with certain content providers before our existing agreements have expired. If we are unable to renew such agreements on a timely basis on mutually agreeable terms, we may be required to temporarily or permanently remove certain channels from our streaming platform. The loss of such channels from our streaming platform for any period of time may harm our business. More broadly, if we fail to maintain our relationships with the content providers on terms favorable to us, or at all, or if these content providers face problems in delivering their content across our platform, we may lose channel partners or subscribers and our business may be harmed.

If our efforts to attract and retain subscribers are not successful, our business will be adversely affected.

We have experienced significant subscriber growth over the past several years. Our ability to continue to attract subscribers will depend in part on our ability to consistently provide our subscribers with compelling content choices and effectively market our platform. Furthermore, the relative service levels, content offerings, pricing and related features of our competitors may adversely impact our ability to attract and retain subscribers. In addition, many of our subscribers re-join our platform or originate from word-of-mouth referrals from existing subscribers. If our efforts to satisfy our existing subscribers are not successful, we may not be able to attract subscribers, and as a result, our ability to maintain and/or grow our business will be adversely affected.

If consumers perceive a reduction in the value of our platform because, for example, we introduce new or adjust existing features, adjust pricing or platform offerings, or change the mix of content in a manner that is not favorably received by them, we may not be able to attract and retain subscribers. Subscribers cancel their subscription for many reasons, including due to a perception that they do not use the platform sufficiently, the need to cut household expenses, availability of content is unsatisfactory, competitive services provide a better value or experience and customer service issues are not satisfactorily resolved. We must continually add new subscriptions both to replace canceled subscriptions and to grow our business beyond our current subscription base. While we permit multiple subscribers within the same household to share a single account for non-commercial purposes, if account sharing is abused, our ability to add new subscribers may be hindered and our results of operations may be adversely impacted. If we do not grow as expected, given, in particular, that our content costs are largely contracted over several years, we may not be able to adjust our expenditures or increase our (per subscriber) revenues commensurate with the lowered growth rate such that our margins, liquidity and results of operations may be adversely impacted. Our results are also impacted by changes in the distribution strategy by the various content providers on our platform, which impacts our ability to accurately forecast subscriber growth and revenue. Some of these changes may include the simulcasting of sporting events that traditionally were only broadcasted on linear Pay TV, on "plus services" at generally lower prices. If we are unable to successfully compete with current and new competitors in both retaining our existing subscribers and attracting new subscribers, our business will be adversely affected. Further, if excessive numbers of subscribers cancel our service, we may be required to incur significantly higher marketing expenditures than we currently anticipate replacing these subscribers with new subscribers.

Our agreements with certain distribution partners may contain parity obligations which limit our ability to pursue unique partnerships.

Our agreements with certain distribution partners contain obligations which require us to offer them the same technical features, content, pricing and packages that we make available to our other distribution partners and also require us to provide parity in the marketing of the availability of our application across our distribution partners. These parity obligations may limit our ability to pursue technological innovation or partnerships with individual distribution partners and may limit our capacity to negotiate favorable transactions with different partners or otherwise provide improved products and services. As our technical feature developments progress at varying speeds and at different times with different distribution partners, we currently offer some enhanced technical features on distribution platforms that we do not make available on other distribution platforms, which limits the quality and uniformity of our offering to all consumers across our distribution platforms. In addition, delays in technical developments across our distribution partners puts us at risk of breaching our parity obligations with such distribution platforms, which threatens the certainty of our agreements with distribution partners.

If we are unable to maintain an adequate supply of ad inventory on our platform, our business may be harmed.

We may fail to attract content providers that generate sufficient ad content hours on our platform and continue to grow our video ad inventory. Our business model depends on our ability to grow video ad inventory on our platform and sell it to advertisers. We grow ad inventory by adding and retaining content providers on our platform with ad-supported channels that we can monetize. If we are unable to grow and maintain a sufficient supply of quality video advertising inventory at reasonable costs to keep up with demand, our business may be harmed.

We operate in a highly competitive industry, and we compete for advertising revenue with other internet streaming platforms and services, as well as traditional media, such as radio, broadcast, cable and satellite TV and satellite and Internet radio. We may not be successful in maintaining or improving our fill-rates or CPMs.

Our competitors offer content and other advertising mediums that may be more attractive to advertisers than our TV streaming platform. These competitors are often very large and have more advertising experience and financial resources than we do, which may adversely affect our ability to compete for advertisers and may result in lower revenue from advertising. If we are unable to increase our advertising revenue by, among other things, continuing to improve our platform's data capabilities to further optimize and measure advertisers' campaigns, increase our advertising inventory and expand our advertising sales team and programmatic capabilities, our business and our growth prospects may be harmed. We may not be able to compete effectively or adapt to any such changes or trends, which would harm our ability to grow our advertising revenue and harm our business.

If content providers refuse to license streaming content or other rights upon terms acceptable to us, our business could be adversely affected.

Our ability to provide our subscribers with content they can watch depends on content providers and other rights holders licensing rights, including distribution rights, to such content and certain related elements thereof, such as the public performance of music contained within the content we distribute. The license periods and the terms and conditions of such licenses vary, and we may be operating outside the terms of some of our current licenses. As content providers develop their own streaming services, they may be unwilling to provide us with access to certain content, including popular series or movies. If the content providers and other rights holders are not or are no longer willing or able to license us content upon terms acceptable to us, our ability to stream content to our subscribers may be adversely affected and/or our costs could increase. Because of these provisions as well as other actions we may take, content available through our service can be withdrawn on short notice. As competition increases, we see the cost of certain programming increase.

Further, if we do not maintain a compelling mix of content, our subscriber acquisition and retention may be adversely affected.

Our content providers impose a number of restrictions on how we distribute and market our products and services, which can adversely affect our business.

A number of our major content partners impose significant restrictions on how we can distribute and market our products and services. For example, our content partners may prevent us from partnering with third party distributors and manufacturers to exploit new market opportunities or prevent us from bundling or reselling our products with third party products and services, or otherwise restrict how we might brand or market our products and services. Our content partners also impose restrictions on the content and composition of the packages we can make available to our customers and restrictions on how we might make some or all of our content available to customers (such as on a standalone basis, length of free trials or access modified or shorter form content). These restrictions may prevent us from responding dynamically to changing customer expectations or market demands or exploiting lucrative partnership opportunities. Content providers may also restrict the advertising that may be made available in connection with their content, including restrictions on the content and timing of such advertising, and restrictions on how advertising may be sold (such as a limit to sale on an aggregated, non-content specific basis only), which limits our opportunity to exploit potentially lucrative revenue streams.

Content providers may also provide their content only on a service that includes a minimum number of channels from other providers or require that we only provide their content in specific service tiers that include a specific mix of programming. Certain provisions in these agreements could become a challenge to comply with if we were to lose rights under agreements with key programmers.

In addition, our content partners generally impose requirements on us to treat them at least as favorably as other major providers in various ways, such as equal treatment with respect to content recommendations, displays on user interfaces, the marketing and promotion of content and streaming quality standards. This may materially restrict the functionality and performance of our technology, particularly our proprietary recommendation engine. This may also prevent us from offering commercial benefits to certain content providers, limiting our capacity to negotiate favorable transactions and overall limiting our ability to provide improved products and services.

Our agreements with content providers are complex, with various rights restrictions and favorability obligations which impose onerous compliance obligations.

The content rights granted to us are complex and multi-layered and differ substantially across different content and content providers. We may be able to make certain content available on a VOD basis or on certain devices but may be restricted from doing the same with other content, sometimes even with the same content provider. We are often not able to make certain content available at certain times or in certain geographical regions. In addition, our obligations to provide equality in the treatment between certain content providers require us to continuously monitor and assess treatment of content providers and content across our products and services.

These complex restrictions and requirements impose a significant compliance burden which is costly and challenging to maintain. A failure to maintain these obligations places us at risk of breaching our agreements with content providers, which could lead to loss of content and damages claims, which would have a negative impact on our products and service and our financial position.

We face risks, such as unforeseen costs and potential liability in connection with content we acquire, produce, license and/or distribute through our service.

As a producer and distributor of content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of materials that we acquire, produce, license and/or distribute. We also may face potential liability for content used in promoting our service, including marketing materials. We are devoting more resources toward the development, production, marketing and distribution of original programming, including Fubo Sports Network and mobile games. We believe that original and exclusive programming can help differentiate our service from other offerings, enhance our brand and otherwise attract and retain subscribers. To the extent our programming does not meet our expectations, in particular, in terms of costs, viewing and popularity, our business, including our brand and results of operations may be adversely impacted. As we have expanded our original programming, we have become responsible for production costs and other expenses, such as ongoing guild payments. We also take on risks associated with production, such as completion and key talent risk, which risks have been heightened during COVID-19. Further, negotiations or renewals related to entertainment industry collective bargaining agreements could negatively impact timing and costs associated with our productions. We contract with third parties related to the development, production, marketing and distribution of our original programming. We may face potential liability or may suffer significant losses in connection with these arrangements, including but not limited to if such third parties violate applicable law, become insolvent or engage in fraudulent behavior. To the extent we create and sell physical or digital merchandise relating to our programming, and/or license such rights to third parties, we could become subject to product liability, intellectual property or other claims related to such merchandise. We may decide to remove content from our service, not to place licensed or produced content on our service or discontinue or alter production of original content if we believe such content might not be well-received by our current or potential subscribers, or could be damaging to our brand or business.

To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately does not appear on or is removed from our service, or if we become liable for content we acquire, produce, license and/or distribute, our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising.

If our efforts to build a strong brand and to maintain customer satisfaction and loyalty are not successful, we may not be able to attract or retain subscribers, and our business may be harmed.

Building and maintaining a strong brand is important to our ability to attract and retain subscribers, as potential subscribers have a number of TV streaming choices. Successfully building a brand is a time-consuming and comprehensive endeavor and can be positively and negatively impacted by any number of factors. Some of these factors, such as the quality or pricing of our platform or our customer service, are within our control. Other factors, such as the quality of the content that our content publishers provide, may be out of our control, yet subscribers may nonetheless attribute those factors to us. Our competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than we can. Many of our competitors are larger companies and promote their brands through traditional forms of advertising, such as print media and TV commercials, and have substantial resources to devote to such efforts. Our competitors may also have greater resources to utilize Internet advertising or website product placement more effectively than we can. If we are unable to execute on building a strong brand, it may be difficult to differentiate our business and platform from our competitors in the marketplace; therefore, our ability to attract and retain subscribers may be adversely affected and our business may be harmed.

We rely upon a number of partners to make our service available on their devices.

We currently offer subscribers the ability to receive streaming content through a host of Internet-connected screens, including TVs, digital video players, television set-top boxes and mobile devices. Some of our agreements with key distribution partners give distribution partners the ability to terminate their carriage of our service. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing, regulatory, business or other impediments to delivering our streaming content to our subscribers via these devices, our ability to retain subscribers and grow our business could be adversely impacted.

Our business could be adversely affected if a number of our partners do not continue to provide access to our service or are unwilling to do so on terms acceptable to us, which terms may include the degree of accessibility and prominence of our service. Furthermore, devices are manufactured and sold by entities other than Fubo, and while these entities should be responsible for the devices' performance, the connection between these devices and Fubo may nonetheless result in consumer dissatisfaction toward Fubo and such dissatisfaction could result in claims against us or otherwise adversely impact our business. In addition, technology changes to our streaming functionality may require that partners update their devices or may lead us to stop supporting the delivery of our service on certain legacy devices. If partners do not update or otherwise modify their devices, or if we discontinue support for certain devices, our service and our subscribers' use and enjoyment could be negatively impacted.

We rely upon Google Cloud Platform and Amazon Web Services to operate certain aspects of our service, and any disruption of or interference with our use of Google Cloud Platform and/or Amazon Web Services would impact our operations and our business would be adversely impacted.

Each of Google Cloud Platform ("GCP") and Amazon Web Services ("AWS") provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a "cloud" computing service. We have architected our software and computer systems so as to utilize data processing, storage capabilities and other services provided by both GCP and AWS. Currently, we run the vast majority of our computing on GCP with some key components running on AWS. Given this, along with the fact that we cannot easily switch what is specifically running now on GCP and/or AWS to another cloud provider, any disruption of or interference with our use of GCP and/or AWS would impact our operations, and our business would be adversely impacted. Google (through YouTube TV) and, to a lesser extent, Amazon (through Amazon Prime) compete with us and, if Google or Amazon were to use GCP or AWS, respectively, in such a manner as to gain competitive advantage against our service, it could harm our business.

Risks Related to Our Financial Reporting and Disclosure

We identified material weaknesses in our internal control over financial reporting in 2019 and 2020. We may identify material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which could lead investors to lose confidence in the accuracy and completeness of our financial reports.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and determine the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting.

In 2020 we identified material weaknesses in our internal control over financial reporting, which were remediated as of December 31, 2021. The process of designing and implementing internal control over financial reporting required to comply with Section 404 of the Sarbanes-Oxley Act is time-consuming, costly, and complicated. If during the evaluation and testing process we identify one or more other material weaknesses in our internal control over financial reporting, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented, or reviewed. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

If we fail to comply with the reporting obligations of the Exchange Act, our business, financial condition, and results of operations, and investors' confidence in us, could be materially and adversely affected.

As a public company, we are required to comply with the periodic reporting obligations of the Exchange Act, including preparing annual reports, quarterly reports, and current reports. In the past, prior to our merger with fuboTV Media Inc. (formerly known as fuboTV Inc.) in 2020, we failed to prepare and disclose this information in a timely manner. Our failure to prepare and disclose this information in a timely manner and meet our reporting obligations in their entirety could subject us to penalties under federal securities laws and regulations of the exchange we are listed on, expose us to lawsuits, and restrict our ability to access financing on favorable terms, or at all. We have experienced significant growth in the number of our employees and the scope of our operations to date and expect continued growth over the long term. As we expand, as a result of previously maintaining a limited staff, we may later determine that certain related party transactions were not properly identified, reviewed and approved prior to us entering into them with such related parties.

Going forward, we will need to implement and improve our managerial, operational and financial systems, expand our facilities and recruit and train additional qualified personnel. Due to our limited financial resources and our limited experience in managing such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert or stretch our management and business development resources in a way that we may not anticipate. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We will need to improve our operational and financial systems to support our expected long term growth, along with increasingly complex business arrangements, and rules governing revenue and expense recognition, and any inability to do so could adversely affect our billing services and financial reporting.

We have increasingly complex business arrangements with our content publishers and licensees, and the rules that govern revenue and expense recognition in our business are increasingly complex. To manage the expected growth of our operations over the long term and increasing complexity, we will need to improve our operational and financial systems, procedures and controls and further increase systems automation to reduce reliance on manual operations. Any inability to do so will negatively affect our billing services and financial reporting. Our current and planned systems, procedures and controls may not be adequate to support our complex arrangements and the rules governing revenue and expense recognition for our future operations and expected growth. Delays or problems associated with any improvement or expansion of our operational and financial systems and controls could adversely affect our relationships with our subscribers, content publishers or licensees; cause harm to our reputation and brand; and could also result in errors in our financial and other reporting.

Our key metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

We regularly review key metrics related to the operation of our business, including, but not limited to average revenue per user, and number of subscribers, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our subscriber base for the applicable period of measurement, there are inherent challenges in measuring how our platform is used across large populations.

Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of subscribers were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of subscribers to satisfy our growth strategies.

In addition, advertisers generally rely on third-party measurement services to calculate our metrics, and these third-party measurement services may not reflect our true audience. If advertisers, partners, or investors do not perceive our subscriber, geographic, or other demographic metrics to be accurate representations of our subscriber base, or if we discover material inaccuracies in our subscriber, geographic, or other demographic metrics, our reputation may be seriously harmed, and our business and operating results could be materially and adversely affected.

Preparing and forecasting our financial results requires us to make judgments and estimates which may differ materially from actual results, and if our operating and financial performance does not meet the guidance that we provide to the public, the market price of our common stock may decline.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. We base such estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, but actual results may differ from these estimates. Using such estimates has the potential to negatively impact the results we report which could negatively impact our stock price.

In addition, from time to time, we release guidance regarding our future performance. Such guidance is based upon a number of assumptions and estimates that, although presented with numerical specificity, are inherently subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. Any such guidance will be composed of forward-looking statements subject to the risks and uncertainties described in this Annual Report and in our other public filings and public statements. Our actual results may not always be in line with or exceed, and could differ materially from, any guidance we have provided, especially in times of economic uncertainty such as the current environment. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our common stock may decline.

Impairment in the carrying value of goodwill or long-lived assets could negatively affect our operating results.

We have a significant amount of goodwill and long-lived assets on our consolidated balance sheet. Under generally accepted accounting principles, annually, and upon the identification of a triggering event, management is required to perform an evaluation of the recoverability of goodwill and long-lived assets. Triggering events potentially warranting an interim goodwill impairment test include, among other factors, declines in historical or projected revenue, operating income or cash flows, and sustained declines in the Company's stock price or market capitalization, considered both in absolute terms and relative to peers. If business conditions or other factors cause profitability and cash flows to decline, we may be required to record non-cash impairment charges. If the carrying value of our reporting units exceeds their current fair value as determined based on the discounted future cash flows of the related business, the goodwill is considered impaired and is reduced to fair value by a non-cash charge to earnings. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made

As a result of sustained decreases in the Company's stock price and market capitalization, the Company conducted an interim impairment test of its goodwill and long-lived assets as of June 30, 2022. As a result of this testing, the Company recorded a non-cash goodwill impairment charge of $10.7 million for the wagering segment during the quarter ended June 30, 2022. The impairment charge represents all of the goodwill in the wagering segment.

The Company tests goodwill for impairment at the reporting unit level on an annual basis on October 1 for each fiscal year or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Company performed a qualitative analysis during its annual goodwill impairment test on October 1, 2022 and determined that it was more likely than not that goodwill was not impaired. Since October 1, 2022, the Company experienced sustained decreases in its stock price and market capitalization. As a result, the Company conducted an impairment test of its goodwill and long-lived assets as of December 31, 2022. The results of the impairment test also showed that the fair value of the streaming reporting unit was in excess of its carrying value by 3.5%. Therefore, it was determined that goodwill was not impaired and no impairment charge was recorded during the impairment test conducted as of December 31, 2022 for the streaming reporting unit.

In addition, the Company determined that the Company's initiation of a strategic review of its interactive wagering business in August 2022 constituted a triggering event, in that there will be a significant change in the extent and manner in which the long-lived assets of Fubo Sportsbook will be used, and there is an expectation that the assets will be sold or otherwise disposed of. For the year ended December 31, 2022, the Company determined the carrying value of the asset groups, within Fubo Sportsbook, did not exceed future undiscounted cash flows. The Company then calculated the fair value of the asset groups as the present value of the estimated future cash flows and determined that the carrying value exceeded the fair value in certain instances. Based on this analysis, the Company recognized an aggregate non-cash impairment charge of $76.7 million which represented substantially all of the long-lived assets of Fubo Sportsbook.

While management cannot predict if or when additional future goodwill or long-lived asset impairments may occur, additional impairments could have material adverse effects on the Company's operating income, net assets, and/or the Company's cost of, or access to, capital.

Risks Related to Our Products and Technologies

TV streaming is highly competitive and many companies, including large technology and entertainment companies, TV brands, and service operators, are actively focusing on this industry. If we fail to differentiate ourselves and compete successfully with these companies, it will be difficult for us to attract or retain subscribers and our business will be harmed.

TV streaming is increasingly competitive and global. Our success depends in part on attracting and retaining subscribers on, and effective monetization of, our platform. To attract and retain subscribers, we need to be able to respond efficiently to changes in consumer tastes and preferences and to further increase the type and number of content offerings. Effective monetization requires us to continue to update the features and functionality of our streaming platform for subscribers and advertisers.

Companies such as AT&T, Comcast, Cox and Altice, along with MVPDs, such as YouTube TV, Hulu Live and Sling TV, offer TV streaming products that compete with our platform. In many cases, these competitors have the financial resources to subsidize the cost of their streaming services in order to promote their other products and services making it harder for us to acquire new subscribers and increase hours streamed. Similarly, some service operators, such as Comcast and Altice, offer TV streaming applications as part of their cable service plans and can leverage their existing consumer bases, installation networks, broadband delivery networks and name recognition to gain traction in the TV streaming market. Some of these companies also promote their brands through traditional forms of advertising, such as TV commercials, as well as Internet advertising or website product placement, and have greater resources than us to devote to such efforts.

In addition, many TV manufacturers, such as LG Electronics Inc., Samsung Electronics Co., Ltd. and VIZIO, Inc., offer their own TV streaming solutions pre-installed on their TVs. Other devices, such as Microsoft's Xbox and Sony's PlayStation game consoles and many DVD and Blu-ray players, also incorporate TV streaming functionality.

We expect competition in TV streaming from the large technology companies and service operators described above, as well as new and growing companies, to increase in the future. This increased competition could result in pricing pressure, lower revenue or the failure of our platform to gain or maintain broad market acceptance. To remain competitive, we need to continuously invest in product development and marketing. We may not have sufficient resources to make additional investments needed to maintain our competitive position. In addition, many of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than us, which provide them with advantages in developing, marketing or servicing new products and offerings. As a result, they may be able to respond more quickly to market demand, devote greater resources to the development, promotion and sales of their products or the distribution of their content, and influence market acceptance of their products better than we can. These competitors may also be able to adapt more quickly to new or emerging technologies or standards and may be able to deliver products and services at a lower cost. New entrants may enter the TV streaming market with unique service offerings or approaches to providing video. In addition, our competitors may enter into business combinations or alliances that strengthen their competitive positions. Increased competition could reduce our market share, revenue and operating margins, increase our operating costs, harm our competitive position and otherwise harm our business.

If the advertisements and audience development campaigns and other promotional advertising on our platform are not relevant or not engaging to our subscribers, our growth in subscribers, advertisers and hours streamed may be adversely impacted.

We have made, and are continuing to make, investments to enable advertisers to deliver relevant advertising content to subscribers on our platform. Existing and prospective advertisers may not be successful in serving ads and audience development campaigns and sponsoring other promotional advertising that lead to and maintain user engagement. Those ads may seem irrelevant, repetitive or overly targeted and intrusive. We are continuously seeking to balance the objectives of our subscribers and advertisers with our desire to provide an optimal user experience, but we may not be successful in achieving a balance that continues to attract and retain subscribers and advertisers. If we do not introduce relevant advertisements, audience development campaigns and other promotional advertising or such advertisements, audience development campaigns and other promotional advertising are overly intrusive and impede the use of our TV streaming platform, our subscribers may stop using our platform which will harm our business.

Our future growth depends on the acceptance and growth of OTT advertising and OTT advertising platforms.

We operate in a highly competitive advertising industry and we compete for revenue from advertising with other streaming platforms and services, as well as traditional media, such as radio, broadcast, cable and satellite TV, and satellite and internet radio. These competitors offer content and other advertising mediums that may be more attractive to advertisers than our streaming platform. These competitors are often very large and have more advertising experience and financial resources than we do, which may adversely affect our ability to compete for advertisers and may result in lower revenue from advertising. If we are unable to increase our revenue from advertising by, among other things, continuing to improve our platform's capabilities to further optimize and measure advertisers' campaigns, increase our advertising inventory and expand our advertising sales team and programmatic capabilities, our business and our growth prospects may be harmed. We may not be able to compete effectively or adapt to any such changes or trends, which would harm our ability to grow our advertising revenue and harm our business.

Many advertisers continue to devote a substantial portion of their advertising budgets to traditional advertising, such as linear TV, radio and print. The future growth of our business depends on the growth of OTT advertising, and on advertisers increasing their spend on advertising on our platform. Although traditional TV advertisers have showed growing interest in OTT advertising, we cannot be certain that their interest will continue to increase or that they will not revert to traditional TV advertising, especially if our customers no longer stream TV or significantly reduce the amount of TV they stream either as a result of the end of the COVID-19 pandemic or for other reasons. If advertisers, or their agency relationships, do not perceive meaningful benefits of OTT advertising, the market may develop more slowly than we expect, which could adversely impact our operating results and our ability to grow our business.

We may not be successful at expanding our content to areas outside our current content offering and even if we are able to expand into other content areas and sustain such expansion, we may not be successful in overcoming our reputation as primarily a live sports streaming service.

We currently have a reputation as primarily a live sports streaming service. We are making efforts to expand our content offerings outside live sports streaming, and currently offer a wide selection of news and entertainment content. However, we may not be successful at expanding our content to areas outside our current content offering, or maintaining content from our current content offering, and even if we are able to expand into other content areas and sustain such expansion, we may not be successful in overcoming our reputation as primarily a live sports streaming service.

If TV streaming develops more slowly than we expect, our operating results and growth prospects could be harmed. In addition, our future growth depends in part on the growth of TV streaming advertising.

TV streaming is a relatively new and rapidly evolving industry, making our business and prospects difficult to evaluate. The growth and profitability of this industry and the level of demand and market acceptance for our platform are subject to a high degree of uncertainty.

We believe that the continued growth of streaming as an entertainment alternative will depend on the availability and growth of cost-effective broadband Internet service, the quality of broadband content delivery, the quality and reliability of new devices and technology, the cost for subscribers relative to other sources of content, as well as the quality and breadth of content that is delivered across streaming platforms. These technologies, products and content offerings continue to emerge and evolve. Subscribers, content publishers or advertisers may find TV streaming platforms to be less attractive than traditional TV, which would harm our business. In addition, many advertisers continue to devote a substantial portion of their advertising budgets to traditional advertising, such as TV, radio and print. The future growth of our business depends in part on the growth of TV streaming advertising, and on advertisers increasing spend on such advertising. We cannot be certain that they will do so. If advertisers do not perceive meaningful benefits of TV streaming advertising, then this market may develop more slowly than we expect, which could adversely impact our operating results and our ability to grow our business.

Changes in competitive offerings for entertainment video, including the potential rapid adoption of piracy-based video offerings, could adversely impact our business.

The market for entertainment video is intensely competitive and subject to rapid change. Through new and existing distribution channels, consumers have increasing options to access entertainment video. The various economic models underlying these channels include subscription, transactional, ad-supported, and piracy-based models. All of these have the potential to capture meaningful segments of the entertainment video market. Piracy in particular, threatens to damage our business, as its fundamental proposition to consumers is so compelling and difficult to compete against: virtually all content for free. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth. Traditional providers of entertainment video, including broadcasters and cable network operators, as well as Internet based e-commerce or entertainment video providers are increasing their streaming video offerings.

Several of these competitors have long operating histories, large customer bases, strong brand recognition, exclusive rights to certain content and significant financial, marketing and other resources. They may secure better terms from suppliers, adopt more aggressive pricing and devote more resources to product development, technology, infrastructure, content acquisitions and marketing. New entrants may enter the market or existing providers may adjust their services with unique offerings or approaches to providing entertainment video. Companies also may enter into business combinations or alliances that strengthen their competitive positions. If we are unable to successfully compete with current and new competitors, our business will be adversely affected, and we may not be able to increase or maintain market share or revenues.

Our products and services related to sports wagering subjected our business to a variety of related gaming laws, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business. The violation of any such laws, any adverse change in any such laws or their interpretation, or the regulatory climate applicable to these products and services, could have a material adverse effect on our financial condition and results of operations.

We launched the Fubo Sportsbook app in Iowa and Arizona during the fourth quarter of 2021, and in New Jersey during the third quarter of 2022. Expansion of our business into sports wagering, including through third-party partnerships, has generally subjected us to the laws and regulations of the jurisdictions in which we conducted our business or in some circumstances, of those jurisdictions in which our services were offered or were available, as well as the general laws and regulations that apply to all e-commerce businesses, such as those related to privacy and personal information, tax and consumer protection and, potentially, any additional laws and regulations that may impact our business partners. These laws and regulations vary from one jurisdiction to another. While we have dissolved Fubo Gaming and ceased operation of Fubo Sportsbook as of the date of this Annual Report, we may to some extent remain subject to these laws and regulations as a result of the prior operation of Fubo Sportsbook or, if, and to the extent, we were to engage in gaming operations or otherwise partner with a third party subject to these laws and regulations in the future.

In connection with the foregoing, future legislative and regulatory action, and court decisions or other governmental action, may have a material adverse impact on our operations and financial results. Governmental authorities could view us as having violated applicable laws, despite efforts to obtain all applicable licenses or approvals and otherwise comply with such laws. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent monopoly providers, or private individuals, could be initiated against us, Internet service providers, credit card and other payment processors, advertisers and others involved in the sports wagering industry who partnered with, serviced or worked with or for us. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us or our licensees or other business partners, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as impact our reputation.

Our sports wagering business depended on the support of payment processors, the quality and cost of which may be variable in certain jurisdictions.

Our sports wagering business depended on payment processing providers to facilitate the movement of funds between our sportsbook and our customer base. As a result of the decision to cease operations in October 2022, Fubo Gaming no longer accepts wagers or deposits, and all sportsbook customers' funds, which had been deposited into their accounts, but not wagered, as well as any winnings from wagers, have been processed for return to the sportsbook customers. However, certain transactions relating to the return of those funds remain dependent on payment processing providers and anything that could interfere with or otherwise harm the relationships with payment service providers could have a material adverse effect on our businesses. Our ability to facilitate withdrawals by them may be restricted by any introduction of legislation or regulations restricting financial transactions with online or mobile sports wagering operators or prohibiting the use of credit cards and other banking instruments for online or mobile sports wagering transactions, or by any other increase in the stringency of regulation of financial transactions, whether in general or in relation to the gambling industry in particular.

Stricter money laundering regulations may also affect the quickness and accessibility of payment processing systems, resulting in added inconvenience to customers. Card issuers and acquirers may dictate how transactions and products need to be coded and treated which could also make an impact on acceptance rates. Card issuers, acquirers, payment processors and banks may also cease to process transactions relating to the online or mobile sports wagering industry as a whole or as to certain operators. This would be due to reputational and/or regulatory reasons or in light of increased compliance standards of such third parties that seek to limit their business relationships with certain industry sectors considered as "high risk" sectors. Any such developments may have a material and adverse effect on our future financial position.

If the technology we use in operating our business fails, is unavailable, or does not operate to expectations, our business and results of operation could be adversely impacted.

We utilize a combination of proprietary and third-party technology to operate our business. This includes the technology that we have developed to recommend and merchandise content to our consumers as well as enable fast and efficient delivery of content to our subscribers and their various consumer electronic devices. For example, as part of the content delivery systems, we use third-party content delivery networks ("CDNs"). To the extent Internet Service Providers ("ISPs") do not interconnect with our CDN or charge us to access their networks, or if we experience difficulties in our CDN's operation, our ability to efficiently and effectively deliver our streaming content to our subscribers could be adversely impacted and our business and results of operation could be adversely affected.

Likewise, our system for predicting subscriber content preferences is based on advanced data analytics systems and our proprietary algorithms. We have invested, and plan to continue to invest, significant resources in refining these technologies; however, we cannot assure you that such investments will yield an attractive return or that such refinements will be effective. The effectiveness of our ability to predict subscriber content preferences depends in part on our ability to gather and effectively analyze large amounts of subscriber data. Our ability to predict content that our subscribers enjoy is critical to the perceived value of our platform among subscribers and failure to make accurate predictions could materially adversely affect our ability to adequately attract and retain subscribers and sell advertising to meet investor expectations for growth or to generate revenue. We also utilize third-party technology to help market our service, process payments, and otherwise manage the daily operations of our business. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, including as a result of "bugs" in our development and deployment of software, our ability to operate our service, retain existing subscribers and add new subscribers may be impaired. Any harm to our subscribers' personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

We rely on third-party providers to validate the identity and identify the location of our users, and if such providers fail to perform adequately, provide accurate information or we do not maintain business relationships with them, our business, financial condition and results of operations could be adversely affected.

There is no guarantee that the third-party geolocation and identity verification systems that we rely on will perform adequately or be effective. We rely on our geolocation and identity verification systems to ensure we are in compliance with certain laws and regulations, and any service disruption to those systems would prohibit us from operating our offerings and would adversely affect our business. Additionally, incorrect or misleading geolocation and identity verification data with respect to current or potential users received from third-party service providers may result in us inadvertently allowing access to our offerings to individuals who should not be permitted to access them, or otherwise inadvertently deny access to individuals who should be able to access our offerings, in each case based on inaccurate identity or geographic location determination. Our third-party geolocation services provider relies on its ability to obtain information necessary to determine geolocation from mobile devices, operating systems, and other sources. Changes, disruptions or temporary or permanent failure to access such sources by our third-party services providers may result in their inability to accurately determine the location of our users. Moreover, our inability to maintain our existing contracts with third-party services providers, or to replace them with equivalent third parties, may result in our inability to access geolocation and identity verification data necessary for our day-to-day operations. If any of these risks materializes, we may be subject to disciplinary action, fines, lawsuits, and our business, financial condition and results of operations could be adversely affected.

Risks Related to Regulation

The gaming industry is heavily regulated and our failure to comply with applicable requirements could adversely affect our operations.

In October 2022, we ceased operating our sportsbook. As a result of our previous gaming operations, we and our officers, directors, major shareholders, key employees, and business partners have generally been subject to the laws and regulations relating to wagering of the jurisdictions in which we conducted such business.

The jurisdictions where we operated each have their own regulatory framework, which required us to receive a license. Each jurisdiction typically required us to make detailed and extensive disclosures as to our beneficial ownership, our source of funds, the suitability and integrity of certain persons associated with us, our management competence, structure, and business plans, our proposed geographical territories of operation, and our ability to operate a gaming business in a socially responsible manner in compliance with regulation. Such jurisdictions also imposed ongoing reporting and disclosure obligations, both on a periodic and ad hoc basis in response to material issues affecting the business. Our gaming-related technology was also subject to testing and certification, generally designed to confirm matters such as the fairness of the gaming products offered by the business, our compliance with applicable law and regulation, and our ability to accurately generate settlement instructions and recover from outages.

Non-compliance with any such law or regulations could expose us to claims, proceedings, litigation and investigations by private parties and regulatory authorities, as well as substantial fines and negative publicity, each of which may have a material adverse effect on our business, financial condition, and results of operations.

We will be subject to regulatory investigations, which could cause us to incur substantial costs or require us to change our business practices in a materially adverse manner.

We expect to receive formal and informal inquiries from government authorities and regulators from time to time, including securities authorities, tax authorities and, potentially, gaming regulators, regarding our compliance with laws and other matters. We expect to continue to be the subject of investigations and audits in the future as we continue to grow and expand our operations. Violation of existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties providing a negative effect on our financial condition and results of operations. In addition, there is a possibility that future orders issued by, or inquiries or enforcement actions initiated by, government or regulatory authorities may cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties, or require us to change our business practices that may have materially adverse effects to our business.

Our shareholders may be subject to extensive governmental oversight, and if a shareholder is found unsuitable by a gaming authority, that shareholder may not be able to beneficially own, directly or indirectly, certain of our securities.

While we have dissolved Fubo Gaming and ceased operation of Fubo Sportsbook as of the date of this Annual Report, our shareholders may to some extent remain subject to these laws and regulations as a result of our prior operation of Fubo Sportsbook or, if, and to the extent, we were to engage in gaming operations or otherwise partner with a third party subject to these laws and regulations in the future. A number of jurisdictions' gaming laws have, and may in the future, require certain of our shareholders to file an application, be investigated, and qualify or have his, her, or its suitability determined by gaming authorities. Gaming authorities have very broad discretion when ruling on whether an applicant should be deemed suitable or not. Subject to certain administrative proceeding requirements, the gaming authorities have the authority to deny any application or limit, condition, revoke or suspend any gaming license, or fine any person licensed, registered or found suitable or approved, for any cause deemed reasonable by the gaming authorities.

Any person found unsuitable by a gaming authority may not hold directly or indirectly ownership of any voting security or the beneficial or record ownership of any nonvoting security or any debt security of any company that is licensed with the relevant gaming authority beyond the time prescribed by the relevant gaming authority. A finding of unsuitability by a particular gaming authority impacts that person's ability to associate or affiliate with gaming licenses in that specific jurisdiction and could impact the person's ability to associate or affiliate with gaming license holders in other jurisdictions.

Many jurisdictions also require any person who obtains a beneficial ownership of more than a certain percentage, most typically 5%, of voting securities of a publicly-traded gaming company or parent company thereof and, in some jurisdictions, non-voting securities to report the acquisition to gaming authorities. Gaming authorities may require such holders to apply for qualification or a finding of suitability, subject to limited exceptions for "institutional investors" that hold a company's voting securities for investment purposes only. Other jurisdictions may also limit the number of gaming licenses with which a person may be associated.

In connection with our prior operation of Fubo Sportsbook, we sought shareholder approval at our 2022 annual meeting of shareholders to adopt an amendment to our articles of incorporation to facilitate compliance with applicable gaming regulations and to otherwise operate in a manner consistent with best industry practices. This amendment, which was approved by our shareholders and subsequently adopted provides us with the right, subject to certain conditions set forth in the amendment to our articles of incorporation, to redeem shares held by an unsuitable person (a "Disqualified Holder"). Any redemption would be made at the per share purchase price equal to the average closing sale price of the shares as reported during the 30 trading days prior to the date upon which the company informs the shareholder of his, her or its status as a Disqualified Holder or, if the shares are not publicly traded at that time, the fair value of the shares as determined by the Board in accordance with the provisions of the amendment. Such redemption rights may negatively affect the trading price and/or liquidity of our shares. The utilization of such redemption rights may also negatively impact our cash flows and financial condition.

If government regulations relating to the Internet or other areas of our business change, we may need to alter the manner in which we conduct our business and we may incur greater operating expenses.

We are subject to general business regulations and laws, as well as regulations and laws specific to the Internet, which may include laws and regulations related to user privacy, data protection, information security, consumer protection, payment processing, taxation, intellectual property, electronic contracts, Internet access and content restrictions. We cannot guarantee that we have been or will be fully compliant in every jurisdiction. Litigation and regulatory proceedings are inherently uncertain, and the laws and regulations governing issues such as privacy, payment processing, taxation and consumer protection related to the Internet continue to develop.

As our service and others like us gain traction in international markets, governments are increasingly looking to introduce new or extend legacy regulations to these services, in particular those related to broadcast media and tax. For example, European law enables individual member states to impose levies and other financial obligations on media operators located outside their jurisdiction. Several jurisdictions have and others may, over time, impose financial and regulatory obligations on us. In addition, the continued growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

Laws relating to the liability of providers of online services for activities of their subscribers and other third parties have been tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the advertisements posted, or the content provided by subscribers. In some instances, we have certain protections against claims related to such subscriber or third-party generated content, including defamatory content. Specifically, in the United States, Section 230 of the Communications Act of 1934, as amended by the Communications Decency Act ("Section 230"), limits the liability of providers of interactive computer services with respect to claims arising from content generated by a subscriber or third party. The scope of liability protection available to interactive computer service providers under Section 230 has been well-established through case law. On a regular basis, however, parties in litigation seek to limit the scope of immunity under Section 230, and government officials and others propose to eliminate or reduce existing liability protections under Section 230 via legislation. This year, the U.S. Supreme Court is expected to address the scope of protection available to interactive computer service providers under Section 230 in circumstances where such providers recommend content to users, or potentially more broadly. Any changes to the scope of liability protection available to providers of interactive computer services could affect our ability to claim protection under Section 230.

Moreover, as Internet commerce and advertising continues to evolve, increasing regulation by federal, state and foreign regulatory authorities becomes more likely. For example, California's Automatic Renewal Law requires companies to adhere to enhanced disclosure requirements when entering into automatically renewing contracts with consumers. Other states have enacted similar laws in recent years. As a result, a wave of consumer class action lawsuits has been brought against companies that offer online products and services on a subscription or recurring basis, and we have received a letter alleging that we may have violated such a law. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, lost business, and proceedings or actions against us by governmental entities or others, which could impact our operating results. As we improve our TV streaming platform, we may also be subject to new laws and regulations specific to such technologies.

We are subject to payment processing risk.

Acceptance and processing of payments are subject to certain rules and regulations, including additional authentication and security requirements for certain payment methods, and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, changes to rules or regulations concerning payments, loss of payment partners and/or disruptions or failures in the operations or security of our payment processing systems, partner systems or payment products, including products we use to update payment information, our revenue, operating expenses and results of operation could be adversely impacted.

We may be subject to fines or other penalties imposed by the Internal Revenue Service and other tax authorities.

Certain of our subsidiaries are currently delinquent in filing annual tax returns with the Internal Revenue Service and several states. Although we do not believe taxes are due, we may be subject to penalties and interest by the tax authorities because of the late tax returns. There can be no assurance that we will remedy our delinquent filings sufficiently, and we may face penalties and fees which would adversely affect our operating results and investors' confidence in our internal operations.

We could be required to collect additional sales and other similar taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for our subscriptions and adversely affect our operating results.

Sales, value-added, goods and services, and similar tax laws are complicated and vary greatly by jurisdiction. Although the vast majority of states have considered or adopted laws that impose collection obligations on out-of-state companies for such taxes, there is significant uncertainty as to what constitutes sufficient nexus for a state or local jurisdiction to levy taxes, fees, and surcharges for sales made over the internet, as well as whether our subscriptions are subject to tax in various jurisdictions. Additionally, the Supreme Court of the United States ruled in South Dakota v. Wayfair, Inc. et. al. (Wayfair) that online sellers can be required to collect sales tax despite not having a physical presence in the buyer's state. In response to Wayfair, or otherwise, states or local governments may enforce laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. We have not always collected sales and other similar taxes in all jurisdictions in which we are required to. We may be obligated to collect and remit sales tax in jurisdictions in which we have not previously collected and remitted sales tax. A successful assertion by one or more states requiring us to collect taxes where we historically have not or presently do not do so could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for us and decrease our future sales, which could adversely affect our business and operating results.

We are subject to taxation-related risks in multiple jurisdictions.

We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Judgment is required in determining our global provision for income taxes, value added and other similar taxes, deferred tax assets or liabilities and in evaluating our tax positions on a worldwide basis. It is possible that our tax positions may be challenged by jurisdictional tax authorities, which may have a significant impact on our global provision for income taxes.

Tax laws are being re-examined and evaluated globally. New laws and interpretations of the law are taken into account for financial statement purposes in the quarter or year that they become applicable. Tax authorities are increasingly scrutinizing the tax positions of multinational companies. If U.S. or other foreign tax authorities change applicable tax laws, our overall liability could increase, and our business, financial condition or results of operations may be adversely impacted. In addition, the U.S. government may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate. Recently, the U.S. enacted the Inflation Reduction Act, which, among other changes, introduced a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations. Furthermore, governmental agencies in domestic and international jurisdictions in which we and our affiliates do business, as well as the Organization for Economic Cooperation and Development, have recently focused on issues related to the taxation of multinational corporations (such as "base erosion and profit shifting") and proposed potential changes to existing legislation (such as the imposition of minimum taxes). We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.

Risks Related to Our Operations

The COVID-19 pandemic and the global attempt to contain it may harm our industry, business, results of operations and ability to raise additional capital.

The global spread of COVID-19 and the various attempts to contain it created significant volatility, uncertainty and economic disruption. In response to government mandates, health care advisories and employee concerns, we have altered certain aspects of our operations. Since early 2020, sports content has been impacted by COVID-19 due to travel restrictions and numerous professional and college sports leagues altering or, in some cases, cancelling seasons and events. As a result, our broadcasting partners had, and may in the future be required, to substitute other content in the place of previously scheduled live sporting events. While professional sports have generally returned, there is no guarantee that those seasons continue uninterrupted or at all. The potential further delay or cancellation of professional and college sports may cause us to temporarily have less popular content available on our platform, which could negatively impact consumer demand for and subscription retention to our platform and our number of paid subscribers.

The full extent to which the COVID-19 pandemic and the various responses to it impacts our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including: the introduction of new strains of COVID-19; severity of future outbreaks; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic; the actions of professional and college sports leagues; the availability and cost to access the capital markets; the effect on our subscribers and subscriber demand for and ability to pay for our platform; disruptions or restrictions on our employees' ability to work and travel; and interruptions or restrictions related to the provision of streaming services over the internet, including impacts on CDNs and streaming quality. During any resurgences of COVID-19, we may not be able to provide the same level of customer service that our subscribers are used to, which could negatively impact their perception of our platform resulting in an increase in cancellations. There can be no assurance that financing may be available on attractive terms, if at all. With the increase in remote work during the COVID-19 pandemic and continued hybrid working environment, our workforce currently spends a significant amount of time working from home, which may impact their productivity. Such limitations caused by the pandemic have also resulted in us seeking extensions for our current and periodic filings with the SEC in some cases. We will continue to actively monitor the issues raised by the COVID-19 pandemic, including the spread of variants, and may take further actions that alter our business operations as may be required by federal, state, local or foreign authorities, or that we determine are in the best interests of our employees, subscribers and shareholders. It is not clear what the potential effects any such alterations or modifications may have on our business, including the effects on our subscribers, or on our financial results.

We could be subject to claims or have liability based on defects with respect to certain historical corporate transactions that were not properly authorized or documented.

We have determined that there have been defects with respect to certain historical corporate transactions relating to FaceBank Group, Inc., including transactions that were not or may not have been properly approved by our board of directors, transactions that may have breached our organizational documents, or transactions that may not have been adequately documented.

While we have attempted to narrow potential future claims by taking certain remedial corporate actions, the scope of liability with respect to such defects is uncertain and we cannot be sure that these actions will entirely remediate these defects or that we will not receive claims in the future from other persons asserting rights to shares of our capital stock, to stock options, or to amounts owed under other equity or debt instruments or investment contracts. To the extent any such claims are successful, the claims could result in dilution to existing shareholders, payments by us to note holders or security holders, us having to comply with registration or other investor rights, which could have a material adverse effect on our business, financial condition and results of operations.

Legal proceedings could cause us to incur unforeseen expenses and could occupy a significant amount of our management's time and attention.

From time to time, we may be subject to litigation or claims that could negatively affect our business operations and financial position. We may face allegations or litigation related to our acquisitions, securities issuances, business practices or other strategic decisions. For example, putative class action lawsuits have been filed by certain of our shareholders against us and certain of our officers and directors alleging certain violations of the federal securities laws in connection with certain statements we have made regarding our business and financial condition. In addition, certain of our shareholders have filed related derivative lawsuits against certain of our officers and directors alleging certain federal securities law violations and that the officers and directors breached their fiduciary duties and committed corporate waste. The securities class action litigations described above remain pending; however, the derivative lawsuits were dismissed with prejudice in June 2021. Further, following the dissolution of Fubo Gaming in October 2022, we have received communications from several commercial partners of Fubo Gaming, alleging breach by Fubo Gaming of applicable agreements. Additional allegations, or litigation, may arise in the future related to the dissolution of Fubo Gaming, including potential breach of contract claims by other commercial partners of Fubo Gaming or claims related to guarantees by fuboTV Inc. of Fubo Gaming's contractual obligations.

Litigation disputes, including the disputes we are currently facing, could cause us to incur unforeseen expenses, result in content unavailability, and otherwise occupy a significant amount of our management's time and attention, any of which could negatively affect our business operations and financial position. While the ultimate outcome of investigations, inquiries, information requests and related legal proceedings is difficult to predict, such matters can be expensive, time-consuming and distracting, and adverse resolutions or settlements of those matters may result in, among other things, modification of our business practices, reputational harm or costs and significant payments, any of which could negatively affect our business operations and financial position.

The quality of our customer support is important to our subscribers, and if we fail to provide adequate levels of customer support, we could lose subscribers, which would harm our business.

Our subscribers depend on our customer support organization to resolve any issues relating to our platform. A high level of support is critical for the successful marketing of our platform. Providing high-level support is further challenging during the COVID-19 pandemic and resulting remote work environment. If we do not effectively train, update and manage our customer support organization that assists our subscribers in using our platform, and if that support organization does not succeed in helping them quickly resolve any issues or provide effective ongoing support, it could adversely affect our ability to sell subscriptions to our platform and harm our reputation with potential new subscribers.

We may be unable to successfully expand our international operations and our international expansion plans, if implemented, will subject us to a variety of economic, political, regulatory and other risks.

We currently generate the vast majority of our revenue in the United States and have limited experience marketing, selling, licensing, running or monetizing our platform outside the United States. In addition, we have limited experience managing the administrative aspects of a global organization.

Outside of the United States, we operate in Canada, Spain, and, through our acquisition of Molotov, France. We also have offices and employees based in India through our acquisition of Edisn in December 2021. While we intend to explore additional opportunities to expand our business in international markets in which we see compelling opportunities, we may not be able to create or maintain international market demand for our platform.

Operating in international markets requires significant resources and management attention and subjects us to economic, political, regulatory and other risks that may be different from or incremental to those in the United States. In addition to the risks that we face in the United States, our international operations involve risks that could adversely affect our business, including:

- differing legal and regulatory requirements, including country-specific data privacy and security laws and regulations, consumer protection laws and regulations, tax laws, trade laws, labor regulations, tariffs, export quotas, custom duties on cross-border movements of goods or data flows, extension of limits on TV advertising minutes to OTT advertising, local content requirements, data or data processing localization requirements, or other trade restrictions;

- slower adoption and acceptance of streaming services in other countries;

- the need to adapt our content and user interfaces for specific cultural and language differences, including delivering support and training documentation in languages other than English;

- our ability to deliver or provide access to popular streaming channels or content to users in certain international markets;

- different or unique competitive pressures as a result of, among other things, the presence of local consumer electronics companies and the greater availability of free content on over-the-air channels in certain countries, such as France;

- challenges inherent in efficiently staffing and managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, compensation and benefits, and compliance programs;

- political or social unrest, including the ongoing war between Russia and Ukraine, and economic instability;

- compliance with laws such as the Foreign Corrupt Practices Act, UK Bribery Act and other anti-corruption laws, export controls and economic sanctions, and local laws prohibiting corrupt payments to government officials;

- compliance with various privacy, data transfer, data protection, accessibility, consumer protection and child protection laws in the European Union and other international markets that we operate in;

- difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions, including local ownership requirements for streaming content providers and laws and regulations relating to privacy, data protection and information security, and the risks and costs of non-compliance with such laws, regulations and customs;

- regulatory requirements or government action against our service, whether in response to enforcement of actual or purported legal and regulatory requirements or otherwise, that results in disruption or non-availability of our service or particular content in the applicable jurisdiction;

- adverse tax consequences such as those related to changes in tax laws or tax rates or their interpretations, and the related application of judgment in determining our global provision for income taxes, deferred tax assets or liabilities or other tax liabilities given the ultimate tax determination is uncertain;

- differing legal and court systems, including limited or unfavorable intellectual property protection;

- fluctuations in currency exchange rates could impact our revenue and expenses of our international operations and expose us to foreign currency exchange rate risk;

- profit repatriation and other restrictions on the transfer of funds;

- differing payment processing systems;

- working capital constraints; and

- new and different sources of competition.

If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and financial condition may be harmed. Our failure to manage any of these risks successfully could harm our international operations and our overall business and results of our operations.

Our operations outside the U.S. may be adversely affected by the operation of laws in those jurisdictions.

Our operations in non-U.S. jurisdictions are in many cases subject to the laws of the jurisdictions in which they operate rather than U.S. law. Laws in some jurisdictions differ in significant respects from those in the U.S. These differences can affect our ability to react to changes in our business, and our rights or ability to enforce rights may be different than would be expected under U.S. law. Moreover, enforcement of laws in some overseas jurisdictions can be inconsistent and unpredictable, which can affect both our ability to enforce our rights and to undertake activities that we believe are beneficial to our business. In addition, the business and political climate in some jurisdictions may encourage corruption, which could reduce our ability to compete successfully in those jurisdictions while remaining in compliance with local laws or U.S. anti-corruption laws applicable to our businesses. As a result, our ability to generate revenue and our expenses in non-U.S. jurisdictions may differ from what would be expected if U.S. law governed these operations.

We depend on highly skilled key personnel to operate our business, and if we are unable to attract, retain, and motivate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe that our future success is highly dependent on the talents and contributions of Edgar Bronfman, our Executive Chairman, David Gandler, our Co-Founder and Chief Executive Officer, other members of our executive team, and other key employees, such as engineering, finance, legal, research and development, marketing, and sales personnel. Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. All of our employees, including our senior management, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. Qualified individuals are in high demand, particularly in the digital media industry, and we may incur significant costs to attract them. We use equity awards to attract talented employees, but if the value of our common stock declines significantly and remains depressed, that may prevent us from recruiting and retaining qualified employees. If we are unable to attract and retain our senior management and key employees, we may not be able to achieve our strategic objectives, and our business could be harmed. In addition, we believe that our key executives have developed highly successful and effective working relationships. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If one or more of these individuals leave, we may not be able to fully integrate new executives or replicate the current dynamic and working relationships that have developed among our senior management and other key personnel, and our operations could suffer.

The impact of worldwide economic conditions may adversely affect our business, operating results, and financial condition.

Our financial performance is subject to worldwide economic conditions, including rising levels of inflation, and their impact on levels of advertising spending. Expenditures by advertisers generally tend to reflect overall economic conditions, and to the extent that the economy continues to stagnate, reductions in spending by advertisers could have a material adverse impact on our business. Historically, economic downturns have resulted in overall reductions in advertising spending.

Economic conditions may adversely impact levels of consumer spending, which could adversely impact the number of subscribers to our platform. Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. To the extent that overall economic conditions continue to reduce spending on discretionary activities, our ability to retain current and obtain new subscribers could be hindered, which could reduce our revenue and negatively impact our business.

Changes in how we market our service could adversely affect our marketing expenses and subscription levels may be adversely affected.

We utilize a broad mix of marketing and public relations programs, including social media sites, to promote our service and content to existing and potential new subscribers. We may limit or discontinue use or support of certain marketing sources or activities if advertising rates increase or if we become concerned that subscribers or potential subscribers deem certain marketing platforms or practices intrusive or damaging to our brand. If the available marketing channels are curtailed, our ability to engage subscribers and attract new subscribers may be adversely affected.

Companies that promote our service may decide that we negatively impact their business or may make business decisions that in turn negatively impact us. For example, if they decide that they want to compete more directly with us, enter a similar business or exclusively support our competitors, we may no longer have access to their marketing channels. We also acquire a number of subscribers who re-join our service having previously canceled their subscription. If we are unable to maintain or replace our sources of subscribers with similarly effective sources, or if the cost of our existing sources increases, our subscription levels and marketing expenses may be adversely affected.

We utilize marketing to promote our content, drive conversation about our content and service, and drive viewing by our subscribers. To the extent we promote our content inefficiently or ineffectively, we may not obtain the expected acquisition and retention benefits and our business may be adversely affected.

We have pursued and may in the future engage in strategic acquisitions and investments, which involve a number of risks, and if we are unable to address and resolve these risks successfully, such acquisitions and investments could harm our business.

From time to time, we acquire or invest in businesses, products or technologies to expand our offerings and capabilities, subscriber base and business. The risks associated with such acquisitions or investments include: the difficulty of integrating solutions, operations, and personnel; inheriting liabilities and exposure to litigation; failure to realize anticipated benefits and expected synergies; and diversion of management's time and attention, among other risks related to strategic transactions. We have evaluated, and expect in the future to evaluate, a wide array of potential strategic transactions. Any acquisition could be material to our financial condition and results of operations. Also, any anticipated benefits from a given acquisition, including, but not limited to, the acquisition of Vigtory, Inc. in February 2021 and Edisn and Molotov in December 2021, may never materialize. In addition, the process of integrating any businesses, products or technologies acquired by us may create unforeseen operating difficulties and expenditures and we may have difficulties retaining key employees. Acquisitions in international markets, including Edisn and Molotov, involve additional risks, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. We may not be successful in overcoming such risks, and such acquisitions and investments may negatively impact our business. In addition, if we do not complete an announced acquisition transaction or integrate an acquired business successfully and in a timely manner, we may not realize the benefits of the acquisition to the extent anticipated. Acquisitions and investments may contribute to fluctuations in our quarterly financial results. These fluctuations could arise from transaction-related costs and charges associated with eliminating redundant expenses or write-offs of impaired assets recorded in connection with acquisitions and investments and could negatively impact our financial results.

Risks Related to Privacy, Consumer Protection and Cybersecurity

We are subject to a number of legal requirements and other obligations regarding privacy, security, consumer protection and data protection, and any actual or perceived failure to comply with these requirements or obligations could have an adverse effect on our reputation, business, financial condition and operating results.

Various international, federal, and state laws and regulations govern the processing of personal information, including the collection, use, retention, transfer, sharing and security of the data we receive from and about our subscribers and other individuals. The regulatory environment for the collection and processing of data relating to individuals, including subscriber and other consumer data, by online service providers, content distributors, advertisers and publishers is unsettled in the United States and internationally. Privacy groups and government bodies, including the Federal Trade Commission, increasingly have scrutinized issues relating to the use, collection, storage, disclosure, and other processing of data, including data that is associated with personal identities or devices, and we expect such scrutiny to continue to increase. Various federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations limiting, or laws and regulations covering the processing, collection, distribution, use, disclosure, storage, transfer and security of certain types of information. In addition to government regulation, self-regulatory standards and other industry standards may legally or contractually apply to us, be argued to apply to us, or we may elect to comply with such standards or facilitate compliance by content publishers, advertisers, or others with such standards.

For example, the CCPA became operative on January 1, 2020. The CCPA requires covered businesses to provide new disclosures to California consumers, and to afford such consumers the ability to access and delete their personal information, opt out of certain personal information activities, and receive details about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that has increased the likelihood of, and risks associated with, data breach litigation. California voters also approved a modification of the CCPA, the CPRA, which went into effect in January 2023. The CPRA significantly expands the rights granted to consumers under the CCPA. The CCPA and CPRA may increase our compliance costs and exposure to liability. Similarly, Virginia recently adopted the Virginia Consumer Data Protection Act ("VCDPA"), which went into effect in January 2023. The VCDPA will grant Virginia residents certain rights with respect to their personal data, has notice obligations, requires consent in some circumstances, among other things. While there is no private right of action, the VCDPA empowers the Attorney General to enforce the law. As with the CCPA and the CPRA, the VCDPA may increase our compliance costs and exposure to liability. New privacy laws will also become effective in Colorado, Connecticut, and Utah in 2023, and other U.S. states are considering adopting and/or enforcing similar laws and regulations.

Additionally, our use of subscriber data to deliver relevant advertising on our platform places us and our content publishers at risk for claims under a number of other laws, including but not limited to the Video Privacy Protection Act ("VPPA"). Some content publishers have been engaged in litigation over alleged violations of the VPPA relating to activities on online platforms in connection with advertising provided by unrelated third parties. The Federal Trade Commission ("FTC") has also revised its rules implementing the Children's Online Privacy Protection Act ("COPPA Rules"), broadening the applicability of the COPPA Rules, including by expanding the types of information that are subject to these regulations. The COPPA Rules could effectively apply to limit the information that we and, our content publishers and advertisers collect and use, the content of advertisements and certain channel partner content. We and our content publishers and advertisers could be at risk for violation or alleged violation of these and other laws, regulations, and other standards and contractual obligations relating to privacy, data protection, and information security. More generally, the FTC and various state regulatory agencies are aggressively investigating and bringing enforcement actions that are focused on companies' collection, use, processing and sharing of consumer data, such as browsing information, for various uses, including but not limited to advertising. Other laws such as the Restore Online Shoppers' Confidence Act and analogous state laws require certain disclosures and consent mechanisms, among other things, in relation to recurring payments and subscription-based products or services. These rules are enforced by federal and state regulators and can subject companies to significant penalties, fines and injunctive relief.

In the European Union ("EU") and its member states, the GDPR, which has been in effect since May 25, 2018, imposes stringent obligations relating to data protection and security. Further, the departure of the United Kingdom ("UK") from the EU has created a separate regime with similarly onerous obligations. The GDPR, and UK data protection law, each authorizes authorize regulators to impose sanctions, including changes to data processing, and each allow for fines of up to 4% of global annual revenue or €20 million (£17.5 million), whichever is greater, for certain violations.

Additionally, we may incur expenses, costs, and other operational losses under the GDPR and the privacy laws of applicable EU Member States and the UK in connection with any measures we take to comply with such laws.

Although certain legal mechanisms have been designed to allow for the transfer of personal data from the UK, EEA and Switzerland to the United States, uncertainty about compliance with such data protection laws remains and such mechanisms may not be available or applicable with respect to the personal data processing activities necessary to research, develop and market our products. In particular in July 2020, the Court of Justice of the European Union ("CJEU") limited how organizations could lawfully transfer personal data from the EU/EEA to the United States by invalidating the Privacy Shield for purposes of international transfers and imposing further restrictions on the use of standard contractual clauses ("SCCs"). The European Commission issued revised SCCs on June 4, 2021 to account for the decision of the CJEU and recommendations made by the European Data Protection Board. The revised SCCs must be used for relevant new data transfers from September 27, 2021; existing standard contractual clauses arrangements must be migrated to the revised clauses by December 27, 2022. The new SCCs apply only to the transfer of personal data outside of the EEA and not the United Kingdom; the UK's Information Commissioner's Office launched a public consultation on its draft revised data transfers mechanisms in August 2021 and laid its proposal before Parliament, with the UK SCCs expected to come into force in March 2022, with a grace period. There is some uncertainty around whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to non-EEA entities subject to the GDPR. As authorities issue further guidance on data transfer mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

In recent years, European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the EEA and the U.K., under national laws derived from the ePrivacy Directive, informed consent is required for the placement of a cookie or similar technologies on a user's device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. The current national laws that implement the ePrivacy Directive are highly likely to be replaced across the EEA (but not directly in the UK) by the ePrivacy Regulation which will significantly increase fines for non-compliance. In addition, recent European court decisions and regulatory guidance are driving increased attention to cookies and tracking technologies. For example, in December 2020 the French data protection regulator (the CNIL) imposed fines of EUR 100 million and EUR 35 million respectively against certain entities for alleged breaches of cookies consent and transparency requirements; and in December 2021, the CNIL imposed fines of EUR 150 million and EUR 60 million against certain entities for alleged failures to allow users to easily reject cookies.

Complying with the GDPR, CCPA, VCDPA, and other laws, regulations, and other obligations relating to privacy, consumer protection, data protection, data localization or security may cause us to incur substantial operational costs or require us to modify our data handling practices. We also expect that there will continue to be new proposed laws and regulations concerning privacy, data protection and information security, and we cannot yet determine the impact such future laws, regulations and standards, or amendments to, expansions of or re-interpretations of, existing laws and regulations, industry standards, or other obligations may have on our business. New laws and regulations, amendments to, expansions of or re-interpretations of existing laws and regulations, industry standards, and contractual and other obligations may require us to incur additional costs and restrict our business operations.

Furthermore, the interpretation and application of laws, regulations, standards, contractual obligations and other obligations relating to privacy, data processing and protection, and information security are uncertain, and these laws, standards, and contractual and other obligations (including, without limitation, the Payment Card Industry Data Security Standard) may be interpreted and applied in a manner that is, or is alleged to be, inconsistent with our data management and processing practices, our policies or procedures, or the features of our platform. We may face claims or allegations that we are in violation of these laws, regulations, standards, or contractual or other obligations. We could be required to fundamentally change our business activities and practices or modify our platform or practices to address laws, regulations, or other obligations relating to privacy, data protection, or information security, or claims or allegations that we have failed to comply with any of the foregoing, which could have an adverse effect on our business. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new features could be limited.

Increased regulation of data collection, use and distribution practices, including self-regulation and industry standards, changes in existing laws and regulations, enactment of new laws and regulations, increased enforcement activity, and changes in interpretation of laws and regulations, all could increase our cost of compliance and operation, limit our ability to grow our business or otherwise harm our business. Additionally, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of content publishers and advertisers may limit their use and adoption of, and reduce the overall demand for, our platform and advertising on our platform, and content publishers and advertisers may be at risk for violation or alleged violation of laws, regulations, and other standards relating to privacy, data protection, and information security relating to their activities on our platform. More generally, privacy, data protection, and information security concerns, whether or not valid, may inhibit market adoption of our platform, particularly in certain countries.

Any actual or perceived inability to adequately address privacy, consumer protection, data protection or security-related concerns, even if unfounded, or to successfully negotiate privacy, data protection, consumer protection or security-related contractual terms with content publishers, card associations, advertisers, or others, or to comply with applicable laws, regulations and other obligations relating to privacy, data protection, and security, could result in additional cost and liability to us. We may face regulatory investigations and proceedings, claims and litigation by governmental entities and private parties, damages for contract breach, damage to our reputation, restrictions on the use of our platform by advertisers and sales of subscriptions to our platform, and additional liabilities as a result, all of which could harm our business, reputation, financial condition, and results of operations.

Any significant interruptions, delays or discontinuations in service or disruptions in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, including subscriber and corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business.

Our reputation and ability to attract, retain and serve our subscribers is dependent upon the reliable performance and security of our computer networks and systems and those of third parties that we utilize in our operations. These systems may be subject to damage or interruption from, among other things, earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, rogue employees, employees who are inattentive or careless and cause security vulnerabilities, power loss, telecommunications failures, and cybersecurity risks (for example, ransomware). Interruptions in these systems, or with the Internet in general, could make our service unavailable or degraded or otherwise hinder our ability to deliver our service. Service interruptions, errors in our software or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our subscription to existing and potential subscribers.

Our computer systems and those of third parties we use in our operations are subject to cybersecurity threats, including cyber-attacks such as computer viruses, denial of service attacks, physical or electronic break-ins and similar disruptions. These systems periodically experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of personal information and other data, content, confidential information, trade secrets or intellectual property. Additionally, outside parties may attempt to induce employees or subscribers to disclose sensitive or confidential information, or to take advantage of software or hardware bugs and vulnerabilities, in order to gain access to data. Any attempt by hackers to obtain our data (including subscriber and corporate information) or intellectual property (including digital content assets), disrupt our service, or otherwise access our systems, or those of third parties we use, if successful, could harm our business, be expensive to remedy and damage our reputation.

As previously disclosed, we suffered one such incident on December 14, 2022, when we experienced service outage as a result of a criminal cyber-attack. Once we detected the attack, we took steps to contain the incident and worked to restore service to users as quickly as possible. Though service was temporarily disrupted, we were able to restore service on the evening of December 14, 2022. We reported the incident to law enforcement and engaged an industry-leading incident response firm to assist with our response. Though as of the date of this filing this incident has been resolved, we could be subject to future similar attacks.

We use third-party cloud computing services in connection with our business operations. We also use third-party content delivery networks to help us stream content to our subscribers over the Internet. Problems faced by us or our third-party cloud computing or other network providers, including technological or business-related disruptions, as well as cybersecurity threats and regulatory interference, could adversely impact the experience of our users.

We have implemented certain systems and processes designed to thwart hackers and protect our data and systems, but the techniques used to gain unauthorized access to data, systems, and software are constantly evolving, and we may be unable to anticipate or prevent unauthorized access, and we may be delayed in detecting unauthorized access or other security breaches and other incidents. There is no assurance that hackers may not have a material impact on our service or systems in the future or that security breaches or other incidents may not occur due to these or other causes. Efforts and technologies to prevent disruptions to our service and unauthorized access to our systems are expensive to develop, implement and maintain. These efforts require ongoing monitoring and updating as technologies change and efforts to overcome security measures by circumventing controls, evading detection and obfuscating forensic evidence become more sophisticated and may limit the functionality of or otherwise negatively impact our service offering and systems. Additionally, disruption to our service and data security breaches and other incidents may occur as a result of employee or contractor error. Any significant disruption to our service or access to our systems or any data that we or those who provide services for us maintain or otherwise process, or the perception that any of these have occurred, could result in a loss of subscriptions, harm to our reputation, and adversely affect our business and results of operations. Further, a penetration of our systems or a third-party's systems on which we depend or any loss of or unauthorized access to, use, alteration, destruction, or disclosure of personal information or other data could subject us to business, regulatory, contractual, litigation and reputation risk, which could have a negative effect on our business, financial condition and results of operations. With the increase in remote work during the COVID-19 pandemic and continued hybrid working environment, we and the third parties we use in our operations face increased risks to the security of infrastructure and data, and we cannot guarantee that our or their security measures will prevent security breaches. We also may face increased costs relating to maintaining and securing our infrastructure and data that we maintain and otherwise process.

Additionally, we cannot be certain that our insurance coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

Risks Related to Our Intellectual Property

We could become subject to litigation regarding intellectual property rights that could be costly and harm our business.

Third parties have previously asserted, and may in the future assert, that we have infringed, misappropriated, or otherwise violated their intellectual property rights. While the existence of our patent portfolio may deter some plaintiffs from asserting claims against us, from time to time we have faced, and expect in the future to face, allegations from "non-practicing entities." Because these non-practicing entities have no relevant product revenue, and they exist primarily for the purpose of monetizing their patent portfolio through licensing and litigation, they may not be deterred by our own issued patents and pending patent applications in bringing intellectual property rights claims against us. Defending ourselves against intellectual property infringement claims, whether or not they have merit, could be costly and could result in the diversion of resources and management time and attention, even if we are ultimately successful in the defending the claim. If a claim is successfully asserted against us, in addition to being liable for damages, our ability to use our current streaming technology and market our service could be restricted. We may also have to remove content from our service, or marketing materials. As a result of a dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our content, or marketing activities or take other actions to resolve the claims. Some of our competitors may be better able to sustain the costs of such litigation or proceedings because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace. The occurrence of any of the foregoing events could harm our business.

As a result of intellectual property infringement claims, or to avoid potential claims, we have previously chosen to, and may in the future choose or be required to, seek licenses from third parties. These licenses may not be available on commercially reasonable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees, royalties or other consideration, and the rights granted to us might be nonexclusive, with the potential for our competitors to gain access to the same intellectual property. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys' fees, if we are found to have willfully infringed a party's intellectual property. We may also be required to cease making, licensing or using technologies that are alleged to infringe or misappropriate the intellectual property of others, and as a result may need to expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content or materials; and to indemnify our partners and other third parties.

An inability to obtain licenses for our streaming content from suppliers or other rights holders could be costly and harm our business.

We rely on our content suppliers to secure the rights to publicly perform and display the musical works and sound recordings embodied in any programming provided to or through our platform. If our content suppliers have not secured public performance or communication to the public licenses on a through to the viewer basis, then we could be liable to copyright owners or their agents copyright infringement. If our content suppliers are unable to secure such rights from copyright owners, then we may have to secure licenses in our own name.

We cannot guarantee that our content providers or we have or will be able to obtain all of the licenses we need to stream our content, as the process of obtaining such licenses involves many rights holders, some of whom are unknown, and myriad complex legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed. Additionally, rights holders, creators, performers, writers and their agents, or societies, unions, guilds, or legislative or regulatory bodies have created and may in the future create or attempt to create new rights or regulations that could require our content providers or us to enter into license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify.

We cannot guarantee that the licenses currently held by our content providers or by us will be available in the future at rates and on terms that are favorable or commercially reasonable or at all. The terms of these licenses, including the royalty rates that our content providers or we are required to pay pursuant to them, may change as a result of changes in our bargaining power, the industry, laws and regulations, or for other reasons. Increases in royalty rates or changes to other terms of these licenses could have an impact on how much our content providers charge us, and accordingly they may materially impact our business, operating results, and financial condition.

Additionally, our content suppliers may develop their own streaming services and may be unwilling to provide us with access to certain content. If we do not maintain a compelling mix of content, our customer acquisition and retention may be adversely affected. The occurrence of any of the foregoing risks could harm our business.

If our technology, trademarks and other proprietary rights are not adequately protected to prevent use or misappropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

The success of our business depends on our ability to protect and enforce our patents, trade secrets, trademarks, copyrights, and all of our other intellectual property rights, including the intellectual property rights underlying our Service. We attempt to protect our intellectual property under patent, trade secret, trademark, and copyright law through a combination of intellectual property registration, employee and third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. While we generally enter into confidentiality and invention assignment agreements with our employees and consultants and while we also generally enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances, these agreements may not have been properly entered into on every occasion with the applicable counterparty, and such agreements may not always be effective to vest ownership of the relevant intellectual property in Fubo, or to control access to and distribution of our proprietary information. Further, these agreements do not prevent our competitors or partners from independently developing technologies that are substantially equivalent or superior to our platform.

We have filed and we expect to file from time to time for trademark and patent applications. Nevertheless, these applications may not be approved, or if approved, they may be limited in scope and might not provide us with a meaningful competitive advantage. Furthermore, third parties may oppose our applications, or challenge the validity or enforceability of any patents or other intellectual property issued or registered to, or otherwise held by us. Third parties may also knowingly or unknowingly infringe our intellectual property rights, and litigation or proceedings before governmental authorities and administrative bodies may be necessary in the future to protect and enforce our patents, trademarks, trade secrets and other intellectual property rights, to protect our patent rights and to challenge the validity or scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. Additionally, changes in law may be implemented, or changes in interpretation of such laws may occur, that may affect our ability to protect and enforce our patents and other intellectual property. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand, content, and other intangible assets may be diminished. Furthermore, failure to protect our domain names could also adversely affect our reputation and brand and make it more difficult for subscribers to find our website and our service. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, or that infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

Our use of open-source software could impose limitations on our ability to commercialize our platform.

We incorporate open-source software in our platform. From time to time, companies that incorporate open-source software into their proprietary software and products have faced claims challenging the ownership of their proprietary software and/ or compliance with open-source license terms. Therefore, we could be subject to suits by parties claiming ownership of what we believe to be our proprietary software or non-compliance with open-source licensing terms. Use and distribution of open source software may also entail greater risks than that of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. In addition, certain open source licenses require that source code for software programs that are subject to the license (including, in certain cases, source code of proprietary software that is distributed with or linked to open source software) be made available to licensees or the public, and that any modifications or derivative works to such software continue to be licensed under potentially unfavorable terms or at no or minimal cost.

Although we monitor our use of open-source software in an effort both to comply with the terms of the applicable open source licenses and to avoid subjecting our software to conditions we do not intend, the terms of many open-source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our platform. By the terms of certain open source licenses, we could be required to release the source code of our software and to make our software available under open source licenses, if we combine or distribute or link our software with open source software in certain manners. In the event that portions of our software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all, or a portion of, that software or otherwise be limited in the licensing of our software, each of which could negatively impact the value of our platform. While we are selective in our use of open source software and we have taken precautions to reduce the risk of subjecting our software to problematic "copyleft" open source license terms, many of the of the risks associated with usage of open source software cannot be eliminated, and could negatively affect our business, results of operations and financial condition.

If we are unable to obtain necessary or desirable third-party technology licenses, our ability to develop platform enhancements may be impaired.

We utilize commercially available off-the-shelf technology in the development of our platform. As we introduce new features or improvements to our platform, we may be required to license additional technologies from third parties. These third-party licenses may be unavailable to us on commercially reasonable terms, if at all. If we are unable to obtain necessary third-party licenses, we may be required to obtain substitute technologies with lower quality or performance standards, or at a greater cost, any of which could harm the competitiveness of our platform and our business.

Risks Related to the 2026 Convertible Notes

We may not have the ability to raise the funds necessary to settle conversions of the 2026 Convertible Notes in cash or to repurchase the 2026 Convertible Notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the 2026 Convertible Notes.

Holders of the 2026 Convertible Notes will have the right to require us to repurchase all or a portion of the 2026 Convertible Notes upon the occurrence of a fundamental change before the maturity date at a repurchase price equal to 100% of the principal amount of the 2026 Convertible Notes to be repurchased, plus accrued and unpaid interest, if any. In addition, upon conversion of the 2026 Convertible Notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the notes being converted. Moreover, we will be required to repay the 2026 Convertible Notes in cash at their maturity unless earlier converted, redeemed, or repurchased. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of all or a portion of the 2026 Convertible Notes surrendered therefor or pay cash with respect to notes being converted or at their maturity.

In addition, our ability to repurchase the 2026 Convertible Notes or to pay cash upon conversions of all or a portion of the 2026 Convertible Notes or at their maturity may be limited by law, regulatory authority or agreements governing our future indebtedness. Our failure to repurchase all or a portion of the 2026 Convertible Notes at a time when the repurchase is required by the indenture or to pay cash upon conversions of all or a portion of the 2026 Convertible Notes or at their maturity as required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. Moreover, the occurrence of a fundamental change under the indenture could constitute an event of default under any such agreement. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our existing or future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments upon conversions thereof.

The conditional conversion feature of all or a portion of the 2026 Convertible Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of any or all of the 2026 Convertible Notes is triggered, holders of the 2026 Convertible Notes will be entitled to convert their 2026 Convertible Notes at any time during specified periods at their option. If one or more holders elect to convert 2026 Convertible Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation in cash, which could adversely affect our liquidity. In addition, even if holders of the 2026 Convertible Notes do not elect to convert their 2026 Convertible Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the 2026 Convertible Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The accounting method for convertible debt securities that may be settled in cash, such as the 2026 Convertible Notes, could have a material effect on our reported financial results.

In August 2020, the Financial Accounting Standards Board published an Accounting Standards Update ("ASU") 2020-06, which amends these accounting standards by reducing the number of accounting models for convertible instruments and limiting instances of separate accounting for the debt and equity or a derivative component of the convertible debt instruments. ASU 2020-06 no longer allows the use of the treasury stock method for convertible instruments and instead requires application of the "if-converted" method. Under that method, diluted earnings per share will generally be calculated assuming that all the 2026 Convertible Notes were converted solely into shares of common stock at the beginning of the reporting period, unless the result would be anti-dilutive, which could adversely affect our diluted earnings per share. The Company adopted the ASU on January 1, 2022.

Provisions in the indenture for the 2026 Convertible Notes may deter or prevent a business combination that may be favorable to you.

If a fundamental change occurs prior to the maturity date of the 2026 Convertible Notes, holders of the 2026 Convertible Notes will have the right, at their option, to require us to repurchase all or a portion of their 2026 Convertible Notes. In addition, if a make-whole fundamental change occurs prior the maturity date, we will in some cases be required to increase the conversion rate for a holder that elects to convert all or a portion of their 2026 Convertible Notes in connection with such make-whole fundamental change. Furthermore, the indenture for the 2026 Convertible Notes will prohibit us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the 2026 Convertible Notes. These and other provisions in the indenture could deter or prevent a third party from acquiring us even when the acquisition may be favorable to you.

Risks Related to Ownership of our Common Stock

Our stock price is volatile.

The market price of our common stock is subject to wide price fluctuations in response to various factors, many of which are beyond our control. The factors include:

- global and regional macroeconomic conditions, including as a result of the COVID-19 pandemic;

- variations in our operating results;

- variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

- announcements of developments affecting our business, systems or expansion plans by us or others;

- technical factors in the public trading market for our stock that may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as it may be expressed on financial trading and other social media sites), the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our common stock, fractional share trading, and other technical trading factors or strategies;

- competition, including the introduction of new competitors, their pricing strategies and services;

- announcements regarding stock repurchases and sales of our equity and debt securities;

- market volatility in general;

- the level of demand for our stock, including the amount of short interest in our stock; and

- the operating results of our competitors.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies' stock, including ours, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing shareholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our existing shareholders might sell shares of common stock could also depress our market price. Our executive officers and directors and certain of our shareholders were in the past subject to certain lock-up agreements and the Rule 144 holding period requirements that have since expired. Now that these lock-up periods have expired and the holding periods have elapsed, additional shares are eligible for sale in the public market. The market price of shares of our common stock may drop significantly if our existing holders sell substantial amounts of our common stock in the public market. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

We also filed Form S-8 registration statements to register shares reserved for future issuance under our equity compensation plans. As a result, subject to the satisfaction of applicable exercise periods, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the United States in the open market. Further, we have filed two effective shelf registration statements on Form S-3 under each of which we may offer from time to time in one or more offerings any combination of common and preferred stock, debt securities, warrants, purchase contracts and units of up to $750.0 million in the aggregate.

Additionally, certain of our employees, executive officers, and directors have already entered into, or may in the future enter into Rule 10b5-1 trading plans providing for sales of shares of our common stock from time to time. Under a Rule 10b5-1 trading plan, a broker executes trades pursuant to parameters established by the employee, director, or officer when entering into the plan, without further direction from the employee, officer, or director. A Rule 10b5-1 trading plan may be amended or terminated in some circumstances. Our employees, executive officers, and directors also may buy or sell additional shares outside of a Rule 10b5-1 trading plan when they are not in possession of material, nonpublic information.

General Risk Factors

We have no plans to declare any cash dividends on our common stock in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur to realize future gains on their investment.

Future sales and issuances of our capital stock could reduce our stock price and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may issue additional shares of capital stock in the future, including shares issuable pursuant to securities that are convertible into or exchangeable for, or that represent a right to receive, capital stock. We may sell common stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time, including pursuant to our shelf registration statements on Form S-3, which could result in substantial dilution to our existing shareholders. New investors in such future transactions could gain rights, preferences and privileges senior to those of holders of our common stock.

If few securities or industry analysts publish research or reports, or if they publish adverse or misleading research or reports, regarding us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us, our business or our market. If few securities or industry analysts commence coverage of us, the stock price would be negatively impacted. Additionally, if any of the analysts who currently cover us or initiate coverage on us in the future issue adverse or misleading research or reports regarding us, our business model, our intellectual property, our stock performance or our market, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our insurance may not provide adequate levels of coverage against claims.

We maintain insurance that we believe is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. Such losses could adversely affect our business prospects, results of operations, cash flows and financial condition.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our worldwide corporate headquarters and executive offices are located at 1290 Avenue of the Americas in New York, New York, where we occupy approximately 55,000 square feet of office space under a lease that expires in 2033. In addition, we lease various office and shared workspaces throughout the United States and internationally. We believe that our facilities are suitable to meet our current needs, and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices.

Item 3. Legal Proceedings.

See discussion under the heading "Legal Proceedings" in Note 16 to the consolidated financial statements included in Part II, Item 8 of this Annual Report.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock trades on the New York Stock Exchange under the symbol, "FUBO."

Holders of Record

As of January 31, 2023, there were 268 holders of record of our common stock. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have not declared or paid any cash dividends on our common stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements and contractual restrictions of then-existing debt instruments, and other factors that our board of directors deems relevant.

Stock Performance Graph

The information contained in this stock performance graph section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act or the Exchange Act.

The following graph compares the total shareholder return from October 8, 2020, the date on which our common shares commenced trading on the New York Stock Exchange, through December 31, 2022 of (i) our common stock, (ii) the Russell 3000 Index ("Russell 3000") and (iii) the S&P Media and Entertainment Index, assuming an initial investment of $100 on October 8, 2020 including reinvestment of dividends where applicable. The results presented below are not necessarily indicative of future performance.



$450
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Fubo
Russell 3000
S&P 500 Media and Entertainment Index

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis by our management of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled "Forward-Looking Statements" and "Risk Factors" for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are a sports-first, cable TV replacement product, offering subscribers access to tens of thousands of live sporting events annually, as well as leading news and entertainment content, both live and on demand. Fubo allows customers to access content through streaming devices and on SmartTVs, mobile phones, tablets, and computers.

Our business motto is "come for the sports, stay for the entertainment."

First, we leverage sporting events to acquire subscribers at lower acquisition costs, given the built-in demand for sports. We then leverage our technology and data to drive higher engagement and induce retentive behaviors such as favoriting channels, recording shows, and increasing discovery through our proprietary machine learning recommendations engine. Next, we look to monetize our growing base of highly engaged subscribers by driving higher average revenue per user.

We drive our business model with three core strategies:

- Grow our paid subscriber base

- Optimize our content portfolio, engagement and retention

- Increase monetization through subscription and advertising.

Recent Developments — Fubo Gaming Dissolution

On October 17, 2022, we filed a Certificate of Dissolution with the Secretary of State of the State of Delaware to dissolve our wholly owned subsidiary, Fubo Gaming Inc. ("Fubo Gaming"). In connection with the dissolution of Fubo Gaming, we concurrently ceased operation of Fubo Sportsbook (as defined below).

Merger with fuboTV Sub

On April 1, 2020, fuboTV Acquisition Corp., a Delaware corporation and our wholly-owned subsidiary ("Merger Sub") merged with and into fuboTV Sub, whereby fuboTV Sub continued as the surviving corporation and became our wholly-owned subsidiary pursuant to the terms of the Agreement and Plan of Merger and Reorganization dated as of March 19, 2020, by and among us, Merger Sub and fuboTV Sub (the "Merger Agreement"). Following the Merger, we changed our name from "FaceBank Group, Inc." to "fuboTV Inc.," and we changed the name of fuboTV Sub to "fuboTV Media, Inc." The combined company operates under the name "Fubo," and our trading symbol is "FUBO."

Unless otherwise stated, 2020 financial statements and metrics include FaceBank Pre-Merger from January 1, 2020 through March 31, 2020.

Nature of Business

We are a leading live TV streaming platform for sports, news, and entertainment. Our revenues are almost entirely derived from the sale of subscription services and the sale of advertisements in the United States, though we have expanded into several international markets, with operations in Canada, Spain and France.

Our subscription-based services are offered to consumers who can sign-up for accounts at https://fubo.tv, through which we provide basic plans with the flexibility for consumers to purchase the add-ons and features best suited for them. Besides the website, consumers can also sign-up via some TV-connected devices. Our platform provides, what we believe to be, a superior viewer experience, with a broad suite of unique features and personalization capabilities such as multi-channel viewing capabilities, favorites lists and a dynamic recommendation engine as well as 4K streaming and Cloud DVR offerings.

On October 17, 2022, we ceased operation of our business-to-consumer online mobile sports book ("Fubo Sportsbook") in connection with the dissolution of Fubo Gaming. See "—Recent Developments—Fubo Gaming Dissolution". The results of operations of Fubo Sportsbook are presented as discontinued operations in our consolidated financial statements.

Segments

In connection with the dissolution of Fubo Gaming and the termination of Fubo Sportsbook, assets and liabilities and the operations of our former wagering reportable segment have been reported in discontinued operations for all periods presented. With respect to our continuing operations, we operate as a single reportable segment.

Key Factors and Trends Impacting Performance

Our financial condition and results of operations have been, and may in the future be, affected by a number of factors and trends, such as those described in Part II, Item 1A, "Risk Factors" and the following:

Brand Awareness

Building and maintaining a strong brand is important to our ability to attract and retain subscribers, as potential subscribers have a number of pay TV choices. We and our competitors must seek to attract a greater proportion of new subscribers from each other's existing subscriber bases rather than from first-time purchasers of pay TV services. As a result, we continue to experience increased competition, including from larger companies with greater resources to promote their brands through traditional forms of advertising, such as print media and TV commercials, as well as Internet advertising and website product placement. We primarily rely on paid marketing channels (such as social media, search advertising, display advertising, radio, out of home and television) to grow our brand and reach new subscribers. If these channels become less efficient our growth could be adversely affected.

Subscriber Acquisition, Retention and Engagement

Our long-term growth will depend in part on our ability to grow and retain our subscriber base, as well as increase engagement by our subscribers. The relative service levels, content offerings, pricing and product experience of our platform will impact our ability to attract and retain subscribers versus our competitors. If consumers perceive a reduction in the value of our platform because, for example, we introduce new or adjust existing features, adjust pricing or platform offerings, or change the mix of content in a manner that is not favorably received by them, we may not be able to attract and retain subscribers. To the extent that our competition pursues aggressive promotional campaigns, our value proposition may also be adversely impacted.

Acceleration or Deceleration of Cord-Cutting

In recent years, including as a result of the COVID-19 pandemic, we and other streaming services experienced rapid growth in adoption as consumers engage with streaming video and audio through a variety of devices, including connected TVs, mobile phones, and tablets. Although traditional pay TV currently accounts for the majority of TV viewing hours for U.S. households; the proportion has declined in recent years as customers cut the cord. While we believe consumers are increasingly favoring the streaming services based on, among other factors, customer experience and pricing considerations, these positive trends for our business may not continue during future periods.

Shift of Advertising Dollar Spend from Traditional Pay TV to Connected TV

Our business model depends on our ability to grow ad inventory on our platform and sell it to advertisers. We operate in a highly competitive advertising industry and we compete for revenue from advertising with other streaming platforms and services, as well as traditional media, such as radio, broadcast, cable and satellite TV, and satellite and internet radio. Many advertisers devote a substantial portion of their advertising budgets to traditional media, and we expect advertisers may do so in the future. Although traditional TV advertisers have shown a growing interest in over-the-top ("OTT") advertising, we cannot be certain that their interest will increase in the future. If advertisers do not perceive meaningful benefits of OTT advertising, the market may develop more slowly than we expect, which could adversely impact our operating results and our ability to grow our business. In addition, advertising spend is affected by broader macroeconomic conditions, and therefore economic downturns and recessionary fears may also negatively impact our ability to capture advertising dollars.

Content Acquisition and Renewal

Our ability to compete successfully will depend, among other things, on our ability to obtain desirable content and deliver it to our subscribers at competitive prices. The addition or loss of popular content or channels, including our ability to enter into new content deals or negotiate renewals with our content providers on terms that are favorable to us, or at all, could affect our results and our ability to grow our business. Content costs represent the majority of our "Subscriber related expenses" and the largest component of our total operating expenses. We have seen an increase in these costs in recent periods, and we expect further increases in the future. Moreover, the renewal of long-term content contracts may be on less favorable pricing terms in the future. As a result, our margins may face pressure if we are unable to renew our long-term content contracts on acceptable pricing and other economic terms or if we are unable to pass these increased programming costs on to our subscribers. In addition, as content providers bring to market their own direct-to-consumer streaming services, the differentiated value proposition offered by our content mix may diminish.

Seasonality

We generate significantly higher levels of revenue and subscriber additions in the third and fourth quarters of the year. This seasonality is driven primarily by sports leagues, especially the National Football League. Our operating results may also be affected by the scheduling of major sporting events that do not occur annually, such as the World Cup or Olympic Games, or the cancellation or postponement of sporting events. In addition, we typically see subscribers on our platform decline from the fourth quarter of the previous year through the first and second quarter of the following year.

COVID-19 and Other Macroeconomic Factors

The COVID-19 pandemic has created significant volatility, uncertainty, and economic disruption. In addition, mounting inflationary cost pressures and potential recession indicators have negatively impacted the global economy. We continue to monitor the effects of the pandemic and macroeconomic environment and take appropriate steps to mitigate the impact on our business; however, the nature and extent of this impact in future periods remains difficult to predict due to numerous uncertainties outside our control.

Components of Results of Operations

Revenues

Subscription

Subscription revenue consists of subscription plans sold through the Company's website and third-party app stores.

Advertising

Advertising revenue consists of fees charged to advertisers who want to display ads ("impressions") within the streamed content.

Software licenses, net

Software license revenue consists of revenue generated from the sale of software licenses at one of our former subsidiaries, Nexway eCommerce Solutions. As a result of the deconsolidation of Nexway AG, which was effective as of March 31, 2020, the Company no longer generates revenue from software licenses.

Other

Other revenue consists of a contract to sub-license rights to broadcast certain international sporting events to a third party and commissions earned on sales through a channel distribution platform.

Subscriber Related Expenses

Subscriber related expenses consist primarily of affiliate distribution rights and other distribution costs related to content streaming.

Broadcasting and Transmission

Broadcasting and transmission expenses consist primarily of the cost to acquire a signal, transcode, store, and retransmit it to the subscribers.

Sales and Marketing

Sales and marketing expenses consist primarily of payroll and related costs, benefits, rent and utilities, stock-based compensation, agency costs, advertising campaigns and branding initiatives.

Technology and Development

Technology and development expenses consist primarily of payroll and related costs, benefits, rent and utilities, stock-based compensation, technical services, software expenses, and hosting expenses.

General and Administrative

General and administrative expenses consist primarily of payroll and related costs, benefits, rent and utilities, stock-based compensation, corporate insurance, office expenses, professional fees, as well as travel, meals, and entertainment costs.

Depreciation and amortization

Depreciation and amortization expense includes depreciation of fixed assets and amortization of finite-lived intangible assets.

Other income (expense)

Other income (expense) primarily consists of issuance gains/losses and the change in fair value of financial instruments, interest expense and financing costs on our outstanding borrowings and the loss recorded on the deconsolidation of a subsidiary.

Income tax benefit

The income tax benefit is driven by the change in deferred tax assets and liabilities and resulting change in valuation allowance.

Loss from discontinued operations

The loss from discontinued operations primarily consists of operating expenses related to the launch of the wagering business and impairment expense associated with the write-off of goodwill, intangible assets, and other assets.

Results of Operations for the Years Ended December 31, 2022, and 2021 (in thousands):

	For the Years Ended December 31,	
	2022	**2021**
Revenues		
Subscription	$ 905,886	$ 564,441
Advertising	101,739	73,749
Other	1,071	180
Total revenues	1,008,696	638,370
Operating expenses		
Subscriber related expenses	976,415	593,241
Broadcasting and transmission	73,377	55,563
Sales and marketing	183,615	135,720
Technology and development	69,264	55,418
General and administrative	81,151	89,039
Depreciation and amortization	36,731	37,666
Total operating expenses	1,420,553	966,647
Operating loss	(411,857)	(328,277)
Other income (expense)		
Interest expense and financing costs	(11,696)	(13,451)
Amortization of debt discount	(2,476)	(14,928)
Loss on extinguishment of debt	—	(380)
Change in fair value of warrant liabilities	(1,701)	2,659
Other income (expense)	1,019	(90)
Total other expense	(14,854)	(26,190)
Loss from continuing operations before income taxes	(426,711)	(354,467)
Income tax benefit	1,666	2,681
Net loss from continuing operations	**(425,045)**	**(351,786)**
Discontinued operations		
Loss from discontinued operations before income taxes	(136,874)	(31,177)
Net loss from discontinued operations	**(136,874)**	**(31,177)**
Net loss	**(561,919)**	**(382,963)**

Revenue, net

During the year ended December 31, 2022, we recognized revenues of $1,008.7 million compared to $638.4 million during the year ended December 31, 2021. The increase of $370.3 million was primarily due to an increase in subscription revenue of $341.4 million, comprising $290.5 million from increases in our subscriber base, $29.1 million from increases in subscription package prices and attachments sold and $21.8 million from the acquisition of Molotov S.A.S. ("Molotov") in December 2021. Advertising revenue increased $28.0 million primarily due to an increase in the number of impressions sold.

Subscriber related expenses

During the year ended December 31, 2022, we recognized subscriber related expenses of $976.4 million compared to $593.2 million during the year ended December 31, 2021. The increase of $383.2 million was primarily due to an increase in affiliate distribution rights and other distribution costs resulting from an increase in subscribers.

Broadcasting and transmission

During the year ended December 31, 2022, we recognized broadcasting and transmission expenses of $73.4 million compared to $55.6 million during the year ended December 31, 2021. The increase of $17.8 million was primarily due to a higher number of linear feeds due to additional channel launches.

Sales and marketing

During the year ended December 31, 2022, we recognized sales and marketing expenses of $183.6 million compared to $135.7 million during the year ended December 31, 2021. The increase of $47.9 million was primarily due to a $19.3 million increase in stock-based compensation, $21.3 million increase in marketing expenses to acquire new customers for the streaming platform and a $5.7 million increase in payroll expense due to an increase in employee headcount.

Technology and development

During the year ended December 31, 2022, we recognized technology and development expenses of $69.3 million compared to $55.4 million during the year ended December 31, 2021. The increase of $13.9 million was primarily due to an increase of $8.8 million in salaries due to an increase in employee headcount, $2.6 million in software expense and $3.7 million in cost from the acquisitions of Molotov and Edisn in December 2021.

General and Administrative

During the year ended December 31, 2022, general and administrative expenses totaled $81.2 million compared to $89.0 million for the year ended December 31, 2021. The decrease of $7.8 million was primarily due to a decrease in stock-based compensation of $16.2 million, $7.6 million in sales tax and $5.7 million in professional fees, partially offset by a $15.6 million increase from the acquisition of Molotov and $4.7 million increase in salaries due to an increase in employee headcount.

Depreciation and amortization

During the year ended December 31, 2022, we recognized depreciation and amortization expenses of $36.7 million compared to $37.7 million during the year ended December 31, 2021. The decrease of $1.0 million is primarily related to a reduction of amortization expense of $6.7 million, partially offset by increased amortization expense of $5.8 million from the acquisitions of Molotov and Edisn in December 2021.

Other Income (Expense)

During the year ended December 31, 2022, we recognized $14.9 million of other expense (net) compared to $26.2 million of other expense (net) during the year ended December 31, 2021. The decrease of $11.3 million is primarily related to a $4.4 million reduction in the change in fair value of warrant liabilities, a $0.4 million decrease in loss on extinguishment of debt, and a $1.8 million reduction of interest expense, partially offset by an increase of $12.5 million in amortization of debt discount.

Income tax benefit

During the year ended December 31, 2022, we recognized an income tax benefit of $1.7 million compared to $2.7 million during the year ended December 31, 2021. The decrease of $1.0 million in the income tax benefit is primarily due to our inability to fully recognize the future tax benefits on current year losses.

Loss from discontinued operations, net of tax

During the year ended December 31, 2022, we recognized a net loss from discontinued operations of $136.9 million compared to $31.2 million during the year ended December 31, 2021. The change of $105.7 million is primarily due to an increase in the operating expenses of the wagering business and a charge for the impairment of goodwill, intangible assets and other assets.

Results of Operations for the Years Ended December 31, 2021 and 2020 (in thousands):

On August 15, 2019 and September 16, 2019, the Company acquired Facebank AG and Nexway, respectively, and on April 1, 2020, the Company acquired fuboTV Pre-Merger. The results of our operations for the year ended December 31, 2020 includes the results of operations of Facebank AG and Nexway, which were disposed of in July 2020. Because of this, certain of our results of operations for the year ended December 31, 2021 are not readily comparable to the results of operations for the year ended December 31, 2020.

	2021	2020
Revenues		
Subscription	$ 564,441	$ 184,328
Advertising	73,749	24,904
Software licenses, net	—	7,295
Other	180	1,219
Total revenues	638,370	217,746
Operating expenses		
Subscriber related expenses	593,241	204,240
Broadcasting and transmission	55,563	29,542
Sales and marketing	135,720	63,141
Technology and development	55,418	30,189
General and administrative	89,039	77,635
Depreciation and amortization	37,666	43,972
Impairment of goodwill and intangible assets	—	248,926
Total operating expenses	966,647	697,645
Operating loss	(328,277)	(479,899)
Other income (expense)		
Interest expense and financing costs	(13,451)	(18,637)
Amortization of debt discount	(14,928)	—
Gain on sale of assets	—	7,631
Loss on extinguishment of debt	(380)	(24,521)
Loss on deconsolidation of Nexway	—	(11,919)
Change in fair value of warrant liabilities	2,659	(83,338)
Change in fair value of shares settled liability	—	(1,665)
Change in fair value of derivative liability	—	(426)
Change in fair value of profit share liability	—	1,971
Unrealized gain on equity method investment	—	2,614
Foreign currency exchange loss	—	(1,010)
Other income (expense)	(90)	147
Total other expense	(26,190)	(129,153)
Loss from continuing operations before income taxes	(354,467)	(609,052)
Income tax benefit	2,681	9,660
Net loss from continuing operations	(351,786)	(599,392)
Discontinued operations		
Loss from discontinued operations before income taxes	(31,177)	—
Net loss from discontinued operations	(31,177)	—
Net loss	(382,963)	(599,392)

Revenue, net

During the year ended December 31, 2021, we recognized revenues of $638.4 million, primarily consisting of $564.4 million of subscription revenue, $73.7 million of advertising revenue and $0.2 million in other revenue.

During the year ended December 31, 2020, we recognized revenues of $217.7 million primarily consisting of $184.3 million of subscription revenue, $24.9 million of advertising revenue, $7.3 million related to the sale of software licenses from our subsidiary Facebank AG and $1.2 million of other revenue. We sold Facebank AG in July 2020.

The increase of $420.6 million was primarily due to a full year of revenue in 2021 of Fubo compared to nine months in the prior year period, $301.6 million of higher subscription revenue due to increases in our subscriber base, $78.5 million of higher subscription revenue due to increases in subscription package prices and a $48.8 million increase in advertising revenue resulting from an increase in the number of impressions sold.

Subscriber related expenses

During the year ended December 31, 2021, we recognized subscriber related expenses of $593.2 million compared to $204.2 million during the year ended December 31, 2020. The increase of $389.0 million was primarily due to a full year of expenses in 2021 of Fubo compared to nine months in the prior year period comprised of an increase of $371.4 million in affiliate distribution rights and $12.5 million in other distribution costs primarily driven by an increase in the number of subscribers.

Broadcasting and transmission

During the year ended December 31, 2021, we recognized broadcasting and transmission expenses of $55.6 million compared to $29.5 million during the year ended December 31, 2020. The increase of $26.1 million was primarily due to a full year of expenses in 2021 of Fubo compared to nine months in the prior year period and higher number of linear feeds due to additional channel launches.

Sales and marketing

During the year ended December 31, 2021, we recognized sales and marketing expenses of $135.7 million compared to $63.1 million during the year ended December 31, 2020. The increase of $72.6 million was primarily due to a full year of expenses in 2021 of Fubo compared to nine months in the prior year period and increased marketing expenses incurred to acquire new customers to our streaming platform.

Technology and development

During the year ended December 31, 2021, we recognized technology and development expenses of $55.4 million compared to $30.2 million during the year ended December 31, 2020. The increase of $25.2 million was primarily due to a full year of expenses in 2021 of Fubo compared to nine months in the prior year period including an increase of $16.9 million in salaries due to an increase in employee headcount and $8.6 million in stock-based compensation.

General and Administrative

During the year ended December 31, 2021, general and administrative expenses totaled $89.0 million compared to $77.6 million for the year ended December 31, 2020. The increase of $11.4 million was primarily due to a full year of expenses in 2021 of Fubo compared to nine months in the prior year period including a $5.2 million increase in sales tax reserves, $1.3 million increase in stock-based compensation and $5.0 million increase in salaries due to an increase in employee headcount.

Depreciation and amortization

During the year ended December 31, 2021, we recognized depreciation and amortization expenses of $37.7 million compared to $44.0 million during the year ended December 31, 2020. The decrease of $6.3 million is primarily related to a reduction of $16.4 million of amortization expense related to intangible assets of FaceBank Pre-Merger that were subject to impairment charges in the third and fourth quarters of 2020, offset in part by a full year of expenses in 2021 compared to nine months in the prior year period.

Impairment of intangible assets and goodwill

During the year ended December 31, 2020, we recognized an impairment of Facebank Pre-Merger intangible assets and goodwill of $248.9 million.

Other Income (Expense)

During the year ended December 31, 2021, we recognized $26.2 million of other expense (net), compared to $129.2 million of other expense (net) during the year ended December 31, 2020. The decrease of $103.0 million is primarily related to an $86.0 million reduction in the change in fair value of warrant liabilities, a $24.1 million decrease in loss on extinguishment of debt, an $11.9 million reduction in loss on deconsolidation of Nexway during 2020 and a $5.2 million reduction of interest expense, partially offset by an increase of $14.9 million in amortization of debt discount, $7.6 million gain on the sale of the Facebank AG and Nexway assets during 2020 and $2.6 million unrealized gain on our equity method investment in Nexway in 2020. Facebank AG and Nexway were sold in July 2020.

Income tax benefit

During the year ended December 31, 2021, we recognized an income tax benefit of $2.7 million compared to $9.7 million during the year ended December 31, 2020. The decrease of $7.0 million in the income tax benefit is primarily due to our inability to fully recognize the future tax benefits on current year losses.

Loss from discontinued operations, net of tax

During the year ended December 31, 2021, we recognized a loss from discontinued operations of $31.2 million related to the Wagering business that was terminated in October 2022. There is no comparable information for the year ended December 31, 2020.

Key Performance Metrics

We use certain key performance metrics to monitor and manage our business, including to measure our operating performance, identify trends affecting our business and make strategic decisions. We believe these key performance metrics provide useful information to investors in evaluating our operating results in the same manner management does.

<u>Paid Subscribers</u>

We believe the number of paid subscribers is a relevant measure to gauge the size of our user base. Paid subscribers are total subscribers that have completed registration with Fubo, have activated a payment method (only reflects one paying user per plan), from which Fubo has collected payment in the month ending the relevant period. Users who are on a free (trial) period are not included in this metric.

As of December 31, 2022 and 2021, we had approximately 1.4 million and 1.1 million paid subscribers in the United States and Canada ("North America" or "NA"), respectively. We had 0.4 million and 0.2 million paid subscribers in the remaining territories in which the Company operates ("Rest of World" or "ROW") as of December 31, 2022 and 2021, respectively.

<u>Average Revenue Per User</u>

Beginning in the third quarter of 2022, Average Revenue Per User ("ARPU") is calculated using GAAP Subscription revenue and GAAP Advertising revenue. Previously, ARPU was calculated using Platform Bookings, which consisted of GAAP Subscription revenue and GAAP Advertising revenue, adjusted for deferred revenue.

We believe ARPU provides useful information for investors to gauge the revenue generated per subscriber on a monthly basis. ARPU, with respect to a given period, is defined as total Subscription revenue and Advertising revenue recognized in such period, divided by the average daily paid subscribers in such period, divided by the number of months in such period. Advertising revenue, like Subscription revenue, is primarily driven by the number of subscribers to our platform and per-subscriber viewership such as the type of, and duration of, content watched on platform. We believe ARPU is an important metric for both management and investors to evaluate the Company's core operating performance and measure our subscriber monetization, as well as evaluate unit economics, payback on subscriber acquisition cost and lifetime value per subscriber. In addition, we believe that presenting a geographic breakdown for North America ARPU and ROW ARPU allows for a more meaningful assessment of the business because of the significant differences in both Subscription revenue and Advertising revenue generated on a per subscriber basis in North America when compared to ROW due to our current subscription pricing models and advertising monetization in the two geographic regions. Comparable information for the year ended December 31, 2022 is not presented for ROW ARPU because until our acquisition of our French streaming service, Molotov, in December 2021, we primarily operated in North America and therefore we believe such a comparison would not provide useful information for investors in evaluating our business

Our NA ARPU was $72.74 and $70.50 for the years ended December 31, 2022 and 2021, respectively. Our ROW ARPU was $6.14 for the year ended December 31, 2022.

<u>Gross Profit and Gross Margin (GAAP)</u>

Gross Profit is defined as Revenue less Subscriber related expenses and Broadcasting and transmission. Gross Margin is defined as Gross Profit divided by Revenue. We believe these measures are useful because they represent key profitability metrics for our business and are used by management to evaluate the performance of our business, including measuring the cost to deliver our product to subscribers against revenue.

Our gross profit was $(41.1) million and $(10.4) million for the years ended December 31, 2022 and 2021, respectively. Our gross margin was (4.1)% and (1.6)% for the same periods, respectively.

The tables below provide a reconciliation of NA ARPU and ROW ARPU to GAAP Subscription and Advertising Revenue (in thousands, except average subscribers and average per user amounts):

Reconciliation of GAAP Subscription and Advertising Revenue to North America ARPU:

	Years Ended December 31,			
	2022		**2021**	
	As-Reported		*As-Reported*	
Subscription Revenue (GAAP)	$	**905,886**	$	**564,441**
Advertising Revenue (GAAP)		**101,739**		**73,749**
(Subtract):				
ROW Subscription Revenue		(23,207)		(1,450)
ROW Advertising Revenue		(1,134)		(211)
Total		**983,284**		**636,529**
Divide:				
Average Subscribers (North America)		1,126,461		752,360
Months in Period		12		12
North America Monthly Average Revenue per User (NA ARPU)	$	**72.74**	$	**70.50**

Reconciliation of GAAP Subscription and Advertising Revenue to ROW ARPU:

	Years Ended December 31,	
	2022	
	As-Reported	
Subscription Revenue (GAAP)	$	**905,886**
Advertising Revenue (GAAP)		**101,739**
(Subtract):		
North America Subscription Revenue		(882,679)
North America Advertising Revenue		(100,605)
Total		**24,341**
Divide:		
Average Subscribers (ROW)		330,222
Months in Period		12
ROW Monthly Average Revenue per User (ROW ARPU)	$	**6.14**

Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. See Note 16 in the accompanying consolidated financial statements for a further discussion of our cash commitments and contractual obligations as of December 31, 2022, including lease obligations and sponsorship agreements, in addition to our discussion below regarding the dissolution of Fubo Gaming in October 2022. Our primary sources of cash are receipts from subscribers and advertising revenue as well as proceeds from equity and debt financings. Our primary uses of cash are content and programming license fees and operating expenses, including payroll-related, marketing, technology and professional fees. In addition, prior to the dissolution of our subsidiary, Fubo Gaming, on October 17, 2022, and the concurrent termination of operations of Fubo Sportsbook, our primary uses of cash included expenses related to the launch and operations of our wagering business.

We successfully raised $389.4 million, net of offering expenses, through the sale of 3.25% senior convertible notes in February 2021. We currently have an effective shelf registration statement on Form S-3 (No. 333-258428) initially filed with the SEC on August 4, 2021, as amended (the "2021 Form S-3") pursuant to which we may offer, from time to time, in one or more offerings any combination of common stock, preferred stock, debt securities, warrants, purchase contracts and units of up to $750.0 million in the aggregate. We also have an additional effective shelf registration statement on Form S-3 (No 333-266557) filed with the SEC on August 5, 2022 under which we may offer, from time to time, in one or more offerings any combination of common stock, preferred stock, debt securities, warrants, purchase contracts and units of up to $750.0 million in the aggregate.

On August 13, 2021, we entered into an at-the-market sales agreement with Evercore Group L.L.C., Needham & Company, LLC and Oppenheimer & Co. Inc., as sales agents, under which we, from time to time, sold shares of our common stock having an aggregate offering price of up to $500.0 million through the sales agents (the "2021 ATM Program") under our 2021 Form S-3. On August 4, 2022, we terminated the 2021 ATM Program, and entered into an at-the-market sales agreement with Evercore Group L.L.C., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC and Needham & Company, LLC, as sales agents under which we may, from time to time, sell shares of our common stock having an aggregate offering price of up to $350.0 million through the sales agents (the "2022 ATM Program," and, collectively, with the 2021 ATM Program, the "ATM Programs") under our 2021 Form S-3.

During the year ended December 31, 2022, we sold 50,620,577 shares of our common stock in at-the-market offerings pursuant to the 2021 Form S-3 and ATM Programs, resulting in net proceeds of approximately $292.1 million, after deducting agent commissions and issuance costs. As of December 31, 2022, we had cash, cash equivalents and restricted cash of $343.2 million.

As a result of the dissolution of Fubo Gaming and termination of Fubo Sportsbook operations, we incurred immaterial charges for severance and other employee-related costs. We also expect to incur other cash charges, the amount and timing of which cannot be estimated at this time.

We may be required to seek additional capital, including in the event we engage in repurchases of our debt or equity securities in the future. Subject to market conditions, we are considering various financing opportunities, which may include one or a combination of secured indebtedness, unsecured indebtedness and equity or equity-linked securities. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Issuing additional shares of our capital stock, other equity securities, or additional securities convertible into equity may dilute the economic and voting rights of our existing shareholders, reduce the market price of our common stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. As a result, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their percentage ownership. If we are unable to raise additional capital due to unfavorable market conditions, including rising interest rates, or otherwise, or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, operations, and financial condition.

Our future capital requirements and the adequacy of our available funds will depend on many factors, including our ability to successfully attract and retain subscribers, develop new technologies that can compete in a rapidly changing market with many competitors and the need to enter into collaborations with other companies or acquire other companies or technologies to enhance or complement our product and service offerings. We believe our existing cash, cash equivalents and restricted cash will provide us with the necessary liquidity to continue as a going concern for at least the next twelve months.

In addition to the foregoing, based on our current assessment, we do not expect any material impact on our long-term development timeline and our liquidity due to the worldwide COVID-19 pandemic and other macroeconomic factors, including inflationary cost pressures and potential recession indicators. However, we are continuing to assess the impact that COVID-19 and other macroeconomic factors may have on our operations. Although the number of people who have been vaccinated has been increasing, the future effects of COVID-19 are unknown and the potential future impact on our results of operations, financial condition or liquidity depends on factors beyond our knowledge and control. See Note 11 in the accompanying consolidated financial statements for further discussion regarding our outstanding indebtedness.

Cash Flows (in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Continuing operations:			
Net cash used in operating activities	(289,786)	(171,896)	(149,018)
Net cash used in investing activities	(5,987)	(30,377)	(1,457)
Net cash provided by financing activities	296,270	511,958	279,072
Discontinued operations			
Net cash used in operating activities	(26,915)	(24,031)	—
Net cash used in investing activities	(6,436)	(45,795)	—
Net increase in cash, cash equivalents and restricted cash	(32,854)	239,859	128,597

<u>Continuing Operations</u>

Operating Activities

For the year ended December 31, 2022, net cash used in operating activities was $289.8 million, which consisted of our net loss of $425.0, adjusted for non-cash movements of $95.9 million. The non-cash movements consist primarily of $36.7 million of depreciation and amortization expenses, $52.5 million of stock-based compensation, $2.5 million of amortization of debt discounts and $3.1 million amortization of right of use assets, partially offset by $1.7 million of change in fair value of warrant liability. Changes in operating assets and liabilities resulted in cash inflows of approximately $39.3 million, primarily due to a net increase in accounts payable, accrued expenses and other current and long-term liabilities of $63.3 million due to timing of payments and a net increase in deferred revenue of $21.1 million, partially offset by increases in accounts receivable of $9.8 million and prepaid expenses, prepaid sports rights and other assets of $35.3 million.

For the year ended December 31, 2021, net cash used in operating activities was $171.9 million, which consisted of our net loss of $351.8 million, adjusted for non-cash movements of $102.3 million. The non-cash movements consist primarily of $37.7 million of depreciation and amortization expenses, $53.2 million of stock-based compensation, $14.9 million of amortization of debt discounts and $1.0 million amortization of right of use assets, partially offset by $2.7 million of change in fair value of warrant liability and $2.7 million of deferred income tax benefit. Changes in operating assets and liabilities resulted in cash inflows of approximately $77.6 million, primarily due to a net increase in accounts payable, accrued expenses and other current and long-term liabilities of $73.4 million due to timing of payments and a net increase in deferred revenue of $26.1 million, partially offset by increases in accounts receivable of $15.0 million and prepaid expenses, prepaid sports rights and other assets of $6.8 million.

For the year ended December 31, 2020, net cash used in operating activities was $149.0 million, which consisted of our net loss of $599.4 million, adjusted for non-cash movements of $456.2 million. The non-cash movements included $248.9 million impairment of Facebank Pre-Merger intangible assets and goodwill, $83.3 million change in fair value of warrants, $50.7 million of stock-based compensation, $44.0 million of depreciation and amortization expenses primarily related to intangible assets, $24.5 million loss on extinguishment of debt, $12.3 million of amortization of debt discounts, $8.6 million loss on deconsolidation of Nexway (net of cash), $1.7 million of change in fair value of shares settled liability and $1.0 million of loss on foreign currency exchange, partially offset by $9.7 million of deferred income tax benefit, $7.6 million gain on the sale of assets, $2.6 million of unrealized gain on investments and $2.0 million change in fair value of profit share liability. Changes in operating assets and liabilities resulted in cash outflows of approximately $5.8 million, primarily due to a net increase in accounts receivable, prepaid expenses and other current assets of $14.7 million, a decrease in accounts payable, due to related parties and lease liabilities of $40.5 million, and partially offset by an increase in accrued expenses of $40.8 million, and deferred revenue of $8.6 million.

Investing Activities

For the year ended December 31, 2022, net cash used in investing activities was $6.0 million, which primarily consisted of $1.1 million of capital expenditures and $4.9 million for capitalized internal use software.

For the year ended December 31, 2021, net cash used in investing activities was $30.4 million, which primarily consisted of $3.4 million of capital expenditures, $4.1 million for capitalized internal use software, and $22.9 million for acquisitions.

For the year ended December 31, 2020, net cash used in investing activities was $1.5 million, which consisted of a $10.0 million advance to fuboTV Pre-Merger, $0.6 million related to the sale of Nexway and $0.2 million in capital expenditures, offset by net cash received of $9.4 million from the acquisition of fuboTV Pre-Merger.

Financing Activities

For the year ended December 31, 2022, net cash provided by financing activities was $296.3 million. The net cash provided is primarily related to approximately $292.1 million of net proceeds received from the "at-the-market" offering and $5.8 million of proceeds received from the exercise of stock options and warrants. These proceeds were offset by repayments of $1.7 million of outstanding debt.

For the year ended December 31, 2021, net cash provided by financing activities was $512.0 million. The net cash provided is primarily related to approximately $389.4 million of net proceeds received from the issuance of senior convertible notes, $140.4 million of net proceeds received from the "at-the-market" offering and $6.8 million of proceeds received from the exercise of stock options and warrants. These proceeds were offset by repayments of $24.7 million of outstanding debt.

For the year ended December 31, 2020 net cash provided by financing activities was $279.1 million. The net cash provided is primarily related to $278.9 million of proceeds received from the sale of our common stock, $33.6 million of proceeds received in connection with short-term and long-term borrowings, $3.9 million from the exercise of stock options and warrants and $3.0 million of proceeds received from the issuance of convertible notes. These proceeds were partially offset by repayments of $35.4 million of notes payable, repayment of $3.9 million of convertible notes, and $0.9 million in connection with the redemption of Series D preferred stock.

Discontinued operations

Operating and Investing Activities

For the year ended December 31, 2022, net cash used in operating and investing activities was $26.9 million and $6.4 million, respectively, due to the launch of Fubo Sportsbook in the fourth quarter of 2021. Fubo Sportsbook was terminated in October 2022.

For the year ended December 31, 2021, net cash used in operating and investing activities was $24.0 million and $45.8 million, respectively, to launch Fubo Sportsbook.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We have identified all significant accounting policies in Note 3 to our consolidated financial statements in Part II, Item 8 of this Annual Report.

Business Combinations

We recognize, separately from goodwill, identifiable assets and liabilities acquired in a business combination at fair value on the date of acquisition. We use our best estimates and assumptions to accurately assign fair value to the tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date as well as the useful lives of those acquired intangible assets. We estimate the useful lives of the intangible assets based on the expected period over which we anticipate generating economic benefit from the asset. The determination of the fair value of acquired identifiable intangible assets requires us to make significant estimates and assumptions regarding projected revenue and growth rates, royalty rates, and discount rates. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results. We also review our intangible assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset is not recoverable.

In accounting for the Merger described in Note 5 to our consolidated financial statements in Part II, Item 8 of this Annual Report, judgment was required in determining the accounting acquirer. Our evaluation of the accounting acquirer considered various indicators including voting rights, minority voting interest, composition of board of directors, composition of management and relative size of the entities. We ultimately concluded that Facebank Pre-Merger was the accounting acquirer in the Merger because (i) FaceBank Pre-Merger's shareholders owned approximately 57% of the voting common shares of the combined company immediately following the closing of the Merger (54% assuming the exercise of all vested stock options as of the closing of the transaction) and (ii) directors appointed by FaceBank Pre-Merger would hold a majority of board seats in the combined company.

Goodwill

We test goodwill for impairment on an annual basis during the fourth quarter of each calendar year or earlier when circumstances dictate. We measure recoverability of goodwill at the reporting unit level. The process of determining the fair value of a reporting unit is highly subjective and involves the use of significant estimates and assumptions. In performing our annual assessment, we can opt to perform a qualitative assessment to test a reporting unit's goodwill for impairment or we can directly perform a quantitative assessment. Based on our qualitative assessment, if we determine that the fair value of our reporting unit is, more likely than not, less than its carrying amount, then the quantitative assessment is performed. Any excess of the reporting unit's carrying amount over its fair value will be recorded as an impairment loss.

During the third quarter of 2020, we identified a triggering event related to our Facebank reporting unit that required us to perform a quantitative assessment. We concluded that the fair value of the reporting unit was less than its carrying value and we recognized an impairment charge of $148.1 million in third quarter of 2020. The impairment charge was primarily related to the departure of the former executive of the Facebank business and our shift in focus to the Fubo business.

We performed our annual impairment test in the fourth quarter of 2021 and concluded that no additional impairment charges were necessary.

In the second quarter of 2022, we identified a triggering event that required us to perform a quantitative assessment of impairment of goodwill as of June 30, 2022. We concluded that the fair value of goodwill attributable to the Wagering reporting unit was less than its carrying value, which resulted in full impairment of the goodwill of $10.7 million. There was no impairment identified for the Streaming reporting unit as of June 30, 2022.

In the fourth quarter of 2022, we identified a triggering event that required us to perform a quantitative assessment of goodwill for the Streaming reporting unit as of December 31, 2022. The results of the impairment test also showed that the fair value of the streaming reporting unit was in excess of its carrying value by 3.5%. Therefore no impairment charge was recorded during the quarter ended December 31, 2022.

The process of determining the fair value of a reporting unit is highly subjective and involves the use of significant estimates and assumptions. The Company's December 31, 2022 goodwill impairment test reflected an allocation of 50% and 50% between income and market-based approaches, respectively. The income-based approach also takes into account the future growth and profitability expectations. Significant inputs into the valuation models included the control premium, discount rate, and revenue market multiples as follows:

	December 31, 2022
Control premium	35%
Discount rate	31%
Revenue multiples	0.34x - 0.52x

Intangible Assets

We amortize purchased-intangible assets on a straight-line basis over the estimated useful life of the assets. We review purchased-intangible assets whenever events or changes in circumstances indicate that the useful life is shorter than we had originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances indicate an asset's carrying amount may not be recoverable, we assess the recoverability of purchased-intangible assets by comparing the projected undiscounted net cash flows associated with the asset group against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of these asset groups. If the useful life of the asset is shorter than originally estimated, we accelerate the rate of amortization and amortize the remaining carrying value over the new shorter useful life

During the third and fourth quarters of 2020, we identified triggering events related to our Facebank intangible assets that required us to perform a quantitative assessment. We concluded that the fair value of the intangible assets was less than its carrying value and we recognized impairment charges of $100.3 million related to the legacy Facebank intangible assets.

The Company determined that the initiation of a strategic review of its interactive wagering business in August 2022 constituted a triggering event, in that there would be a significant change in the extent and manner in which the long-lived assets of Fubo Sportsbook would be used, and there was an expectation that the assets would be sold or otherwise disposed of. For the year ended December 31, 2022, the Company determined the carrying value of the asset groups, within Fubo Sportsbook, did not exceed future undiscounted cash flows. The Company then calculated the fair value of the asset groups as the present value of the estimated future cash flows and determined that the carrying value exceeded the fair value in certain instances. Based on this analysis, the Company recognized an aggregate non-cash impairment charge of $76.7 million which represented substantially all of the long-lived assets of Fubo Sportsbook.

Stock Compensation

We recognize stock-based compensation for stock-based awards (including stock options, restricted stock units, and restricted stock awards) in accordance with ASC No. 718, Compensation – Stock Compensation ("ASC 718"). Determining the appropriate fair value of stock-based awards requires numerous assumptions, some of which are highly complex and subjective.

Stock-based awards generally vest subject to the satisfaction of service requirements, or the satisfaction of both service requirements and achievement of certain performance conditions or market and service conditions. For stock-based awards that vest subject to the satisfaction of service requirements or market and service conditions, stock-based compensation is measured based on the fair value of the award on the date of grant and is recognized as stock-based compensation on a straight-line basis over the requisite service period. For stock-based awards that have a performance component, stock-based compensation is measured based on the fair value on the grant date and is recognized over the requisite service period as achievement of the performance objective becomes probable

We estimate the fair value of our stock option awards on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the use of judgments and assumptions, including fair value of our common stock, the option's expected term, the expected price volatility of the underlying stock, risk free interest rates and the expected dividend yield.

The fair value of our restricted stock units and restricted stock awards is estimated on the date of grant based on the fair value of our common stock.

The Black-Scholes model assumptions are further described below:

- Common stock – the fair value of the Company's common stock.

- Expected Term - The expected term of options represents the period that the Company's stock-based awards are expected to be outstanding based on the simplified method, which is the half-life from vesting to the end of its contractual term. The simplified method was used because the Company does not have sufficient historical exercise data to provide a reasonable basis for an estimate of expected term.

- Expected Volatility – The Company historically has lacked sufficient company specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based primarily on the historical volatility of a publicly traded set of peer companies with consideration of the volatility of its own traded stock price.

- Risk-Free Interest Rate - The Company bases the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

- Expected Dividend - The Company has never declared or paid any cash dividends on its common shares and does not plan to pay cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero in its valuation models.

There were no stock options issued during the year ended December 31, 2022.

The following assumptions were used in determining the fair value of stock options granted during the years ended December 31, 2021 and 2020:

	Years ended December 31	
	2021	**2020**
Dividend yield	— %	— %
Expected price volatility	44.8% - 45.2%	44.4%-57.3%
Risk free interest rate	0.6% - 1.1%	0.23%-0.58%
Expected term (years)	5.8 - 6.1 years	5.3 - 7.5 years

If any of the assumptions used in the Black-Scholes option-pricing model change significantly, stock-based compensation for future awards may differ materially compared with the previously granted awards.

We estimate the fair value of our market and service condition stock option awards on the grant date using a Monte Carlo simulation model. The Monte Carlo simulation incorporates into the valuation the possibility that the stock price goals may not be satisfied. One of the most judgmental assumptions in the Monte Carlo simulation is the estimated fair value of the common stock underlying the award. If the stock price goals are met sooner than the derived service period, we will adjust our stock-based compensation expense to reflect the cumulative expense associated with the vested award. We will recognize stock-based compensation expense over the requisite service period, regardless of whether the stock price goals are achieved.

The following assumptions were used in determining the fair value of stock options granted during the years ended December 31, 2021 and 2020 in the Monte Carlo simulation model:

	For the years ended December 31,	
	2021	**2020**
Dividend yield	—	—
Expected volatility	71.5 %	76.0%-88.1%
Risk free rate	1.3 %	0.24%-0.30%
Derived service period	2.0 years	1.6- 1.9 years

We account for forfeitures as they occur.

Recently Issued Accounting Pronouncements

See Note 3 to our consolidated financial statements in Part II, Item 8 of this Annual Report for a discussion of recent accounting policies.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risks in the ordinary course of our business, including risks relating to changes in interest rates and foreign currency. The following discussion provides additional information regarding these risks.

Interest Rate Risk

As of December 31, 2022, we had cash, cash equivalents, and restricted cash of $343.2 million. Our cash equivalents are generally invested in money market funds and time deposits. Interest paid on such funds fluctuates with the prevailing interest rate. In addition, as of December 31, 2022, we had $410.2 million of outstanding indebtedness on a consolidated basis which included $402.5 million of convertible notes and other notes outstanding with an aggregate principal of approximately $7.7 million. Our indebtedness bears interest at a fixed rate. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2022, a hypothetical 10% change in interest rates would not have resulted in a material impact on our consolidated financial statements.

Foreign Currency Risk

Revenues denominated in currencies other than the U.S. dollar account for approximately 4.1% and 3.6% of the consolidated amount for the three months and year ended December 31, 2022, respectively. Our financial statements are reported in U.S. dollars and, accordingly, fluctuations in exchange rates will affect the translation of our revenues and expenses denominated in foreign currencies into U.S. dollars for purposes of reporting our consolidated financial results. Our most significant currency exchange rate exposures are the euro and the Canadian dollar. As of December 31, 2022, a hypothetical 10% change in the relative value of the U.S. dollar to other foreign currencies would not have resulted in a material impact on our consolidated financial statements.

Item 8. Financial Statements and Supplementary Data.

The financial statements required by this Item 8 are appended to this Annual Report. An index of those financial statements is found in Item 15 of Part IV of this Annual Report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The information required by this Item 9 was previously reported in our final prospectus dated February 12, 2021, filed with the SEC in accordance with Rule 424(b).

Item 9A. Controls and Procedures.

A. Limitations on effectiveness of controls and procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

B. Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated, as of the end of the period covered by this Annual Report, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective at the reasonable assurance level.

C. Report of Management on Internal Controls over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. As of December 31, 2022, management completed an assessment of the Company's internal control over financial reporting based on the 2013 Committee of Sponsoring Organizations (COSO) framework. Based on that assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2022. KPMG, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, which is included below.

D. Attestation Report of the Registered Public Accounting Firm

E. Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors fuboTV Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited fuboTV Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

New York, New York

February 27, 2023

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Our board of directors has adopted a written Code of Business Conduct and Ethics applicable to all officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have posted a current copy of our Code of Business Conduct and Ethics on our investor relations website under the Governance tab at https://ir.fubo.tv. In addition, we intend to post on our website all disclosures that are required by law or the NYSE listing standards concerning any amendments to, or waivers from, any provision of our Code of Business Conduct and Ethics. The information contained on our website is not incorporated by reference into this Annual Report.

The remaining information required by this item will be included in our definitive proxy statement for our 2023 Annual Meeting of Shareholders, and such required information is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this Item 11 will be included in our definitive proxy statement for our 2023 Annual Meeting of Shareholders and such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholders Matters.

The information required by this Item 12 will be included in our definitive proxy statement for our 2023 Annual Meeting of Shareholders and such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will be included in our definitive proxy statement for our 2023 Annual Meeting of Shareholders, and such information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this item will be included in our definitive proxy statement for our 2023 Annual Meeting of Shareholders, and such information is incorporated herein by reference.

Item 15. Exhibit and Financial Statement Schedules

(a)(1) Financial Statements.

The following documents are included on pages F-1 through F-51 attached hereto and are filed as part of this Annual Report on Form 10-K. Reference is made to the Index to Consolidated Financial Statements on Page F-1.

(a)(2) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

(a)(3) Exhibits.

The following is a list of exhibits filed as part of this Annual Report on Form 10-K:

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed / Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
2.1	Agreement and Plan of Merger and Reorganization dated as of March 19, 2020 by and among FaceBank Group, Inc., fuboTV Acquisition Corp. and fuboTV, Inc.	8-K	000-55353	2.1	3/23/2020	
3.1(a)	Articles of Incorporation dated February 20, 2009	S-1	333-176093	3.1(i)	8/5/2011	
3.1(b)	Articles of Amendment to Articles of Incorporation dated October 5, 2010	S-1	333-176093	3.1(ii)	8/5/2011	
3.1(c)	Articles of Amendment to Articles of Incorporation dated December 31, 2014	10-K	000-55353	3.1(iii)	3/31/2015	
3.1(d)	Articles of Amendment to Articles of Incorporation dated January 11, 2016	8-K	000-55353	3.1	1/29/2016	
3.1(e)	Certificate of Designation of Series A Preferred Stock dated June 23, 2016	8-K	000-55353	4.1	6/28/2016	
3.1(f)	Certificate of Designation of Series B Preferred Stock dated June 23, 2016	8-K	000-55353	4.2	6/28/2016	
3.1(g)	Certificate of Designation of Series C Preferred Stock dated July 21, 2016	8-K	000-55353	4.1	7/26/2016	
3.1(h)	Second Amended Certificate of Designation of Series C Preferred Stock dated March 3, 2017	8-K	000-55353	3.1	3/6/2017	
3.1(i)	Articles of Amendment to Articles of Incorporation dated October 17, 2017	8-K	000-55353	3.1	12/5/2017	
3.1(j)	Certificate of Designation of Preferences and Rights of Series X Convertible Preferred Stock dated August 3, 2018	8-K	000-55353	3.1	8/6/2018	
3.1(k)	Articles of Amendment to Articles of Incorporation dated September 9, 2019	8-K	000-55353	3.1	9/11/2019	
3.1(l)	Articles of Amendment to Articles of Incorporation dated March 16, 2020	8-K	000-55353	3.1	3/23/2020	
3.1(m)	Certificate of Designation of Series AA Convertible Preferred Stock dated March 20, 2020	8-K	000-55353	3.2	3/23/2020	
3.1(n)	Articles of Amendment to Articles of Incorporation dated September 29, 2016	10-Q	000-55353	3.1(n)	7/6/2020	
3.1(o)	Articles of Amendment to Articles of Incorporation dated January 9, 2017	10-Q	000-55353	3.1(o)	7/6/2020	
3.1(p)	Articles of Amendment to Articles of Incorporation dated May 11, 2017	10-Q	000-55353	3.1(p)	7/6/2020	

3.1(q)	Articles of Amendment to Articles of Incorporation dated February 12, 2018	10-Q	000-55353	3.1(q)	7/6/2020
3.1(r)	Articles of Amendment to Articles of Incorporation dated January 29, 2019	10-Q	000-55353	3.1(r)	7/6/2020
3.1(s)	Articles of Amendment to Articles of Incorporation dated July 12, 2019	10-Q	000-55353	3.1(s)	7/6/2020
3.1(t)	Articles of Amendment to Articles of Incorporation dated August 10, 2020	8-K	000-55353	3.1	8/13/2020
3.1(u)	Articles of Amendment to Articles of Incorporation dated September 25, 2020	S-1	333-249783	3.1(u)	10/30/2020
3.1(v)	Articles of Amendment to Articles of Incorporation dated June 9, 2022	S-3	333-266557	3.1(v)	8/5/2022
3.2	Amended and Restated Bylaws of the Company, dated March 1, 2022	8-K	001-39590	3.1	3/2/2022
4.1	Form of Common Stock Certificate	10-K	001-39590	4.1	3/25/2021
4.2	Form of Common Stock Purchase Warrant in connection with the private placement between May 11, 2020 and June 8, 2020	10-Q	000-55353	4.5	7/6/2020
4.3	Indenture, dated as of February 2, 2021, by and between fuboTV Inc. and U.S. Bank National Association, as Trustee	8-K	001-39590	4.1	2/2/2021
4.4	Form of Note, representing fuboTV Inc.'s 3.25% Convertible Senior Notes due 2026 (included in Exhibit 4.3)	8-K	001-39590	4.2	2/2/2021
4.5	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934				*
10.1†	fuboTV Inc. 2015 Equity Incentive Plan	10-Q	000-55353	10.2	7/6/2020
10.2†	Form of Stock Option Agreement under the fuboTV Inc. 2015 Equity Incentive Plan	10-Q	000-55353	10.3	7/6/2020
10.3†	fuboTV Inc. 2020 Equity Incentive Plan, as amended	8-K	001-39590	10.1	12/18/2020
10.4†	Form of Stock Option Agreement under the fuboTV Inc. 2020 Equity Incentive Plan, as amended	10-K	001-39590	10.4	3/1/2022
10.5†	Form of Restricted Stock Unit Award Agreement to the fuboTV Inc. 2020 Equity Incentive Plan, as amended (standard)	10-K	001-39590	10.5	3/1/2022
10.6†	Form of Restricted Stock Unit Award Agreement to the fuboTV Inc. 2020 Equity Incentive Plan, as amended (key employees)	10-K	001-39590	10.6	3/1/2022
10.7†	Vigtory, Inc. 2020 Equity Compensation Plan, as amended, and related form agreements	S-8	333-253951	4.1	3/5/2021

10.8†	fuboTV Inc. 2022 Employment Inducement Equity Incentive Plan	10-Q	001-39590	10.1	8/8/2022
10.9†	Form of Restricted Stock Unit Award Agreement to the fuboTV Inc. 2022 Employment Inducement Equity Incentive Plan (standard)	10-Q	001-39590	10.2	8/8/2022
10.10†	Form of Restricted Stock Unit Award Agreement to the fuboTV Inc. 2022 Employment Inducement Equity Incentive Plan (key employee)	10-Q	001-39590	10.3	8/8/2022
10.11†	Form of Stock Option Award Agreement to the fuboTV Inc. 2022 Employment Inducement Equity Incentive Plan	10-Q	001-39590	10.4	8/8/2022
10.12†	Form of Indemnification Agreement by and between fuboTV Inc. and its directors and officers	8-K	000-55353	10.2	4/7/2020
10.13†	Employment Agreement, by and between David Gandler and the Company, dated October 8, 2020.	8-K	001-39590	10.1	10/14/2020
10.14	Lease dated February 23, 2021 by and among fuboTV Inc. and HWA 1290 III LLC, HWA 1290 IV LLC and HWA 1290 V LLC	8-K	001-39590	10.1	3/3/2021
10.15	fuboTV Inc. Outside Director Compensation Policy	10-K	001-39590	10.21	3/25/2021
10.16	Consulting Agreement by and between the Company and Ignacio Figueras dated as of November 25, 2020	10-K	001-39590	10.23	3/25/2021
10.17†	Offer Letter, dated as of January 3, 2022, by and between fuboTV Inc. and John Janedis	10-K	001-39590	10.15	3/1/2022
10.18	Form of Purchase Agreement, by and between the Company and the Purchaser	10-Q	000-55353	10.31	7/6/2020
10.19	Sales Agreement, dated August 4, 2022, by and between fuboTV Inc., Evercore Group L.L.C., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC and Needham & Company, LLC.	8-K	001-39590	10.10	8/5/2022
21.1	List of Significant Subsidiaries of fuboTV Inc.				*
23.1	Consent of KPMG LLP, independent auditor				*
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a).				*
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a).				*
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.				**

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	*
101.SCH	Inline XBRL Taxonomy Extension Schema Document	*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	*

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUBOTV INC.

Dated: February 27, 2023   By: */s/ David Gandler*

                                                 David Gandler

                                                 Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Gandler and John Janedis, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstituting, for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agent or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David Gandler David Gandler	Chief Executive Officer and Director (*principal executive officer*)	February 27, 2023
/s/ John Janedis John Janedis	Chief Financial Officer (*principal financial officer and principal accounting officer*)	February 27, 2023
/s/ Edgar Bronfman, Jr. Edgar Bronfman	Executive Chairman and Director	February 27, 2023
/s/ Ignacio Figueras Ignacio Figueras	Director	February 27, 2023
/s/ Julie Haddon Julie Haddon	Director	February 27, 2023
/s/ Daniel Leff Daniel Leff	Director	February 27, 2023
/s/ Laura Onopchenko Laura Onopchenko	Director	February 27, 2023
Pär-Jörgen Pärson Pär-Jörgen Pärson	Director	February 27, 2023

fuboTV Inc.
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors fuboTV Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of fuboTV Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its method of accounting for the 2026 Convertible Notes as of January 1, 2022 due to the adoption of Accounting Standards Update (ASU) 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill impairment assessment for the streaming reporting unit

As discussed in Notes 3 and 8 to the consolidated financial statements, the Company's goodwill balance for the streaming reporting unit is $618.5 million as of December 31, 2022. Since October 1, 2022, the Company experienced sustained decreases in its stock price and market capitalization. As a result, the Company conducted an impairment test of its goodwill as of December 31, 2022, estimating the fair value of its streaming reporting unit by weighting results from a market approach and an income approach. The results of the impairment test showed that the fair value was in excess of the carrying value of the reporting unit. Therefore, it was determined that goodwill is not impaired.

We identified the assessment of the fair value of the streaming reporting unit for purposes of the December 31, 2022 goodwill impairment test as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate certain assumptions used in the income approach. Specifically, the Company's determination of the revenue growth, subscriber related expenses and discount rate used in the test were challenging as they represented subjective determinations of future market and economic conditions. Changes in these assumptions could have had a significant effect on the Company's assessment of the fair value of the streaming reporting unit. Additionally, the audit effort associated with the discount rate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's goodwill impairment assessment process, including controls related to the revenue growth, subscriber related expenses and discount rate used. We evaluated the reasonableness of the Company's revenue growth by comparing it to historical results, analyst reports and the Company's underlying business strategies and growth plans. We evaluated the reasonableness of subscriber related expenses by comparing them to historical results and distribution rights arrangements with content providers. To assess the Company's ability to accurately project revenue growth and subscriber related expenses, we compared the Company's historical projections to actual results. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in developing an estimate of the discount rate using inputs from publicly available market data and comparing the result to the Company's discount rate assumption.

/s/ KPMG LLP

We have served as the Company's auditor since 2020.

New York, New York

February 27, 2023

fuboTV Inc.
Consolidated Balance Sheets
(in thousands, except for share and per share information)

		December 31, 2022		December 31, 2021
ASSETS				
Current assets				
Cash and cash equivalents	$	337,087	$	370,968
Accounts receivable, net		43,996		34,297
Prepaid sports rights		37,668		3,284
Prepaid and other current assets		13,508		13,595
Assets of discontinued operations		4,643		6,361
Total current assets		436,902		428,505
Property and equipment, net		4,975		5,114
Restricted cash		6,139		5,112
Intangible assets, net		171,832		203,561
Goodwill		618,506		619,587
Right-of-use assets		35,888		34,654
Other non-current assets		3,532		3,017
Assets of discontinued operations		—		70,228
Total assets	**$**	**1,277,774**	**$**	**1,369,778**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	66,952	$	55,767
Accrued expenses and other current liabilities		264,415		215,285
Notes payable		5,687		5,113
Deferred revenue		65,370		44,296
Warrant liabilities		—		3,548
Long-term borrowings - current portion		1,986		3,668
Current portion of lease liabilities		1,763		3,825
Liabilities of discontinued operations		32,581		5,795
Total current liabilities		438,754		337,297
Convertible notes, net of discount		394,094		316,354
Deferred income taxes		765		2,431
Lease liabilities		39,266		31,682
Other long-term liabilities		1,565		—
Liabilities of discontinued operations		—		11,133
Total liabilities		**874,444**		**698,897**
COMMITMENTS AND CONTINGENCIES (Note 16)				
Redeemable non-controlling interest		1,648		—
Shareholders' equity:				
Common stock par value $0.0001: 400,000,000 shares authorized; 209,684,548 and 153,950,895 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively		21		16
Additional paid-in capital		1,972,006		1,691,206
Accumulated deficit		(1,558,088)		(1,009,293)
Non-controlling interest		(11,662)		(11,220)
Accumulated other comprehensive income		(595)		172
Total shareholders' equity		**401,682**		**670,881**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**1,277,774**	**$**	**1,369,778**

The accompanying notes are an integral part of these consolidated financial statements.

fuboTV Inc.
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except for share and per share information)

	For the Years Ended December 31,		
	2022	2021	2020
Revenues			
Subscription	$ 905,886	$ 564,441	$ 184,328
Advertising	101,739	73,749	24,904
Software licenses, net	—	—	7,295
Other	1,071	180	1,219
Total revenues	1,008,696	638,370	217,746
Operating expenses			
Subscriber related expenses	976,415	593,241	204,240
Broadcasting and transmission	73,377	55,563	29,542
Sales and marketing	183,615	135,720	63,141
Technology and development	69,264	55,418	30,189
General and administrative	81,151	89,039	77,635
Depreciation and amortization	36,731	37,666	43,972
Impairment of goodwill and intangible assets	—	—	248,926
Total operating expenses	1,420,553	966,647	697,645
Operating loss	(411,857)	(328,277)	(479,899)
Other income (expense)			
Interest expense and financing costs	(11,696)	(13,451)	(18,637)
Amortization of debt discount	(2,476)	(14,928)	—
Gain on sale of assets	—	—	7,631
Loss on extinguishment of debt	—	(380)	(24,521)
Loss on deconsolidation of Nexway	—	—	(11,919)
Change in fair value of warrant liabilities	(1,701)	2,659	(83,338)
Change in fair value of shares settled liability	—	—	(1,665)
Change in fair value of derivative liability	—	—	(426)
Change in fair value of profit share liability	—	—	1,971
Unrealized gain on equity method investment	—	—	2,614
Foreign currency exchange loss	—	—	(1,010)
Other income (expense)	1,019	(90)	147
Total other expense	(14,854)	(26,190)	(129,153)
Loss from continuing operations before income taxes	(426,711)	(354,467)	(609,052)
Income tax benefit	1,666	2,681	9,660
Net loss from continuing operations	(425,045)	(351,786)	(599,392)
Discontinued operations			
Loss from discontinued operations before income taxes	(136,874)	(31,177)	—
Income tax benefit	—	—	—
Net loss from discontinued operations	(136,874)	(31,177)	—
Net loss	(561,919)	(382,963)	(599,392)

fuboTV Inc.
Consolidated Statements of Operations and Comprehensive Loss (Continued)
(in thousands, except for share and per share information)

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Less: Net loss attributable to non-controlling interest	442	126	29,059
Net loss attributable to controlling interests	**(561,477)**	**(382,837)**	**(570,333)**
Less: Deemed dividend - beneficial conversion feature on preferred stock	—	—	(171)
Net loss attributable to common shareholders	**$ (561,477)**	**$ (382,837)**	**$ (570,504)**
Other comprehensive income (loss)			
Foreign currency translation adjustment	(767)	172	—
Comprehensive loss attributable to common shareholders	**$ (562,244)**	**$ (382,665)**	**$ (570,504)**
Net loss per share attributable to common shareholders			
Basic and diluted loss per share from continuing operations	$ (2.33)	$ (2.56)	$ (12.82)
Basic and diluted loss per share from discontinued operations	$ (0.75)	$ (0.23)	$ —
Basic and diluted loss per share	$ (3.08)	$ (2.78)	$ (12.82)
Weighted average shares outstanding:			
Basic and diluted	182,472,069	137,498,077	44,492,975

The accompanying notes are an integral part of these consolidated financial statements.

fuboTV Inc.
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2022, 2021 and 2020
(in thousands except for share information)

	Preferred stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Deficit	Accumulated Other Comprehensive Loss	Non-controlling Interest –	Total Shareholders' Equity
	Shares	Amount	Shares	Amount		Shares	Amount				
Balance at December 31, 2019 (As restated)	—	$ —	28,912,500	$ 3	$ 257,002	—	$ —	$ (56,123)	$ (770)	$ 22,602	$ 222,714
Issuance of common stock for cash	—	—	22,664,464	2	203,262	—	—	—	—	—	203,264
Issuance of common stock and warrants for cash	—	—	9,119,066	2	43,097	—	—	—	—	—	43,099
Issuance of common stock - subsidiary share exchange	—	—	2,753,819	—	2,042	—	—	—	—	(2,042)	—
Common stock issued in connection with note payable	—	—	70,500	—	259	—	—	—	—	—	259
Deemed dividend related to immediate accretion of redemption feature of convertible preferred stock	—	—	—	—	(171)	—	—	—	—	—	(171)
Accrued Series D Preferred Stock dividends	—	—	—	—	(17)	—	—	—	—	—	(17)
Deconsolidation of Nexway	—	—	—	—	—	—	—	—	770	(2,595)	(1,825)
Right to receive Series AA Preferred Stock in connection with acquisition of fuboTV Merger	32,324,362	566,124	—	—	—	—	—	—	—	—	566,124
Conversion of Series AA Preferred Stock	(9,104,749)	(159,459)	18,209,498	2	159,457	—	—	—	—	—	—
Settlement of share settled liability	—	—	900,000	—	9,097	—	—	—	—	—	9,097
Redemption of redemption feature of convertible preferred stock	—	—	—	—	132	—	—	—	—	—	132
Issuance of common stock to original owners of Facebank AG	—	—	1,200,000	—	12,395	—	—	—	—	—	12,395
Exercise of common stock warrants	—	—	5,843,600	—	99,817	—	—	—	—	—	99,817
Exercise of stock options	—	—	1,418,532	—	2,178	—	—	—	—	—	2,178
Reclassification of warrant liabilities	—	—	—	—	13,535	—	—	—	—	—	13,535
Repurchase of common stock	—	—	—	—	—	(800,000)	—	—	—	—	—
Stock-based compensation	—	—	1,398,789	—	51,739	—	—	—	—	—	51,739
Net loss	—	—	—	—	—	—	—	(570,333)	—	(29,059)	(599,392)
Balance at December 31, 2020	23,219,613	$ 406,665	92,490,768	$ 9	$ 853,824	(800,000)	$ —	$ (626,456)	$ —	$ (11,094)	$ 622,948

fuboTV Inc.
Consolidated Statements of Shareholders' Equity (Continued)
For the years ended December 31, 2022, 2021 and 2020
(in thousands except for share information)

	Preferred stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Deficit	Accumulated Other Comprehensive Loss	Non-controlling Interest -	Total Shareholders' Equity
	Shares	Amount	Shares	Amount		Shares	Amount				
Balance at December 31, 2020	23,219,613	$ 406,665	92,490,768	$ 9	$ 853,824	(800,000)	$ —	$ (626,456)	—	$ (11,094)	$ 622,948
Conversion of Series AA Preferred Stock	(23,219,613)	(406,665)	46,439,226	5	406,660	—	—	—	—	—	—
Issuance of common stock in connection with Molotov acquisition	—	—	5,690,669	1	98,790	—	—	—	—	—	98,791
Issuance of common stock in connection with Edisn acquisition	—	—	287,768	—	8,262	—	—	—	—	—	8,262
Issuance of common stock/At-the-market offering, net of offering costs	—	—	5,338,607	1	140,394	—	—	—	—	—	140,395
Exercise of warrants	—	—	1,598,234	—	19,991	—	—	—	—	—	19,991
Issuance of treasury stock in connection with acquisitions	—	—	—	—	8,538	800,000	—	—	—	—	8,538
Recognition of debt discount on 2026 Convertible Notes	—	—	—	—	87,946	—	—	—	—	—	87,946
Exercise of stock options	—	—	2,203,381	—	3,013	—	—	—	—	—	3,013
Delivery of common stock underlying restricted stock units	—	—	91,580	—	—	—	—	—	—	—	—
Shares repurchased in connection with separation agreement	—	—	(166,599)	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	63,796	—	—	—	—	—	63,796
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	172	—	172
Other	—	—	(22,739)	—	(8)	—	—	—	0	—	(8)
Net loss	—	—	—	—	—	—	—	(382,837)	—	(126)	(382,963)
Balance at December 31, 2021	—	$ —	153,950,895	$ 16	$ 1,691,206	—	$ —	$ (1,009,293)	$ 172	$ (11,220)	$ 670,881
Issuance of common stock/At-the-market offering, net of offering costs	—	—	50,620,577	5	292,150	—	—	—	—	—	292,155
Reclassification of the equity components of the 2026 Convertible Notes to liability upon adoption of ASU 2020-06	—	—	—	—	(87,946)	—	—	12,682	—	—	(75,264)
Exercise of common stock warrants	—	—	540,541	—	10,249	—	—	—	—	—	10,249
Exercise of stock options	—	—	616,304	—	829	—	—	—	—	—	829
Delivery of common stock underlying restricted stock units	—	—	1,956,231	—	—	—	—	—	—	—	—
Issuance of restricted stock	—	—	2,000,000	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	65,518	—	—	—	—	—	65,518
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(767)	—	(767)
Net loss attributable to non-controlling interest	—	—	—	—	—	—	—	—	—	(442)	(442)
Net loss	—	—	—	—	—	—	—	(561,477)	—	—	(561,477)
Balance at December 31, 2022	—	$ —	209,684,548	$ 21	$ 1,972,006	—	$ —	$ (1,558,088)	$ (595)	$ (11,662)	$ 401,682

The accompanying notes are an integral part of these consolidated financial statements.

fuboTV Inc.
Consolidated Statements of Cash Flows
(in thousands, except for share and per share information)

	For the Years Ended December 31,		
	2022	2021	2020
Cash flows from operating activities			
Net loss	$ (561,919)	$ (382,963)	$ (599,392)
Less: Loss from discontinued operations, net of tax	(136,874)	(31,177)	—
Net loss from continuing operations	(425,045)	(351,786)	(599,392)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	36,731	37,666	43,972
Stock-based compensation	52,454	53,150	50,739
Impairment of intangible assets	—	—	100,304
Impairment expense goodwill	—	—	148,622
Non-cash expense relating to issuance of warrants and common stock	—	—	2,209
Loss on deconsolidation of Nexway, net of cash retained by Nexway	—	—	8,564
Loss on extinguishment of debt	—	380	24,521
Common stock issued in connection with note payable	—	—	67
Gain on sale of assets	—	—	(7,631)
Amortization of debt discount	2,476	14,928	12,327
Deferred income tax benefit	(1,666)	(2,681)	(9,660)
Change in fair value of derivative liability	—	—	426
Change in fair value of warrant liabilities	1,701	(2,659)	83,338
Change in fair value of shares settled liability	—	—	1,665
Change in fair value of profit share liability	—	—	(1,971)
Unrealized gain on investment	—	—	(2,614)
Amortization of right-of-use assets	3,078	954	681
Accrued interest on notes payable	—	—	246
Foreign currency loss	—	—	1,010
Other adjustments	1,155	583	(620)
Changes in operating assets and liabilities of business, net of acquisitions:			
Accounts receivable, net	(9,778)	(15,047)	(12,591)
Prepaid expenses and other assets	(950)	(3,554)	(2,141)
Prepaid sports rights	(34,384)	(3,284)	—
Accounts payable	12,014	8,727	(39,141)
Accrued expenses and other liabilities	50,116	64,792	40,761
Due to related parties	—	—	(665)
Deferred revenue	21,102	26,055	8,619
Lease liabilities	1,210	(120)	(663)
Net cash used in operating activities - continuing operations	(289,786)	(171,896)	(149,018)
Net cash used in operating activities - discontinued operations	(26,915)	(24,031)	—
Net cash used in operating activities	(316,701)	(195,927)	(149,018)

fuboTV Inc.
Consolidated Statements of Cash Flows (Continued)
(in thousands, except for share and per share information)

	For the Years Ended December 31,		
	2022	2021	2020
Cash flows from investing activities			
Advance to fuboTV Pre-Merger	—	—	(10,000)
Acquisition of fuboTV's Pre-Merger cash and cash equivalents and restricted cash	—	—	9,373
Sale of Facebank AG	—	—	(619)
Cash paid for acquisitions, net of cash acquired	—	(22,894)	—
Purchases of short term investments	(100,000)	—	—
Proceeds from maturity of short term investments	100,000	—	—
Purchases of property and equipment	(1,130)	(3,409)	(166)
Capitalization of internal use software	(4,857)	(4,074)	(45)
Net cash used in investing activities - continuing operations	(5,987)	(30,377)	(1,457)
Net cash used in investing activities - discontinued operations	(6,436)	(45,795)	—
Net cash used in investing activities	(12,423)	(76,172)	(1,457)
Cash flows from financing activities			
Proceeds from sale of common stock and warrants, net of fees	292,123	140,446	278,883
Proceeds from convertible note, net of issuance costs	—	389,446	3,003
Repayments of convertible notes	—	—	(3,913)
Proceeds from exercise of stock options	829	3,013	2,178
Proceeds from the exercise of warrants	5,000	3,762	1,685
Proceeds from notes payable and long-term borrowings	—	—	33,649
Repayments of notes payable and long-term borrowings	(1,682)	(24,709)	(35,400)
Proceeds from the issuance of Series D Preferred Stock	—	—	203
Redemption of Series D Preferred Stock	—	—	(883)
Repayments to related parties	—	—	(333)
Net cash provided by financing activities - continuing operations	296,270	511,958	279,072
Net cash provided by financing activities - discontinued operations	—	—	—
Net cash provided by financing activities	296,270	511,958	279,072
Net increase (decrease) in cash, cash equivalents and restricted cash	(32,854)	239,859	128,597
Cash, cash equivalents and restricted cash at beginning of period	376,080	136,221	7,624
Cash, cash equivalents and restricted cash at end of period	$ 343,226	$ 376,080	$ 136,221
Supplemental disclosure of cash flows information:			
Interest paid	$ 13,786	$ 8,017	$ 5,372

fuboTV Inc.
Consolidated Statements of Cash Flows (Continued)
(in thousands, except for share and per share information)

	For the Years Ended December 31,		
	2022	2021	2020
Non cash financing and investing activities:			
Conversion of Series AA preferred stock to common stock	$ —	$ 406,665	$ 159,459
Issuance of convertible preferred stock for Merger	$ —	$ —	$ 566,124
Reclassification of warrant liabilities to equity	$ —	$ —	$ 13,535
Issuance of common stock to original owners of Facebank AG	$ —	$ —	$ 12,395
Issuance of common stock in connection with acquisitions	$ —	$ 107,053	$ —
Reclassification of the equity components of the 2026 Convertible Notes to liability upon adoption of ASU 2020-06	$ 75,264	$ —	$ —
Reclass of shares settled liability to additional paid-in capital for issuance of common stock	$ —	$ —	$ 9,097
Reclass of shares settled liability for intangible asset to stock-based compensation	$ —	$ —	$ 1,000
Issuance of treasury stock in connection with acquisitions	$ —	$ 8,538	$ —
Cashless exercise of warrants	$ 5,249	$ 16,480	$ 98,132
Accrued expenses - At-the-market offering	$ 18	$ 51	$ —
Common stock issued in connection with note payable	$ —	$ —	$ 259
Issuance of common stock - subsidiary share exchange	$ —	$ —	$ 2,042
Deconsolidation of Nexway	$ —	$ —	$ 1,825
Unpaid financing costs included in accounts payable	$ —	$ —	$ 772
Accrued Series D Preferred Stock dividends	$ —	$ —	$ 17
Deemed dividend related to immediate accretion of redemption feature of convertible preferred stock	$ —	$ —	$ 171

The accompanying notes are an integral part of these consolidated financial statements.

fuboTV Inc.
Notes to the Consolidated Financial Statements
(in thousands, except for share and per share information)

Note 1 - Organization and Nature of Business

Incorporation

fuboTV Inc. ("Fubo" or the "Company") was incorporated under the laws of the State of Florida in February 2009 under the name York Entertainment, Inc. The Company changed its name to FaceBank Group, Inc. on September 30, 2019. On August 10, 2020, the Company changed its name to fuboTV Inc. and as of May 1, 2020, the Company's trading symbol was changed from "FBNK" to "FUBO." The Company's common stock was approved for listing on the New York Stock Exchange ("NYSE") in connection with a public offering in October 2020 and commenced trading on the NYSE on October 8, 2020.

Unless the context otherwise requires, "Fubo," "fuboTV," "we," "us," "our," and the "Company" refers to the Company and its subsidiaries on a consolidated basis.

Merger with fuboTV Inc.

On April 1, 2020, fuboTV Acquisition Corp., a Delaware corporation and our wholly-owned subsidiary ("Merger Sub") merged with and into fuboTV Pre-Merger, whereby fuboTV Pre-Merger continued as the surviving corporation and became our wholly-owned subsidiary pursuant to the terms of the Agreement and Plan of Merger and Reorganization dated as of March 19, 2020, by and among us, Merger Sub and fuboTV Pre-Merger (the "Merger Agreement" and such transaction, the "Merger").

Nature of Business

The Company is principally focused on offering consumers a leading live TV streaming platform for sports, news, and entertainment through its streaming platform. The Company's revenues are almost entirely derived from the sale of subscription services and the sale of advertisements in the United States, though the Company has expanded into several international markets, with operations in Canada, Spain and France.

The Company's subscription-based streaming services are offered to consumers who can sign-up for accounts through which the Company provides basic plans with the flexibility for consumers to purchase incremental features that include additional content or enhanced functionality ("attachments") best suited for them. Besides the website, consumers can also sign-up via some TV-connected devices. The Fubo platform provides a broad suite of unique features and personalization tools such as multi-channel viewing capabilities, favorites lists and a dynamic recommendation engine, as well as 4K streaming and Cloud DVR offerings.

During the year ended December 31, 2021, the Company launched a business-to-consumer online sports wagering business ("Fubo Sportsbook") in the states of Iowa and Arizona, and in the state of New Jersey during the third quarter of 2022. On October 17, 2022, the Company ceased operation of Fubo Sportsbook in connection with the dissolution of Fubo Gaming Inc. ("Fubo Gaming") (see Note 4).

Note 2 - Liquidity, Going Concern and Management Plans

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

The Company had cash, cash equivalents, and restricted cash of $343.2 million, working capital of $26.1 million (excluding discontinued operations) and an accumulated deficit of $1,558.1 million as of December 31, 2022. The Company incurred a net loss from continuing operations of $425.0 million for the year ended December 31, 2022. Since inception, the Company's operations have been financed primarily through the sale of equity and debt securities. The Company has incurred losses from operations and negative cash flows from operating activities since inception and expects to continue to incur substantial losses.

On February 2, 2021, the Company issued $402.5 million of convertible notes ("2026 Convertible Notes.") The 2026 Convertible Notes bear interest from February 2, 2021, at a rate of 3.25% per annum, payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2021. The 2026 Convertible Notes will mature on February 15, 2026, unless earlier converted, redeemed, or repurchased. The net proceeds from this offering were approximately $389.4 million, after deducting a discount and offering expenses of approximately $13.1 million.

As discussed further in Note 14, during the year ended December 31, 2022, the Company received net proceeds of approximately $292.1 million (after deducting $6.6 million in commissions and expenses) from sales of 50,620,577 shares of its common stock, at a weighted average gross sales price of $5.90 per share, pursuant to at-the-market sales agreements with its sales agents.

As discussed further in Note 5, in December 2021, the Company acquired Molotov SAS ("Molotov") for an estimated purchase price of €101.7 million (approximately $115.0 million) in a combination of €14.4 million of cash ($16.3 million) and 5.7 million shares of the Company's common stock.

The Company believes that its current cash and cash equivalents provide it with the necessary liquidity to continue as a going concern for at least one year from the date of issuance of these financial statements.

In addition to the foregoing, the Company cannot predict the long-term impact on its development timelines, revenue levels and its liquidity due to the worldwide spread of COVID-19 and other macroeconomic factors, including inflationary cost pressures and potential recession indicators. Based upon the Company's current assessment, it does not expect the impact of the COVID-19 pandemic and other macroeconomic factors to materially impact the Company's operations. However, the Company is continuing to assess the impact that the spread of COVID-19 and other macroeconomic factors may have on its operations.

Note 3 - Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP" or "U.S. GAAP"). The Company's consolidated financial statements include the accounts of the Company and the accounts of the Company's wholly-owned subsidiaries and non-wholly owned subsidiaries where the Company has a controlling interest. All intercompany balances and transactions have been eliminated in consolidation. Unless otherwise indicated, amounts provided in these Notes pertain to continuing operations only (see Note 4 for information on discontinued operations).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates. Those estimates and assumptions include allocating the fair value of purchase consideration to assets acquired and liabilities assumed in business acquisitions, useful lives of property and equipment and intangible assets, recoverability of goodwill and intangible assets, accruals for contingent liabilities, equity instruments issued in share-based payment arrangements, and accounting for income taxes, including the valuation allowance on deferred tax assets.

Segment and Reporting Unit Information

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's Chief Executive Officer is determined to be the CODM. As discussed in Note 1, the Company ceased operations of Fubo Sportsbook in connection with the dissolution of Fubo Gaming in October 2022. Consequently, the wagering reportable segment has been eliminated. Subsequent to the dissolution of Fubo Gaming, the CODM reviews financial information and makes resource allocation decisions at the consolidated group level. The Company has one operating segment as of December 31, 2022, the streaming business.

Cash , Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with remaining maturities at the date of purchase of three months or less to be cash equivalents, including balances held in the Company's money market account. Restricted cash primarily represents cash on deposit with financial institutions in support of a letter of credit outstanding in favor of the Company's landlord for office space. The restricted cash balance has been excluded from the cash balance and is classified as restricted cash on the consolidated balance sheets.

The following table provides a reconciliation of cash, cash equivalents and restricted cash within the consolidated balance sheets that sum to the total of the same on the consolidated statement of cash flows (in thousands):

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$ 337,087	$ 370,968
Restricted cash	6,139	5,112
Total cash, cash equivalents and restricted cash	$ 343,226	$ 376,080

Certain Risks and Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of demand deposits, time-based deposits and accounts receivable. The Company maintains cash deposits with financial institutions that at times exceed applicable insurance limits.

The majority of the Company's software and computer systems utilize data processing, storage capabilities and other services provided by Google Cloud Platform and Amazon Web Services, which cannot be easily switched to another cloud service provider. As such, any disruption of the Company's interference with Google Cloud Platform and Amazon Web Services could adversely impact the Company's operations and business.

Treasury Stock

The Company accounts for the treasury stock using the cost method, which treats it as a reduction in shareholders' equity. During the year ended December 31, 2020, the Company repurchased 800,000 shares of its common stock at par value. In February 2021, the Company issued 623,068 shares of treasury stock in connection with the acquisition of Vigtory, Inc. and in December 2021, the Company issued the remaining 176,932 shares of treasury stock in connection with the acquisition of Edisn Inc. See Note 5 for further discussion regarding the acquisitions.

Fair Value Estimates

The carrying amounts of the Company's financial assets and liabilities, such as cash, other assets, accounts payable and accrued payroll, approximate their fair values because of the short maturity of these instruments. The carrying amounts of notes payable and long-term borrowings approximate their fair values due to the short-term maturity and the fact that the effective interest rates on these obligations are comparable to market interest rates for instruments of similar credit risk.

Fair Value of Financial Instruments

The Company accounts for financial instruments under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 — observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 — assets and liabilities whose significant value drivers are unobservable.

Accounts Receivable, net

The Company records accounts receivable at the invoiced amount less an allowance for any potentially uncollectible accounts. The Company's accounts receivable balance consists of amounts due from the sale of advertisements and subscription revenue. In evaluating our ability to collect outstanding receivable balances, we consider many factors, including the age of the balance, collection history, and current economic trends. Bad debts are written off after all collection efforts have ceased. Based on the Company's current and historical collection experience, management concluded that an allowance for credit losses was not necessary as of December 31, 2022 and 2021.

No individual customer accounted for more than 10% of revenue for the year ended December 31, 2022, 2021, and 2020. As of December 31, 2022 and 2021, one customer, respectively, accounted for more than 10% of accounts receivable, respectively.

Property and Equipment, Net

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the assets. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive loss in the period realized. Maintenance and repairs are expensed as incurred.

Licensed Content

The Company entered into various license agreements to obtain rights to certain live sports events. Costs incurred in acquiring certain rights to live sporting events are accounted for in accordance with ASC 920, *Entertainment—Broadcasters* ("ASC 920"). These program rights are expensed in a manner consistent with how it expects to monetize the licensed content, which is primarily based on subscription revenue and is included in subscriber related expenses.

Cash flows for licensed content are presented within operating activities in the consolidated statements of cash flows.

Impairment Testing of Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

In August 2022 the Company initiated a strategic review of Fubo Sportsbook, exploring a possible sale or partnership transaction, or possible dissolution. This represented a triggering event in that there would be a significant change in the extent and manner in which the long-lived assets of Fubo Sportsbook would be used, and there was an expectation that the assets would be sold or otherwise disposed of. The Company ceased operation of Fubo Sportsbook in connection with the dissolution of Fubo Gaming in October 2022. For the year ended December 31, 2022, the Company determined the carrying value of the asset groups, within Fubo Sportsbook, exceeded future undiscounted cash flows. The Company then calculated the fair value of the asset groups as the present value of the estimated future cash flows and determined that the carrying value exceeded the fair value in certain instances. Based on this analysis, the Company recognized an aggregate non-cash impairment charge of $76.7 million which represented substantially all of the long-lived assets of Fubo Sportsbook (see Note 4) which is recorded in loss from discontinued operations in the consolidated statement of operations and comprehensive loss.

Acquisitions and Business Combinations

The Company allocates the fair value of purchase consideration issued in business combination transactions to the tangible assets acquired, liabilities assumed, and separately identified intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from: (a) acquired technology, (b) trademarks and trade names, and (c) customer relationships, useful lives, and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. The allocation of the purchase consideration may remain preliminary as the Company gathers additional facts about the circumstances that existed as of the acquisition date during the measurement period. The measurement period shall not exceed one year from the acquisition date. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Exit and Disposal Costs

The Company accounts for exit or disposal activities, including termination of a line of business or restructuring, in accordance with *ASC 420* , Exit or Disposal Cost Obligations. The Company defines a business restructuring as an exit or disposal activity that includes but is not limited to a program which is planned and controlled by management and materially changes either the scope of a business or the manner in which that business is conducted. Under *ASC 420*, a liability for a cost associated with an exit or disposal activity is measured at its fair value and recognized as incurred. Business restructuring charges may include (i) contract termination costs and (ii) other related costs associated with exit or disposal activities. Contract termination costs include costs to terminate a contract or costs that will continue to be incurred under the contract without benefit to the Company. A liability is recognized and measured at its fair value when the Company either terminates the contract or ceases using the rights conveyed by the contract. The Company estimated the fair value using a probability-weighted cash flow approach. A subsequent change resulting from a revision to either the timing or the amount of estimated cash flows is recognized as an adjustment to the liability in the period of the change. During the year ended December 31, 2022, the Company recognized liabilities in connection with the dissolution of Fubo Gaming (See Note 4), including termination of certain contracts and severance and other employee related costs.

Goodwill

The Company tests goodwill for impairment at the reporting unit level on an annual basis on October 1 for each fiscal year or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Company assesses qualitative factors to determine whether it is more likely than not that the fair value of a single reporting unit is less than its carrying amount under Accounting Standards Update ("ASU") No. 2017-04, Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment, issued by the FASB. If it is determined that the fair value is less than its carrying amount, the excess of the goodwill carrying amount over the implied fair value is recognized as an impairment loss.

Intangible Assets, net

The Company's intangible assets represent definite lived intangible assets, which are being amortized on a straight-line basis over their estimated useful lives as follows:

Customer relationships	2 years
Trade names	2-9 years
Software and technology	3-9 years

We capitalize qualifying development costs associated with software that is developed or obtained for internal use, provided that management with the relevant authority authorizes and commits to the funding of the project, it is probable the project will be completed and the software will be used to perform the function intended. Capitalized costs, including costs incurred for enhancements that are expected to result in additional significant functionality are capitalized and amortized on a straight-line basis over the estimated useful life, which approximates three years. Costs related to preliminary project activities and post-implementation operation activities, including training and maintenance, are expensed as incurred.

Non-Controlling Interest

Non-controlling interest as of December 31, 2022 and 2021 represents Pulse Evolution Corp. shareholders who retained an aggregate 23.4% and 23.4%, respectively, interest in that entity following the Company's acquisition of Evolution AI Corporation. Non-controlling interest is adjusted for the non-controlling interest holders' proportionate share of the earnings or losses even if loss allocations result in a deficit non-controlling interest balance.

Warrant Liabilities

The Company accounts for common stock warrants with cash settlement features as liability instruments at fair value. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company's consolidated statements of operations and comprehensive loss. The fair value of warrants classified as liabilities has been estimated using the Black-Scholes model. There were no warrant liabilities outstanding as of December 31, 2022.

Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the consolidated balance sheets as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term.

In calculating the right-of-use asset and lease liability, the Company elects to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less, if any, from the new guidance as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term.

Revenue From Contracts With Customers

The Company recognizes revenue from contracts with customers under ASC 606, *Revenue from Contracts with Customers* (the "revenue standard"). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The following five steps are applied to achieve that core principle:

- Step 1: Identify the contract with the customer

- Step 2: Identify the performance obligations in the contract

- Step 3: Determine the transaction price

- Step 4: Allocate the transaction price to the performance obligations in the contract

- Step 5: Recognize revenue when the company satisfies a performance obligation

In 2022, the Company generated revenue from the following sources:

1. Subscriptions – The Company sells various subscription plans through its website and third-party app stores. These subscription plans provide different levels of streamed content and functionality depending on the plan selected. Subscription fees are fixed and paid in advance by credit card on primarily on a monthly basis. A subscription customer executes a contract by agreeing to the Company's terms of service. The Company considers the subscription contract legally enforceable once the customer has accepted terms of service and the Company has received credit card authorization from the customer's credit card company. The terms of service allow customers to terminate the subscription at any time, however, in the event of termination, no prepaid subscription fees are refundable. The Company recognizes revenue when it satisfies a performance obligation by transferring control of the promised services to the customers, which is ratably over the subscription period. Upon the customer agreeing to the Company's terms and conditions and authorization of the credit card, the customer simultaneously receives and consumes the benefits of the streamed content ratably throughout the term of the contract. Subscription services sold through third-party app stores are recorded gross in revenue with fees to the third-party app stores recorded in subscriber related expenses in the consolidated statement of operations and comprehensive loss. Management concluded that the customers are the end user of the subscription services sold by these third-party app stores.

2. Advertising – The Company executes agreements with advertisers that want to display ads ("impressions") within the streamed content. The Company enters into individual insertion orders ("IOs") with advertisers, which specify the term of each ad campaign, the number of impressions to be delivered and the applicable rate to be charged. The Company invoices advertisers monthly for impressions actually delivered during the period. Each executed IO provides the terms and conditions agreed to in respect of each party's obligations. The Company recognizes revenue at a point in time when it satisfies a performance obligation by transferring control of the promised services to the advertiser, which generally is when the advertisement has been displayed.

Subscriber Related Expenses

Subscriber related expenses consist primarily of affiliate distribution rights and other distribution costs related to content streaming. The cost of affiliate distribution rights is generally incurred on a per subscriber basis and is recognized when the related programming is distributed to subscribers. The Company has certain arrangements whereby affiliate distribution rights are paid in advance or are subject to minimum guaranteed payments. An accrual is established when actual affiliate distribution costs are expected to fall short of the minimum guaranteed amounts. To the extent actual per subscriber fees do not exceed the minimum guaranteed amounts, the Company will expense the minimum guarantee in a manner reflective of the pattern of benefit provided by these subscriber related expenses, which approximates a straight-line basis over each minimum guarantee period within the arrangement. Subscriber related expenses also include credit card and payment processing fees for subscription revenue, customer service, certain employee compensation and benefits, cloud computing, streaming, and facility costs. The Company receives advertising spots from television networks for sale to advertisers as part of the affiliate distribution agreements. Subscriber related expenses totaled $976.4 million, $593.2 million and $204.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Broadcasting and Transmission

Broadcasting and transmission expenses are charged to operations as incurred and consist primarily of the cost to acquire a signal, transcode, store, and retransmit it to the subscriber.

Sales and Marketing

Sales and marketing expenses consist primarily of payroll and related costs, benefits, rent and utilities, stock-based compensation, agency costs, advertising campaigns and branding initiatives. All sales and marketing costs are expensed as they are incurred. Advertising expense totaled $133.2 million, $111.9 million and $48.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Technology and Development

Technology and development expenses are charged to operations as incurred. Technology and development expenses consist primarily of payroll and related costs, benefits, rent and utilities, stock-based compensation, technical services, software expenses, and hosting expenses.

General and Administrative

General and administrative expenses consist primarily of payroll and related costs, benefits, rent and utilities, stock-based compensation, corporate insurance, office expenses, professional fees, as well as travel, meals, and entertainment costs.

Stock-Based Compensation

The Company accounts for the fair value of restricted stock units using the closing market price of its common stock on the date of the grant.

The Company accounts for share-based payment awards exchanged for services at the estimated grant date fair value of the award. Stock options issued under the Company's long-term incentive plans are granted with an exercise price equal to no less than the market price of the Company's stock at the date of grant and expire up to ten years from the date of grant. These options generally vest over a four- year period.

The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model and the assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment.

> *Expected Term* - The expected term of options represents the period that the Company's stock-based awards are expected to be outstanding based on the simplified method, which is the half-life from vesting to the end of its

contractual term. The simplified method was used because the Company does not have sufficient historical exercise data to provide a reasonable basis for an estimate of expected term.

Expected Volatility – The Company historically has lacked sufficient company specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based primarily on the historical volatility of a publicly traded set of peer companies with consideration of the volatility of its own traded stock price.

Risk-Free Interest Rate - The Company bases the risk-free interest rate on the implied yield available on U. S. Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend - The Company has never declared or paid any cash dividends on its common shares and does not plan to pay cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero in its valuation models.

The Company accounts for forfeited awards as they occur.

Income Taxes

The Company accounts for income taxes under the asset and liability method, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

ASC Topic 740, Income Taxes, ("ASC 740"), also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in material changes to its financial position.

Foreign Currency

The Company's reporting currency is the U.S. dollar while the functional currencies of non-U.S. subsidiaries is determined based on the primary economic environment in which the subsidiary operates. The financial statements of non-U.S. subsidiaries are translated into United States dollars in accordance with ASC 830, *Foreign Currency Matters*, using period-end rates of exchange for assets and liabilities, and average rates of exchange for the period for revenues, costs, and expenses and historical rates for equity. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining other comprehensive income (loss).

<u>*Net Loss Per Share*</u>

Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

		Years Ended December 31,				
		2022		2021		2020
Basic loss per share:						
Loss from continuing operations	$	(425,045)	$	(351,786)	$	(599,392)
Less: net loss attributable to non-controlling interest		442		126		29,059
Less: deemed dividend on Series D Preferred Stock		—		—		(171)
Loss from continuing operations available to common shareholders		(424,603)		(351,660)		(570,504)
Loss from discontinued operations, net of tax		(136,874)		(31,177)		—
Net loss attributable to common shareholders	$	(561,477)	$	(382,837)	$	(570,504)
Shares used in computation:						
Weighted-average common shares outstanding		182,472,069		137,498,077		44,492,975
Basic and diluted loss per share from continuing operations	$	(2.33)	$	(2.56)	$	(12.82)
Basic and diluted loss per share from discontinued operations	$	(0.75)	$	(0.23)	$	—
Basic and diluted loss per share	$	(3.08)	$	(2.78)	$	(12.82)

The following common share equivalents are excluded from the calculation of weighted average common shares outstanding because their inclusion would have been anti-dilutive:

	December 31,		
	2022	2021	2020
Warrants to purchase common stock	166,670	565,544	2,535,528
Series AA convertible preferred shares	—	—	46,439,226
Stock options	15,517,069	15,908,187	16,808,862
Unvested restricted stock units	14,575,629	4,685,800	—
Convertible notes variable settlement feature	6,966,078	6,966,078	—
Total	37,225,446	28,125,609	65,783,616

Recently Adopted Accounting Standards

In August 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, which simplifies accounting for convertible instruments by eliminating the requirement to separately account for an embedded conversion feature as an equity component in certain circumstances. A convertible debt instrument will be reported as a single liability instrument with no separate accounting for an embedded conversion feature unless separate accounting is required for an embedded conversion feature as a derivative or under the substantial premium model. The ASU simplifies the diluted earnings per share calculation by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in diluted earnings per share calculations. Further, the ASU requires enhanced disclosures about convertible instruments. The ASU also removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception.

The Company adopted the ASU 2020-06 on January 1, 2022 using the modified retrospective method. Upon adoption at January 1, 2022, the Company made certain adjustments in its consolidated balance sheets as related to the 2026 Convertible Notes (see Note 11) which consists of an increase of $75.3 million in Convertible notes, net of discount, a net decrease of $87.9 million in Additional paid-in capital and a net decrease of $12.7 million in Accumulated deficit.

Additionally, from January 1, 2022, as related to the 2026 Convertible Notes, we will no longer incur non-cash interest expense for the amortization of debt discount related to the previously separated equity component.

After adoption, the Company accounts for the 2026 Convertible Notes as single liability measured at amortized cost. The Company did not elect the fair value option. The Company will apply the if-converted methodology in computing diluted earnings per share if and when profitability is achieved.

The following table summarizes the adjustments made to the Company's consolidated balance sheet as of January 1, 2022 as a result of applying the modified retrospective method in adopting ASU 2020-06 (in thousands):

	As Reported December 31, 2021	ASU 2020-06 Adjustments	As Adjusted January 1, 2022
2026 Convertible Notes	$ 316,354	$ 75,264	$ 391,618
Additional paid-in capital	$ 1,691,206	$ (87,946)	$ 1,603,260
Accumulated deficit	$ (1,009,293)	$ 12,682	$ (996,611)

Under the modified retrospective method, the Company does not need to restate the comparative periods in transition and will continue to present financial information and disclosures for periods before January 1, 2022 in accordance with guidance under ASC 470-20, Debt: Debt with Conversion and Other Options (ASC 470-20). The adoption did not impact previously reported amounts in the Company's consolidated statements of operations and comprehensive loss, cash flows and the basic and diluted net loss per share amounts.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses. The ASU sets forth a "current expected credit loss" model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. This ASU was effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. The Company adopted this ASU in January 2022 and the adoption did not have a material impact on the Company's consolidated financial statements and related disclosures.

In March 2019, the FASB issued ASU 2019-02, Entertainment-Films-Other Assets-Film Costs (Subtopic 926-20) and Entertainment-Broadcasters-Intangibles-Goodwill and Other (Subtopic 920-350): Improvements to Accounting for Costs of Films and License Agreements for Program Materials, to align the accounting for production costs of an episodic television series with the accounting for production costs of films by removing the content distinction for capitalization. The amendments also require that an entity reassess estimates of the use of a film for a film in a film group and account for any changes prospectively. In addition, this guidance requires an entity to test for impairment a film or license agreement within the scope of ASC 920-350 at the film group level, when the film or license agreement is predominantly monetized with other films and/or licensed agreements. The Company adopted this ASU in January 2022, and the adoption did not have a material impact on the Company's consolidated financial statements and related disclosures.

Recently Issued Accounting Standards

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company's financial reporting, the Company undertakes a study to determine the consequences of the change to its financial statements and assures that there are proper controls in place to ascertain that the Company's financial statements properly reflect the change.

Note 4 - Discontinued Operations

Dissolution of Fubo Gaming

As discussed in Note 1, on October 17, 2022, the Company dissolved its wholly owned subsidiary Fubo Gaming. In connection with the dissolution of Fubo Gaming, the Company concurrently ceased operation of Fubo Sportsbook.

Net loss from Fubo Gaming's discontinued operations consists of the following for the years ended December 31, 2022 and 2021:

	Years Ended December 31,	
	2022	**2021**
Revenues		
Wagering	$ (759)	$ (20)
Total revenues	(759)	(20)
Operating expenses		
Sales and marketing	9,976	6,667
Technology and development	9,220	5,095
General and administrative	28,481	19,146
Depreciation and amortization	433	215
Impairment of goodwill, intangible assets, and other long-lived assets, net	87,365	—
Total operating expenses	135,475	31,123
Operating loss	(136,234)	(31,143)
Other income (expense)		
Interest expense and financing costs	(598)	—
Other income (expense)	(42)	(34)
Total other expense	(640)	(34)
Net loss	(136,874)	(31,177)

During the year ended December 31, 2022 the Company incurred non-cash impairment charges totaling $87.4 million primarily consisting of prepaid market access agreements, intangible assets and goodwill.

Included in the table above, during the years ended December 31, 2022 and 2021, the Company recorded $15.9 million and $10.6 million, respectively, of stock-based compensation expense.

The Company incurred certain immaterial charges in connection with the dissolution, primarily related to severance and other employee-related costs.

The carrying amounts of the major classes of assets and liabilities classified as discontinued operations as of December 31, 2022 and 2021 are as follows:

	December 31, 2022		December 31, 2021	
ASSETS				
Current assets				
Cash and cash equivalents	$	3,277	$	3,326
Cash reserved for users		—		579
Accounts receivable, net		—		11
Prepaid and other current assets		1,366		2,445
Total current assets		4,643		6,361
Property and equipment, net		—		1,703
Intangible assets, net		—		14,625
Goodwill		—		10,682
Right-of-use assets		—		3,101
Other non-current assets		—		40,117
Total assets - discontinued operations	**$**	**4,643**	**$**	**76,589**
LIABILITIES				
Current liabilities				
Accounts payable	$	4,347	$	693
Accrued expenses and other current liabilities		25,787		4,294
Lease liabilities		2,447		808
Total current liabilities		32,581		5,795
Lease liabilities		—		2,447
Other long-term liabilities		—		8,686
Total liabilities - discontinued operations	**$**	**32,581**	**$**	**16,928**

As of December 31, 2022, the Company's accrued expenses and other current liabilities of its discontinued operations included $24.7 million, primarily related to contract termination costs.

FaceBank AG and Nexway – Disposition

Through its ownership in FaceBank AG, the Company had an equity investment of 62.3% in Nexway AG ("Nexway"), which it acquired beginning on August 15, 2019 and on September 16, 2019. The equity investment in Nexway was a controlling financial interest and the Company consolidated its investment in Nexway under ASC 810, Consolidation.

On March 31, 2020, the Company relinquished approximately 20% of the total Nexway shareholder votes associated with its investment, which reduced the Company's voting interest in Nexway to 42.6% As a result of the Company's loss of control in Nexway, the Company deconsolidated Nexway as of March 31, 2020 as it no longer had a controlling financial interest.

The deconsolidation of Nexway resulted in a loss of $11.9 million calculated as follows (in thousands):

Cash	$	5,776
Accounts receivable		9,831
Inventory		50
Prepaid expenses		164
Goodwill		51,168
Property and equipment, net		380
Right-of-use assets		3,594
Total assets	$	70,963
Less:		
Accounts payable		34,262
Accrued expenses		15,788
Lease liability		3,594
Deferred income taxes		1,161
Other liabilities		40
Total liabilities	$	54,845
Non-controlling interest		2,595
Foreign currency translation adjustment		(770)
Loss before fair value – investment in Nexway		14,293
Less: fair value of shares owned by the Company		2,374
Loss on deconsolidation of Nexway	$	11,919

During the third quarter ended September 30, 2020, the Company sold 100% of its ownership interest in Facebank AG and its remaining investment in Nexway to the former owners and recognized a gain on sale of its investment of $7.6 million, which is included as a gain on the sale of assets, a component of other income (expense) on the accompanying consolidated statement of operations and comprehensive loss.

The following table represents the net carrying value of the Company's investment in Facebank AG and Nexway and the related gain on sale of its investment (in thousands):

Investment in Nexway	$	4,989
Financial assets at fair value		1,965
Goodwill		28,541
Total assets		35,495
Loan payable		56,140
Net carrying amount		(20,645)
Issuance of common stock to original owners of Facebank AG		12,395
Cash paid to former owners of Facebank AG		619
Gain on sale of investment in Facebank AG	$	(7,631)

Note 5 - Acquisitions

Vigtory

On February 26, 2021, the Company consummated the acquisition of Vigtory, Inc., ("Vigtory") a sports betting and interactive gaming company, as a result of the merger of fuboBet Inc., a wholly-owned subsidiary of the Company, into Vigtory, whereby Vigtory continued as the surviving corporation (the "Vigtory Acquisition") and its name was changed to Fubo Gaming Inc.

The purchase price of the Vigtory Acquisition was determined to be $10.3 million, including $1.7 million of Vigtory's outstanding convertible notes and other liabilities settled by the Company on the closing date. The Vigtory Acquisition consideration does not include $26.9 million fair value of common shares issued to former employee shareholders of Vigtory subject to vesting over future service periods.

The Company accounted for the Vigtory Acquisition as a business combination under the acquisition method of accounting. As such, the purchase price was allocated to the net assets acquired with any excess recorded to goodwill. The net assets and liabilities assumed were immaterial and substantially all of the consideration was allocated to goodwill. Goodwill, which is not deductible for tax purposes, primarily represents the benefits expected to result from the assembled workforce of Vigtory. The Company allocated goodwill to its wagering segment. The results of the Vigtory Acquisition were included in the Company's operations from February 26, 2021, until the Company ceased operation of Fubo Sportsbook in connection with the dissolution of Fubo Gaming (See Note 4).

The Company recognized $0.4 million of acquisition-related costs for the Vigtory Acquisition that were expensed as incurred during the year ended December 31, 2021. These costs are included in loss from discontinued operations in the consolidated statement of operations and comprehensive loss.

Edisn Inc.

On December 1, 2021, the Company acquired 100% of Edisn Inc. ("Edisn"), an AI-powered computer vision platform with patent-pending video recognition technologies based in Bangalore, India, for approximately $14.4 million ("Edisn Acquisition"). The consideration paid was cash of $6.1 million and 464,700 shares of the Company's common stock with a fair value of $8.3 million as of the date of closing. The Company accounted for the Edisn Acquisition as a business combination under the acquisition method of accounting. As such, the purchase price was allocated to the net assets acquired with any excess recorded to goodwill as follows (in thousands):

Assets acquired:		
Cash	$	373
Prepaid and other current assets		5
Property and equipment, net		10
Intangible assets		1,500
Goodwill		12,501
Total assets acquired		**14,389**
Liabilities assumed:		
Deferred income taxes		12
Accrued expenses and other current liabilities		25
Total liabilities assumed		**37**
Net assets acquired	$	**14,352**

Goodwill, which is not deductible for tax purposes, primarily represents the benefits expected to result from the assembled workforce of Edisn. The Company allocated the goodwill to its streaming reporting unit.

The Company recognized $0.7 million of acquisition-related costs for the Edisn Acquisition that were expensed as incurred during the year ended December 31, 2021. These costs were included in general and administrative expense in the consolidated statement of operations and comprehensive loss.

The estimated useful lives and fair value of the intangible assets acquired are as follows (in thousands):

	Estimated Useful Life (in Years)	Fair Value	
Software and technology	7	$	1,500
Total		$	**1,500**

Molotov S.A.S

On December 6, 2021, the Company acquired approximately 98.5% of the equity interests in Molotov S.A.S ("Molotov"), a television streaming platform located in France, for €101.7 million or $115.0 million ("Molotov Acquisition"). In the first quarter of 2023, the Company acquired the remaining 1.5% of the equity interests in Molotov. The consideration paid in cash totaled €14.4 million or $16.3 million, and the issuance of 5.7 million shares of the Company's common stock with a fair value of approximately $98.8 million. Molotov is included in the streaming segment and its contribution to revenue and operating loss during the year ended December 31, 2021 was $1.4 million and $8.1 million, respectively.

The Molotov Acquisition was accounted for using the acquisition method of accounting in accordance with ASC 805, which requires recognition of assets acquired and liabilities assumed at their respective fair values on the date of acquisition.

During the year ended December 31, 2022, the Company finalized its purchase price allocation of the assets acquired and liabilities assumed in the December 6, 2021 acquisition of Molotov based on new information obtained about facts and circumstances that existed as of the acquisition date. During the year ended December 31, 2022, the Company recorded measurement period adjustments to its acquisition date goodwill to record the non-controlling interest of $1.8 million for the remaining 1.5% of Molotov's equity interest and adjustments to right of use assets, lease liabilities, accounts payable, and accrued expenses based on additional information obtained about conditions that existed as of the acquisition date.

The following table presents the allocation of the purchase price to the net assets acquired, inclusive of intangible assets, with the excess fair value recorded to goodwill (in thousands):

Assets acquired:		
Cash	$	818
Accounts receivable, net		1,752
Prepaid and other current assets		6,273
Property and equipment, net		738
Other non-current assets		2,643
Intangible assets		18,429
Goodwill		127,971
Right-of-use assets		4,566
Total assets acquired		**163,190**
Liabilities assumed:		
Accounts payable		15,724
Accrued expenses and other current liabilities		21,628
Deferred revenue		812
Long-term borrowings - current portion		3,662
Lease liabilities		4,566
Total liabilities assumed		**46,392**
Redeemable non-controlling interest		**1,752**
Net assets acquired	**$**	**115,046**

Goodwill, which is not deductible for tax purposes, primarily represents the benefits expected to result from the assembled workforce of Molotov. The Company allocated the goodwill to its streaming segment.

The Company recognized $2.7 million of acquisition-related costs for the Molotov Acquisition that were expensed as incurred during the year ended December 31, 2021. These costs were included in general and administrative expense in the consolidated statement of operations and comprehensive loss.

The estimated useful lives and fair value of the intangible assets acquired are as follows:

	Estimated Useful Life (in Years)	**Fair Value**	
Customer relationships	2	$	9,271
Tradenames	2		679
Software and technology	6		8,479
Total		**$**	**18,429**

Note 6 - Revenue from Contracts with Customers

Disaggregated revenue

The following table presents the Company's revenues disaggregated into categories based on the nature of such revenues (in thousands):

	Years Ended December 31,		
	2022	2021	2020
Subscription	$ 905,886	$ 564,441	$ 184,328
Advertising	101,739	73,749	24,904
Software licenses, net	—	—	7,295
Other	1,071	180	1,219
Total revenues	**$ 1,008,696**	**$ 638,370**	**$ 217,746**

The following tables summarize subscription revenue and advertising revenue by region for the year ended December 31, 2022, 2021 and 2020 (in thousands):

Subscription

	Years Ended December 31,		
	2022	2021	2020
United States and Canada (North America)	$ 882,679	$ 562,991	$ 184,137
Rest of world	23,207	1,450	191
Total subscription revenues	**$ 905,886**	**$ 564,441**	**$ 184,328**

Advertising

	Years Ended December 31,		
	2022	2021	2020
United States and Canada (North America)	$ 100,605	$ 73,538	$ 24,904
Rest of world	1,134	211	—
Total advertising revenues	**$ 101,739**	**$ 73,749**	**$ 24,904**

Contract balances

There were no losses recognized related to any receivables arising from the Company's contracts with customers for the year ended December 31, 2022, 2021 and 2020.

For the year ended December 31, 2022, 2021, and 2020, the Company did not recognize material bad-debt expense and there were no material contract assets recorded on the accompanying consolidated balance sheet as of December 31, 2022 and 2021.

The contract liabilities primarily relate to upfront payments and consideration received from customers for subscription services. As of December 31, 2022 and 2021, the Company's contract liabilities totaled $65.4 million and $44.3 million, respectively, and are recorded as deferred revenue on the accompanying consolidated balance sheets.

Transaction price allocated to remaining performance obligations

The Company does not disclose the transaction price allocated to remaining performance obligations since subscription and advertising contracts have an original expected term of one year or less.

Note 7 - Property and equipment, net

Property and equipment, net, is comprised of the following (in thousands):

	Useful Lives (Years)	December 31, 2022	December 31, 2021
Furniture and fixtures	7	$ 441	$ 357
Computer equipment	3 - 5	2,922	2,764
Leasehold improvements	Term of lease	5,136	4,405
		8,499	7,526
Less: Accumulated depreciation		(3,524)	(2,412)
Total property and equipment, net		**$ 4,975**	**$ 5,114**

Depreciation expense totaled $1.2 million, $0.7 million, and $0.4 million for the years ended December 31, 2022, 2021, and 2020 respectively.

Note 8 - Intangible Assets and Goodwill

Intangible Assets

The table below summarizes the Company's intangible assets at December 31, 2022 and 2021 (in thousands):

	Useful Lives (Years)	Weighted Average Remaining Life (Years)	December 31, 2022		
			Intangible Assets	Accumulated Amortization	Net Balance
Customer relationships	2	1.2	$ 32,433	$ (28,421)	$ 4,012
Trade names	2-9	6.2	38,837	(12,018)	26,819
Software and technology	3-9	5.8	200,222	(59,221)	141,001
Total			$ 271,492	$ (99,660)	$ 171,832

	Useful Lives (Years)	Weighted Average Remaining Life (Years)	December 31, 2021		
			Intangible Assets	Accumulated Amortization	Net Balance
Customer relationships	2	2.2	$ 32,965	$ (21,105)	$ 11,860
Tradenames	2-9	7.2	38,876	(7,455)	31,421
Software and technology	3-9	8.7	195,852	(35,572)	160,280
Total			$ 267,693	$ (64,132)	$ 203,561

The intangible assets are being amortized over their respective original useful lives, which range from two to nine years. The Company recorded amortization expense of $35.5 million, $36.9 million, and $43.6 million for the years ended December 31, 2022, 2021 and 2020 including amortization related to impaired intangible assets as described below.

The Company performed a valuation of its intangible assets of the Facebank reporting unit as of September 30, 2020. The Company determined that the carrying value of the intangible assets exceeded their fair value and recorded an impairment charge of $100.3 million during the year ended December 31, 2020.

The estimated future amortization expense associated with intangible assets is as follows (in thousands):

	Future Amortization
2023	35,775
2024	30,283
2025	25,729
2026	24,651
2027	24,651
Thereafter	30,743
Total	**$ 171,832**

Goodwill

The following table is a summary of the changes to goodwill for the years ended December 31, 2022 and 2021 (in thousands):

	December 31,	
	2022	2021
Beginning balance	$ 619,587	$ 478,406
Molotov acquisition	(497)	128,468
Edisn acquisition	—	12,501
Foreign currency translation	(584)	212
Ending balance	$ 618,506	$ 619,587

The Company performed its annual test for goodwill impairment for the streaming reporting unit as of October 1, 2022. Based on a qualitative analysis, it was determined that it was more likely than not that goodwill was not impaired. Since October 1, 2022, the Company experienced sustained decreases in its stock price and market capitalization. As a result, the Company conducted an impairment test of its goodwill and long-lived assets as of December 31, 2022. The Company estimated the fair value by weighting results from a market approach and an income approach. Significant assumptions inherent in the valuation methodologies included, but are not limited to, prospective financial information (including revenue growth and subscriber related expenses), a long-term growth rate, discount rate, and comparable multiples from publicly-traded companies in the same industry. The results of the impairment test showed that the fair value of the streaming reporting unit was in excess of its carrying value. Therefore, it was determined that goodwill is not impaired.

The process of determining the fair value of a reporting unit is highly subjective and involves the use of significant estimates and assumptions. The Company's December 31, 2022 goodwill impairment test reflected an allocation of 50% and 50% between income and market-based approaches, respectively. The income-based approach also takes into account the future growth and profitability expectations. Significant inputs into the valuation models included the control premium, discount rate, and revenue market multiples as follows:

	December 31, 2022
Control premium	35%
Discount rate	31%
Revenue multiples	0.34x - 0.52x

For the year ended December 31, 2020, we recorded an impairment charge of $148.1 million related to the historical Facebank reporting unit.

Note 9 – Accounts Payable, Accrued Expenses and Other Long-Term Liabilities

Accounts payable, accrued expenses and other long-term liabilities are presented below (in thousands):

	December 31, 2022	December 31, 2021
Affiliate fees	$ 218,367	$ 177,692
Broadcasting and transmission	15,732	15,179
Selling and marketing	26,907	17,248
Accrued compensation	9,838	11,080
Legal and professional fees	3,712	6,235
Sales tax	37,934	27,310
Accrued interest	4,773	5,057
Subscriber related	3,101	3,601
Shares settled liability	2,860	—
Other	9,708	7,650
Total	**$ 332,932**	**$ 271,052**

Note 10 - Income Taxes

The loss before income taxes on continuing operations includes the following components (in thousands):

	For the Years Ended December 31,		
	2022	**2021**	**2020**
United States	$ 399,941	$ 346,244	$ 608,950
International	26,770	8,223	102
Loss before income taxes	$ 426,711	$ 354,467	$ 609,052

The benefit of income taxes on continuing operations for the years ended December 31, 2022, 2021 and 2020 consist of the following (in thousands):

	December 31,		
	2022	**2021**	**2020**
U.S. Federal			
Current	$ —	$ —	$ —
Deferred	1,351	2,082	7,930
State and local			
Current	—	—	—
Deferred	315	599	1,730
Foreign			
Current	—	—	—
Deferred	—	—	—
Valuation allowance	—	—	—
Income tax benefit	**$ 1,666**	**$ 2,681**	**$ 9,660**

A reconciliation of the statutory federal rate on continuing operations to the Company's effective tax rate on continuing operations is as follows:

	December 31,		
	2022	2021	2020
Federal rate	21.00 %	21.00 %	21.00 %
State income taxes, net of federal benefit	0.07	0.17	0.28
Nexway activity and deconsolidation	—	—	(0.40)
Incentive stock options	(0.67)	(2.25)	(0.38)
Change in fair value of derivative, warrant liability, and gain on extinguishment of convertible notes	(0.08)	0.16	(3.42)
Amortization of debt discount	(0.67)	—	—
Foreign rate differential	0.34	0.13	—
Goodwill impairment	—	—	(5.10)
Change in valuation allowance	(18.94)	(18.99)	(10.27)
Other	(0.66)	0.54	(0.12)
Income tax benefit	**0.39 %**	**0.76 %**	**1.59 %**

The components of our deferred tax assets are as follows (in thousands):

	December 31,	
	2022	2021
Deferred tax assets:		
Net operating losses	$ 324,256	$ 234,542
Accruals and deferrals	11,032	7,812
Stock based compensation	10,225	10,280
Interest expense limitation	13,959	11,945
Leasing assets	9,125	8,881
Other	49	27
Total deferred tax assets	368,646	273,487
Less: Valuation allowance	(322,989)	(219,609)
Net deferred tax assets	**$ 45,657**	**$ 53,878**
Deferred tax liabilities:		
Intangible assets	$ 38,929	$ 47,503
Property and equipment	7,391	8,651
Other	102	155
Total deferred tax liabilities	**$ 46,422**	**$ 56,309**
Net deferred tax liabilities	**$ 765**	**$ 2,431**

The Company regularly evaluates the realizability of its deferred tax assets and establishes a valuation allowance if it is more likely than not that some or all the deferred tax assets will not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, loss carryback and tax-planning strategies. Generally, more weight is given to objectively verifiable evidence, such as the cumulative loss in recent years, as a significant piece of negative evidence to overcome. At December 31, 2022 and 2021, the Company continued to maintain that the realization of its deferred tax assets has not achieved a more likely than not threshold therefore, net deferred tax assets have been offset by a valuation allowance. The valuation allowance increased by $103.4 million and $116.7 million in the years ended December 31, 2022 and December 31, 2021, respectively.

As of December 31, 2022, the Company had federal net operating loss carryforwards of $1,207.3 million. The federal net operating loss carryforwards of $88.1 million generated before January 1, 2018 will begin to expire in 2033, and $1,119.3 million will carryforward indefinitely but are subject to the 80% taxable income limitation.

As of December 31, 2022, the Company had state net operating loss carryforwards of $475.0 million. The state net operating loss carryforward of $462.7 million will begin to expire in 2033 and $12.3 million will carryforward indefinitely but are subject to the 80% taxable income limitation.

As of December 31, 2022, the Company had foreign net operating loss carryforwards of $162.5 million. With the exception of the loss carryforwards attributable to the Company's Indian subsidiary which may be carried for eight years, the foreign net operating loss carryforwards will carryforward indefinitely but are subject to a limitation on the amount that can be used to offset taxable income in a given year.

Utilization of the NOL carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by the Internal Revenue Code, as well as similar state provisions. In general, an "ownership change" as defined by Code Sections 382 and 383, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain shareholders or public groups. Since the Company's formation, the Company has raised capital through the issuance of capital stock on several occasions which, combined with the purchasing shareholders' subsequent disposition of those shares have resulted in such an ownership change and could result in an ownership change in the future upon subsequent disposition.

The Company conducted an analysis of our stock ownership under Internal Revenue Code Section 382 and 383. The net operating loss carryforwards are subject to annual limitations as a result of the ownership changes in 2015, 2016, 2020 and 2021. Approximately $1.1 million of the net operating loss carryforwards are expected to expire before the utilization.

The Company follows the provisions of FASB Accounting Standards Codification (ASC 740-10), Accounting for Uncertainty in Income Taxes. ASC 740-10 prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statements of uncertain tax positions that have been taken or expected to be taken on an income tax return. No liability related to uncertain tax positions was required to be recorded in the financial statements as of December 31, 2022 and 2021.

The Company's policy is to recognize interest and penalties accrued on uncertain income tax positions in income tax expense in the Company's consolidated statements of operations and comprehensive loss. The Company had not incurred any material tax interest or penalties as of December 31, 2022 and 2021. The Company does not anticipate any significant change within 12 months of this reporting date of its uncertain tax positions.

The Company is subject to taxation in the United States and various state jurisdictions, France, Spain and India. The Company had been delinquent in filings since December 31, 2014. During 2021, the Company filed all past due income tax returns There are no ongoing examinations by taxing authorities at this time. The Company's tax years 2013 through 2022 will remain open for examination by the federal and state authorities for three and four years, respectively, from the date of utilization of any net operating loss credits. The Company's 2019 to 2022 tax years will remain open for examination by the Spain tax authority for four years starting from the day following the date of termination of the voluntary tax filing period. The Company's 2020 - 2022 tax years remain open for examination in France. The Company's 2021-2022 tax years are open for examination by the Indian tax authority.

Note 11 - Notes Payable, Long-Term Borrowing, and Convertible Notes

Notes payable, long-term borrowings, and convertible notes as of December 31, 2022 consist of the following (in thousands):

Note	Stated Interest Rate	Principal Balance	Capitalized Interest	Debt Discount	December 31, 2022
2026 Convertible Notes	3.25 %	$ 402,500	$ —	$ (8,406)	$ 394,094
Note payable	10.0 %	2,700	2,950	—	5,650
BPi France	2.25 %	1,986	—	—	1,986
Other	4.0 %	30	7	—	37
		$ 407,216	$ 2,957	$ (8,406)	$ 401,767

Notes payable and long-term borrowings as of December 31, 2021 consist of the following (in thousands):

Note	Stated Interest Rate	Principal Balance	Capitalized Interest	Debt Discount	December 31, 2021
2026 Convertible Notes	3.25 %	$ 402,500	$ —	$ (86,146)	$ 316,354
Note payable	10.0 %	2,700	2,377	—	5,077
BPi France	2.25 %	2,422	—	—	2,422
Societe Generale	0.25 %	1,246	—	—	1,246
Other	4.0 %	30	6	—	36
		$ 408,898	$ 2,383	$ (86,146)	$ 325,135

2026 Convertible Notes

As disclosed in Note 2, the Company issued $402.5 million of convertible notes ("2026 Convertible Notes") dated February 2, 2021.

The initial equivalent conversion price of the 2026 Convertible Notes was $57.78 per share of the Company's common stock. Holders may convert their 2026 Convertible Notes on or after November 15, 2025, until the close of business on the second business day preceding the maturity date or prior to November 15, 2025 under certain circumstances including:

i. during any calendar quarter (and only during such calendar quarter) commencing after the calendar quarter ended on March 31, 2021, if the last reported sale price of the Company's common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

ii. during the five-business day period after any five consecutive trading day period in which the trading price for each trading day of such five consecutive trading day period was less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate on each such trading day;

iii. if the Company calls any or all of the 2026 Convertible Notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

iv. upon the occurrence of specified corporate events.

The Company may also redeem all or any portion of the 2026 Convertible Notes after February 20, 2024 if the last reported sale price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the 2026 Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Upon conversion, the Company can elect to deliver cash or shares or a combination of cash or shares.

The Company accounted for the 2026 Convertible Notes using a cash conversion model. In accordance with ASC 470-20, the Company used an effective interest rate of 8.67% to estimate the fair value of the debt instrument, excluding the equity conversion feature, and recognized a debt discount of $90.9 million (representing the difference between the fair value and the net proceeds) with a corresponding increase to additional paid in capital. The underwriting discount and offering expenses totaling $13.1 million were allocated between the debt and equity issuance costs in proportion to the allocation of the liability and equity components of the 2026 Convertible Notes. Accordingly, equity issuance costs of $3.0 million were recorded as an offset to additional paid-in capital and total debt issuance costs of $10.1 million were recorded on the issuance date and are reflected in the consolidated balance sheet as a direct deduction from the carrying value of the associated debt liability. The debt discount and debt issuance costs are being amortized through February 15, 2026, as amortization of debt discount on the accompanying consolidated statement of operations and comprehensive loss.

During the year ended December 31, 2022, the Company paid $13.4 million of interest expense in connection with the 2026 Convertible Notes and recorded amortization expense of $2.5 million included in amortization of debt discount in the consolidated statements of operations and comprehensive loss.

As of December 31, 2022, the net carrying value of the 2026 Convertible Notes was $394.1 million, with unamortized debt discount and issuance costs of $8.4 million. The estimated fair value (Level 2) of the 2026 Convertible Notes was $183.1 million.

Senior Secured Loan

In April 2018, fuboTV Pre-Merger entered into a senior secured term loan with AMC Networks Ventures, LLC (the "Term Loan") with a principal amount of $25.0 million, bearing interest equal to LIBOR (London Interbank Offered Rate) plus 5.25% per annum and with scheduled principal payments beginning in 2021. The Company made principal repayments of $20.0 million during the year ended December 31, 2021. The Term Loan was repaid in full on May 7, 2021.

Note payable

The Company has recognized, through the consolidation of its subsidiary Evolution AI Corporation ("EAI"), a $2.7 million note payable bearing interest at the rate of 10.0% per annum that was due on October 1, 2018 ("CAM Digital Note"). The cumulative accrued interest on the CAM Digital Note amounts to $2.7 million. The CAM Digital Note is currently in a default condition due to non-payment of principal and interest. The outstanding balance as of December 31, 2022, including interest and penalties, is $5.7 million and is included in notes payable on the accompanying consolidated balance sheet.

Paycheck Protection Program Loan

On April 21, 2020, the Company entered into a Promissory Note (the "PPP Note") with JPMorgan Chase Bank, N.A. as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program (the "PPP Loan") offered by the U.S. Small Business Administration in a principal amount of $4.7 million pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act").

The PPP Loan proceeds were utilized for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, paid leaves, rent, utilities, and interest on certain other outstanding debt.

The Company repaid the outstanding balance of $4.7 million on February 26, 2021.

Other

The Company assumed, through the consolidation of its subsidiary EAI, a $30,000 note payable due to a relative of the former Chief Executive Officer, John Textor bearing interest at the rate of 4.0% per annum. As of December 31, 2022, the principal balance and accrued interest totaled approximately $37,000.

The Company assumed through the acquisition of Molotov, $3.7 million in notes bearing interest rates between 0.25% - 2.25% per annum. During the year ended December 31, 2022, the Company repaid principal and interest of approximately $1.7 million. As of December 31, 2022, the principal balance totaled approximately $2.0 million and is included in long-term borrowings-current portion on the accompanying consolidated balance sheet.

Note 12 – Segments

Prior to the third quarter of 2021, the Company operated its business and reported its results through a single reportable segment. As a result of the launch of Fubo Sportsbook, the Company began to operate its business and report its results through two operating and reportable segments: streaming and wagering. During the fourth quarter of 2022, the Company ceased operation of its wagering segment and Fubo Sportsbook in connection with the dissolution of Fubo Gaming which is reported as a discontinued operation for all period presented (See Note 4). As a result, the Company will begin to report its results through a single reportable segment effective in the fourth quarter of 2022.

The following tables set forth our financial performance by geographical location:

	December 31,	
	2022	**2021**
Total long-lived assets - United States	197,673	224,672
Total long-lived assets - Rest of world	15,022	18,657

	December 31,				
	2022		**2021**		**2020**
United States	$	972,220	$	634,065	$	217,555
Rest of world		36,476		4,305		191
Total Revenue	**$**	**1,008,696**	**$**	**638,370**	**$**	**217,746**

Note 13 - Fair Value Measurements

Certain of the Company's warrants are classified as liabilities and measured at fair value on the issuance date, with changes in fair value recognized as other income (expense) in the consolidated statements of operations and comprehensive loss.

The following table classifies the Company's assets and liabilities measured at fair value on a recurring basis into the fair value hierarchy as of December 31, 2022 and 2021 (in thousands):

	Fair valued measured at December 31, 2022							
	Quoted prices in active markets (Level 1)		**Significant other observable inputs (Level 2)**		**Significant unobservable inputs (Level 3)**		**Total**	
Financial assets at fair value:								
Cash and cash equivalents								
Money market securities	$	50,010	$	—	$	—	$	50,010
Total financial assets at fair value	$	50,010	$	—	$	—	$	50,010

	Fair valued measured at December 31, 2021							
	Quoted prices in active markets (Level 1)		**Significant other observable inputs (Level 2)**		**Significant unobservable inputs (Level 3)**		**Total**	
Financial liabilities at fair value:								
Warrant liabilities	$	—	$	—	$	3,548	$	3,548
Total financial liabilities at fair value	$	—	$	—	$	3,548	$	3,548

Derivative Financial Instruments

The following table presents changes in Level 3 liabilities measured at fair value (in thousands) for the years ended December 31, 2022, 2021 and 2020. Unobservable inputs were used to determine the fair value of positions that the Company has classified within the Level 3 category.

	Derivative - Convertible Notes	Profits Interests Sold	Embedded Put Option	Warrant liabilities
Fair value at December 31, 2019	$ 1,203	$ 1,971	$ 376	$ 24
Change in fair value	(206)	(1,971)	(220)	83,338
Additions	3,583	—	172	50,743
Redemption	(4,580)	—	(328)	(97,884)
Reclassification of warrant liabilities	—	—	—	(13,535)
Fair value at December 31, 2020	—	—	—	22,686
Change in fair value	—	—	—	(2,659)
Redemption	—	—	—	(16,479)
Fair value at December 31, 2021	—	—	—	3,548
Change in fair value	—	—	—	1,701
Redemption	—	—	—	(5,249)
Fair value at December 31, 2022	$ —	$ —	$ —	$ —

The Company used a Black-Scholes model to estimate the fair value of the warrant liabilities at December 31, 2021 using the following inputs:

	December 31, 2021
Fair value of underlying common shares	$ 15.52
Exercise price	$ 9.25
Expected dividend yield	— %
Expected volatility	50.9% - 52.8%
Weighted average expected volatility	52.7 %
Risk free interest rate	0.06% - 0.06%
Weighted average risk-free interest rate	0.06 %
Expected term (years)	0.14 - 0.15
Weighted average expected term (years)	0.14

Note 14 - Shareholders' Equity

Authorized Share Capital

The Company amended its articles of incorporation on January 9, 2019 to increase the authorized share capital to 400 million shares of common stock.

Preferred Stock Designations

On March 20, 2020, in connection with the Merger, FaceBank Pre-Merger filed an amendment to its Articles of Incorporation to designate 35,800,000 of its authorized preferred stock as "Series AA Convertible Preferred Stock" pursuant to a Certificate of Designation of Series AA Convertible Preferred Stock (the "Series AA Preferred Stock Certificate of Designation"). The Series AA Convertible Preferred Stock (the "Series AA Preferred Stock") has no liquidation preference. The Series AA Preferred Stock is entitled to receive dividends and other distributions as and when paid on the Common Stock on an as converted basis. Each share of Series AA Preferred Stock is initially convertible into two shares of Common Stock, subject to adjustment as provided in the Series AA Preferred Stock Certificate of Designation and shall only be convertible immediately following the sale of such shares on an arms'-length basis either pursuant to an exemption from registration under Rule 144 promulgated under the Securities Act or pursuant to an effective registration statement under the Securities Act. Each share of Series AA Preferred Stock shall have 0.8 votes per share (the "Voting Rate") on any matter submitted to the holders of the Common Stock for a vote and shall vote together with the Common Stock on such matters for as long as the Series AA Preferred Stock is outstanding. The Voting Rate shall be subject to adjustment in the event of stock splits, stock combinations, recapitalizations, reclassifications, extraordinary distributions and similar events. As of December 31, 2022 and 2021, there were no shares of Series AA Preferred Stock outstanding.

Common Stock Activity

At-the-Market Sales Agreements

2021 ATM Offering

On August 13, 2021, the Company entered into an at-the-market sales agreement (the "2021 Sales Agreement") with Evercore Group L.L.C., Needham & Company, LLC and Oppenheimer & Co. Inc., as sales agents (each, a "prior manager" and together, the "prior managers"), pursuant to which the Company, from time to time, sold shares of its common stock having an aggregate offering price of up to $500.0 million through the prior managers. The Company paid the prior managers a commission of up to 3.0% of the aggregate gross proceeds the Company received from all sales of the Company's common stock under the 2021 ATM Offering. Effective August 4, 2022, the Company terminated the 2021 ATM Offering.

During the year ended December 31, 2021, the Company received net proceeds of $140.4 million (after deducting $3.5 million in commissions and expenses) from sales of 5,338,607 shares of its common stock, at a weighted average gross sales price of $26.96 per share pursuant to the 2021 Sales Agreement.

2022 ATM Offering

On August 4, 2022, the Company entered into an at-the market sales agreement (the "2022 Sales Agreement," and, together with the 2021 Sales Agreement, the "ATM Sales Agreements") with Evercore Group L.L.C., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC and Needham & Company, LLC, as sales agents (each, a "manager" and together, the "managers") pursuant to which the Company may, from time to time, sell shares of its common stock, having an aggregate offering price of up to $350.0 million through the managers (the "2022 ATM Offering").

Upon delivery of a placement notice and subject to the terms and conditions of the 2022 Sales Agreement, the managers may sell the shares by methods deemed to be an "at-the-market" offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. Subject to the terms and conditions of the 2022 Sales Agreement, each manager will use commercially reasonable efforts consistent with its normal trading and sales practices to sell the shares from time to time, based upon the Company's instructions. The Company will pay the managers a commission for their services in acting as agents in the sale of common stock at a commission rate of up to 3.0% of the gross sales price of the shares of the Company's common stock sold through them pursuant to the 2022 Sales Agreement. The Company is not obligated to, and cannot provide any assurances that it will, make any sales of the shares under the 2022 Sales Agreement. The offering of shares of common stock pursuant to the 2022 Sales Agreement will terminate upon the earlier of (i) the sale of all common stock subject to the 2022 Sales Agreement or (ii) termination of the 2022 Sales Agreement in accordance with its terms.

During the year ended December 31, 2022, the Company received net proceeds of approximately $292.1 million (after deducting $6.6 million in commissions and expenses) from sales of 50,620,577 shares of its common stock, at a weighted average gross sales price of $5.90 per share pursuant to the ATM Sales Agreements. As of December 31, 2022, there was $275.9 million of common stock remaining available for sale under the 2022 Sales Agreement.

Year ended December 31, 2022

Framework Agreement with MEP FTV

On August 2, 2022 (the "MEP Effective Date"), Fubo Studios Inc. (formerly known as Fubo Entertainment Inc.), a subsidiary of the Company, entered into a binding framework agreement (the "MEP Framework Agreement") with MEP FTV Holdings, LLC ("MEP FTV") and Maximum Effort Productions, Inc. ("MEP" and, together with MEP FTV, "Maximum Effort"), memorializing the parties' collaboration on a forthcoming Maximum Effort linear channel and original programming for launch on Fubo. Maximum Effort is a premiere entertainment production company led by Ryan Reynolds and George Dewey. Pursuant to the MEP Framework Agreement, the Company and Maximum Effort desire to work together to (1) develop scripted and unscripted television programs intended for initial distribution on Fubo's platform (the "MEP Projects") and (2) create a new television channel with unique content, features and functionality (the "MEP Network").

In connection with the MEP Framework Agreement, as consideration for Maximum Effort's participation in the collaboration, the Company entered into a Restricted Stock Award Agreement dated August 12, 2022 (the "MEP RSA Agreement") pursuant to which it has agreed to issue to MEP FTV (i) 2,000,000 shares of restricted common stock, of the Company, within 10 business days after the MEP Effective Date; (ii) a number of shares of common stock determined by dividing $10.0 million by the 30-day volume weighted average closing price of common stock for the 30 trading days preceding the first anniversary of the MEP Effective Date, within 10 business days after the first anniversary of the MEP Effective Date; and (iii) a number of shares of common stock determined by dividing $10.0 million by the 30-day volume weighted average closing price of common stock for the 30 trading days preceding the second anniversary of the MEP Effective Date, within 10 business days after the second anniversary of the MEP Effective Date (collectively, the "MEP Shares"). The MEP Shares will be subject to transfer restrictions until various time- and performance-based milestones are met, and, during this restricted period, will be subject to potential forfeiture if the MEP Framework Agreement is terminated under certain conditions. The parties agreed that 80% of the equity grant shall be allocated as consideration for the MEP Projects and 20% of the equity grant shall be allocated as consideration for the MEP Network.

Because shares of the Company's common stock will be issued as consideration for the MEP Framework Agreement, the Company accounted for the MEP RSA Agreement pursuant to the non-employee guidance in ASC 718, *Compensation - Stock Compensation.*

Warrants

Pursuant to the MEP Framework Agreement, on August 12, 2022, the Company issued MEP FTV a warrant to acquire 166,667 shares of the Company's common stock with an exercise price of $15.00 per share. The warrant is exercisable on or prior to August 2, 2032, provided that the price per share of the Company's common stock equals or exceeds a 30-trading day volume weighted average closing price of $30.00 at any time prior to third anniversary of the grant date. The fair value of the warrant was measured on August 12, 2022, using the Monte Carlo valuation model, and the fair value totaled approximately $0.4 million. The derived service period was determined to be 1.7 years. As of December 31, 2022, the unrecognized stock-based compensation totaled $0.3 million.A summary of the Company's outstanding warrants as of December 31, 2022, are presented below (in thousands, except share and per share amounts):

	Number of Warrants		Weighted Average Exercise Price		Total Intrinsic Value		Weighted Average Remaining Contractual Life (in years)
Outstanding as of December 31, 2021	565,544	$	9.96	$	3,546		0.1
Granted	166,667	$	15.00	$	—		9.8
Exercised	(540,541)	$	9.25	$	—		0
Expired	(25,000)	$	9.25	$	—		0
Outstanding and exercisable as of December 31, 2022	166,670	$	17.40	$	—		9.6

The Company estimated the fair value of the warrants granted during the year ended December 31, 2022 using the Monte Carlo valuation model as follows:

	December 31, 2022
Dividend yield	—
Expected price volatility	107.0%
Risk free interest rate	2.8%
Expected term (years)	10.0

<u>Year ended December 31, 2021</u>

In January and February 2021, 9,807,367 shares of Series AA Preferred Stock converted into 19,614,734 shares of common stock. On March 1, 2021, we consummated an offer to exchange the remaining outstanding shares of Series AA Preferred Stock for two shares of our common stock per share of Series AA Preferred Stock (the "Exchange Offer"). As a result of the Exchange Offer, 13,412,246 shares of Series AA Preferred Stock, representing 100% of the outstanding shares of Series AA Preferred Stock, were exchanged for 26,824,492 shares of our common stock.

During the year ended December 31, 2021, the Company issued 5,978,437 shares of its common stock and 800,000 shares of treasury stock in connection with acquisitions.

During the year ended December 31, 2021, the Company retired 166,599 shares of its restricted common stock in connection with a separation agreement with one of its executives.

During the year ended December 31, 2021, the Company issued 1,598,234 shares of its common stock in connection with the exercise of 1,962,841 warrants.

During the year ended December 31, 2021, 1,980,419 options to purchase shares of the Company's common stock were exercised for cash of $3.0 million.

<u>Year ended December 31, 2020</u>

During the year ended December 31, 2020, the Company issued 5,843,600 shares of its common stock with a fair value of approximately $27.3 million for the exercise of 7,003,005 common stock warrants and received cash of $1.7 million.

During the year ended December 31, 2020 the Company issued 1,398,789 shares of its common stock for consulting and other services rendered.

During the year ended December 31, 2020, the Company received net proceeds of approximately 203,262 through the issuance of 22,664,464 shares of its common stock in connection with private placement transactions and a public offering.

During the year ended December 31, 2020, the Company entered into purchase agreements pursuant to which the Company sold an aggregate of 9,119,066 shares of its common stock and issued warrants to the investors covering a total of 5,039,108 shares of the Company's common stock.

During the year ended December 31, 2020, the Company issued 70,500 shares of its common stock with a fair value of approximately $0.3 million in connection with the issuance of convertible notes.

During the year ended December 31, 2020, the Company issued 18,209,498 shares of its common stock in exchange for 9,104,749 shares of the Company's Series AA Preferred Stock.

During the year ended December 31, 2020, the Company issued 900,000 shares of its common stock with a fair value of approximately $9.1 million or $10.00 per share in connection with a note purchase agreement with FB Loan.

During the year ended December 31, 2020, the Company issued 2,753,819 shares of its common stock in exchange for 17,950,055 shares of its subsidiary Pulse Evolution Corp., respectively.

During the year ended December 31, 2020, 1,418,532 options to purchase shares of the Company's common stock were exercised for cash of $2.2 million.

Note 15 - Stock-Based Compensation

Equity Incentive Plans

On April 1, 2020, the Company approved the establishment of the Company's 2020 Equity Incentive Plan, as amended (the "2020 Plan"). On November 20, 2022 the Company amended the 2020 Plan to increase the maximum aggregate number of shares available for issuance under the 2020 Plan by 2,500,000 shares (the "Pool Increase"). The Pool Increase is conditional upon shareholder approval at the next annual meeting of shareholders. The 2020 Plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to its employees, directors and consultants. As of December 31 2022, there are 3,054,448 shares available for future issuance under the 2020 Plan.

In connection with the Merger, the Company assumed the fuboTV Inc. 2015 Equity Incentive Plan, and in connection with the Company's acquisition of Vigtory, the Company assumed the Vigtory, Inc. 2020 Equity Compensation Plan, as amended (collectively, the "Assumed Plans"). No shares are available for future issuance under the Assumed Plans.

On August 3, 2022, the Board approved the adoption of the 2022 Employment Inducement Equity Incentive Plan (the "Inducement Plan"), which was adopted without shareholder approval pursuant to Rule 303A.08 of the New York Stock Exchange Listed Company Manual. The Inducement Plan provides for the grant of equity-based awards, including non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares, and its terms are substantially similar to the 2020 Plan, with the exception that awards can only be made to new employees in connection with their commencement of employment. As of December 31, 2022, there are 2,898,116 shares available for future issuance under the Inducement Plan.

During the years ended December 31, 2022, 2021 and 2020 the Company recognized stock-based compensation expense as follows:

| | Years Ended December 31, | | | | | |
	2022		2021		2020	
Subscriber related	$	144	$	71	$	32
Sales and marketing		22,198		7,818		2,395
Technology and development		9,998		13,752		5,446
General and administrative		20,114		31,509		43,866
	$	52,454	$	53,150	$	51,739

During the year ended December 31, 2022, in connection with the MEP Framework Agreement (See Note 14), the Company recorded approximately $2.9 million of stock-based compensation expense to shares settled liability which is included in accrued expenses and other current liabilities and other long-term liabilities on the consolidated balance sheet.

Stock Options

The Company provides option grants to employees, directors, and consultants under the 2020 Plan. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Company historically has lacked sufficient company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based primarily on the historical volatility of a publicly-traded set of peer companies with consideration of the volatility of its own traded stock price. The risk-free interest rate is determined by referencing the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. The expected term of options represents the period that the Company's stock-based awards are expected to be outstanding based on the simplified method, which is the half-life from vesting to the end of its contractual term. The simplified method was used because the Company does not have sufficient historical exercise data to provide a reasonable basis for an estimate of expected term.

A summary of stock option activity for the year ended December 31, 2022, is as follows (in thousands, except share and per share amounts):

	Number of Shares	Weighted Average Exercise Price		Total Intrinsic Value		Weighted Average Remaining Contractual Life (in years)
Outstanding as of December 31, 2021	11,454,890	$	6.40	$	70,231	7.4
Exercised	(616,304)	$	1.34			
Forfeited or expired	(594,814)	$	11.16			
Outstanding as of December 31, 2022	10,243,772	$	6.43	$	1,956	6.0
Options vested and exercisable as of December 31, 2022	8,118,408	$	5.76	$	1,956	5.7

There were no options granted during the year ended December 31, 2022.

During the year ended December 31, 2021, the Company granted options to purchase 220,099 shares of common stock with an aggregate fair value of $3.2 million. The following was used in determining the fair value of stock options granted during the year ended December 31, 2021:

Dividend yield	— %
Expected price volatility	44.8%-45.2%
Risk free interest rate	0.6%-1.1%
Expected term (years)	5.8 - 6.1 years

As of December 31, 2022, the estimated value of unrecognized stock-based compensation expense related to unvested options was $9.3 million to be recognized over a period of 1.3 years.

Performance-Based Stock Options

On October 8, 2020, the Company awarded the CEO an option to purchase up to 4,100,000 shares of the Company's common stock which vests based upon the achievement of certain predetermined goals for each of the five years in the performance period related to stock price, revenue, gross margin, subscribers, new markets launched and new revenue streams between January 1, 2021 and December 31, 2025, which are described in the Company's annual operating plan. On a given Determination Date (subsequent to the Company's calendar year end), the Company's Board of Directors (the "Board") will review actual performance against the predetermined metrics and determine, in its sole discretion, the amount of any vesting that occurs on a given Determination Date. Any such vesting is subject to the CEO's continuation in service with the Company through such Determination Date. The Board may determine vesting at, above, or below 20% of the shares subject to the performance option. All shares may be eligible for vesting until the Determination Date following the 2026 calendar year. Because the number of shares to be earned on each Determination Date is subject to the discretion of the Board, a grant date will not occur until then. As such, compensation expense is adjusted each reporting period for changes in fair value prorated for the portion of the requisite service period rendered and based on the number of shares expected to be earned. As of December 31, 2022, 820,000 shares of the option had vested, and during the year ended December 31, 2022 the Company recognized $2.2 million of stock-based compensation benefit related to the options. Upon each subsequent Determination Date in 2023, 2024, 2025, and 2026, total stock-based compensation expense for each vested tranche will be remeasured and adjusted to reflect the grant date fair value.

Modification of Options and Restricted Stock Units

During the years ended December 31, 2022 and December 31, 2021, the Board of Directors approved a modification to stock option and restricted stock award grants to employees who terminated from the Company. The modifications accelerated the vesting of unvested stock options and restricted stock awards as of the termination date and provided the option holders with an additional months post-termination to exercise their stock options. The modifications resulted in incremental stock-based compensation expense of $2.1 million and $10.6 million during the years ended December 31, 2022 and December 31, 2021, respectively.

Non-employees

During the year ended December 31, 2020, the Company granted options to purchase 280,000 shares of the Company's common stock at an exercise price of $7.20 per share. These options have a fair value of $1.0 million, a five-year term and expires on December 21, 2024. These options were immediately vested as of the grant date. During the year ended December 31, 2021, 280,000 options were exercised in exchange for 222,962 shares of the Company's common stock.

As part of the Merger, the Company also assumed 343,047 options granted to non-employees with a weighted average exercise price of $0.23 (included in table above). Stock-based compensation expense related to unvested non-employee options was immaterial for the year ended December 31, 2020.

Other than the options assumed as described above, there were no options granted to non-employees during the years ended December 31, 2022 and 2021.

Market and Service Condition Based Stock Options

A summary of activity under the Plan for market and service-based stock options for the year ended December 31, 2022 is as follows (in thousands, except share and per share amounts):

	Number of Shares	Weighted Average Exercise Price	Total Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding as of December 31, 2021	4,453,297	$ 12.75	$ 17,933	5.7
Outstanding as of December 31, 2022	4,453,297	$ 12.75	$ —	4.7
Options vested and exercisable as of December 31, 2022	3,536,630	$ 10.98	$ —	4.5

Stock based compensation expense is based on the estimated value of the awards on the grant date, and is recognized over the period from the grant date through the expected vest dates of each vesting condition, both of which were estimated based on a Monte Carlo simulation model applying the following key assumptions as of the grant date:

	December 31, 2021
Dividend yield	—
Expected volatility	71.5 %
Risk free rate	1.3 %
Derived service period	2.0 years

There were no market and service-based options granted during the year ended December 31, 2022.

During the year ended December 31, 2021, 1,375,000 stock options with a fair value of $19.2 million were granted to an employee of the Company. The options vest on the earlier of each anniversary of the grant date or based on the achievement of pre-established parameters relating to the performance of the Company's stock price. During the year ended December 31, 2022 and 2021, the Company recognized $7.8 million and $7.2 million, respectively, of stock-based compensation related to its market and service-based stock options. As of December 31, 2022, there was $4.2 million of unrecognized stock-based compensation expense for market and service-based stock options.

During the year ended December 31, 2020, 3,078,297 stock options with a fair value of $20.9 million were granted to an employee of the Company. The options vest on the earlier of each anniversary of the grant date or based on the achievement of pre-established parameters relating to the performance of the Company's stock price. During the year ended December 31, 2020, the pre-established parameters related to the Company's stock performance were achieved, the 3,078,297 options were fully vested, and the Company recognized $20.9 million of stock-based compensation related to these market and service-based stock options.

Service-based Restricted Stock Awards

MEP Framework Agreement - MEP Project Restricted Stock Awards

In connection with the MEP Framework Agreement, stock-based compensation cost for MEP Project restricted stock awards (the "MEP Project RSAs") totaling approximately $23.0 million measured as the fair value of the 1,600,000 shares issued for the first tranche issued on August 12, 2022 at $7.0 million, plus the fixed monetary amount of $8.0 million settleable in shares on August 2, 2023, and the fixed monetary amount of $8.0 million settleable in shares on August 2, 2024. Compensation cost will be recognized on a straight-line basis over the term of the three-year service period as if the Company paid cash for the services. The second two tranches are liability classified because they are a fixed monetary amount, settleable in shares. As compensation cost is recognized for these tranches, a corresponding credit to share-based liabilities will be recorded and reclassified to equity upon issuance of the related shares.

In connection with the MEP Project RSAs, as of December 31, 2022 the unrecognized stock-based compensation totaled $20.0 million, and $2.1 million of shares liability in accrued expenses and other current liabilities and other long-term liabilities was recorded on the consolidated balance sheet.

Performance-based Restricted Stock Awards

MEP Framework Agreement - MEP Network Restricted Stock Awards

The restricted stock awards allocated as consideration for the MEP Network ("MEP Network RSAs") are performance-based RSAs. The performance condition consists of creating a new television channel with unique content, features and functionality. Compensation cost is measured on the grant date for shares that vest based upon the achievement of the performance condition are recognized when probable over the requisite service period, that is the implicit service period over which the performance conditions are probable of achievement.

Stock-based compensation cost for the MEP Network RSAs totaling approximately $5.7 million is measured as the fair value of the 400,000 shares issued for the first tranche issued on August 12, 2022 at $1.7 million, plus the fixed monetary amount of $2.0 million, settleable in shares on August 2, 2023, plus the fixed monetary amount of $2.0 million, settleable in shares on August 2, 2024 The MEP Network RSAs are subject to forfeiture until launch of the MEP Network. The Company determined the that it is probable that the Network will be launched by the end of the two-year service agreement. The Company will recognize the total fair value of $5.7 million ratably over the two-year period. Should the performance condition not be achieved, the Company will reverse any stock-based compensation cost recognized for the MEP Network RSAs.

In connection with the MEP Network RSAs, as of December 31, 2022, the unrecognized stock-based compensation totaled $4.6 million, and $0.8 million of shares liability in accrued expenses and other current liabilities and other long-term liabilities was recorded on the consolidated balance sheet.

Time-Based Restricted Stock Units

A summary of the Company's time-based restricted stock unit activity during the year ended December 31, 2022 is as follows:

	Number of Shares		Weighted Average Grant-Date Fair Value
Unvested at December 31, 2021	2,785,800	$	25.73
Granted	12,803,284	$	3.68
Vested	(1,611,348)	$	23.25
Forfeited	(922,107)	$	13.82
Unvested at December 31, 2022	13,055,629	$	5.25

During the year ended December 31, 2022, the Company granted 12,803,284 time-based restricted stock units which generally vest annually over a four-year period, subject to the recipient's continuation in service through each applicable vesting date. The fair value of restricted stock units is measured based on their fair value at grant date which totaled $47.2 million. During the year ended December 31, 2022, the Company issued 1,576,231 shares of common stock to its Board of Directors and employees in settlement of vested restricted stock units.

During the year ended December 31, 2021, the Company granted 2,883,240 time-based restricted stock units which generally vest annually over a four-year period, subject to the recipient's continuation in service through each applicable vesting date. The fair value of restricted stock units is measured based on their fair value at grant date which totaled $75.3 million. During the year ended December 31, 2021, the Company issued 91,580 shares of common stock to its Board of Directors and employees in settlement of vested restricted stock units.

As of December 31, 2022, the estimated value of unrecognized stock-based compensation related to restricted stock units totaled $63.6 million, had an aggregate intrinsic value of $22.7 million, and a weighted average remaining contractual term of 3.5 years.

Performance-Based Restricted Stock Units

A summary of the Company's performance-based restricted stock unit activity during the year ended December 31, 2022 and 2021 is as follows:

	Number of Shares		Weighted Average Grant-Date Fair Value
Unvested at December 31, 2021	1,900,000	$	33.87
Vested	(380,000)	$	33.87
Unvested at December 31, 2022	1,520,000	$	33.87

On November 3, 2021, the Company granted 1.9 million performance-based restricted stock units ("PRSUs") to an employee of the Company. The PRSUs will vest over a period of 5-calendar years through 2026, subject to the achievement of certain established performance metrics including Revenue, Subscribers, New Markets Launched and New Revenue Streams. The determination of the number of awards to be earned is based upon the assessment during each calendar year of the level of the achievement of the Revenue, Subscribers, New Markets Launched, and New Revenue Streams performance metrics as compared to the Company's annual operating plan. At each reporting period, the Company will make a determination of the most likely outcome for achievement of each performance metric. This may result in a cumulative catch-up as the Company assessments are evaluated. The fair value of the PRSUs is measured based on their grant date fair value which totaled $64.4 million.

During the year ended December 31, 2022, the Company determined the performance metrics were met for 286,667 PRSUs and 93,333 PRSUs were forfeited. The Company recognized stock-based compensation of $14.6 million during the year ended December 31, 2022, and as of December 31, 2022, unrecognized stock-based compensation totaled $41.0 million.

During the year ended December 31, 2021, the Company determined that the performance metrics for 380,000 PRSUs were met, and accordingly, recognized stock-based compensation of $5.6 million.

Note 16 - Commitments and Contingencies

<u>Leases</u>

The following summarizes quantitative information about the Company's operating leases (amounts in thousands, except lease term and discount rate):

The components of lease expense were as follows:

	Years Ended December 31,		
	2022	2021	2020
Operating leases			
Operating lease cost	$ 5,711	$ 1,387	$ 935
Other lease cost	239	287	—
Operating lease expense	5,950	1,674	935
Short-term lease rent expense	167	—	—
Total rent expense	$ 6,117	$ 1,674	$ 935

Supplemental cash flow information related to leases were as follows:

	Years Ended December 31,		
	2022	2021	2020
Operating cash flows from operating leases	$1,421	$553	$915
Right of use assets exchanged for operating lease liabilities	$4,312	$30,968	$5,373
Weighted average remaining lease term - operating leases	11.3	13.0	6.3
Weighted average remaining discount rate - operating leases	7.4%	7.6%	5.4%

Maturities of the Company's operating leases from continuing operations, are as follows (amounts in thousands):

Year Ended December 31, 2023	$ 4,777
Year Ended December 31, 2024	5,921
Year Ended December 31, 2025	5,921
Year Ended December 31, 2026	5,921
Year Ended December 31, 2027	4,831
Thereafter	36,141
Total	63,512
Less present value discount	(22,483)
Operating lease liabilities	$ 41,029

On February 23, 2021, the Company entered into a lease agreement (the "Lease") for approximately 55,042 rentable square feet located at 1290 Avenue of the Americas, New York, New York 10104. This location is the Company's new corporate headquarters. The Lease term is twelve years and commenced during the quarter ended December 31, 2021. The annual fixed rent under the Lease will be:

- $4,128,150 for the first four years;
- $4,403,360 for years five through eight;
- $4,678,570 for years nine through twelve.

The Company has an option to extend the term of the Lease for an additional five years, at a fixed annual rate that is the fair market rent as of the beginning of the extension term as agreed to by the parties or determined by a neutral arbitration process.

On March 19, 2021, the Company entered into a sublease agreement for approximately 28,300 square feet located at One North Dearborn Avenue, Chicago, Illinois. The sublease term is four years and commenced May 1, 2021. The annual fixed rent will be $932,747 for the first year; $953,741 for the second year, $974,936 for the third year and $996,130 for the fourth year. This lease is included in discontinued operations. During the year ended December 31, 2022 the Company recorded an impairment charge of approximately $2.3 million for the right of use asset balances recorded in connection with Fubo Gaming (See Note 4).

Other Contractual Obligations

The Company is a party to several non-cancelable contracts with vendors and licensors for marketing and other strategic partnership related agreements where the Company is obligated to make future minimum payments under the non-cancelable terms of these contracts as follows (in thousands):

Annual Sponsorship Agreements

Year Ended December 31, 2023	$	3,050
Year Ended December 31, 2024		3,225
Year Ended December 31, 2025		3,275
Year Ended December 31, 2026		3,325
Year Ended December 31, 2027		3,425
Thereafter		16,250
Total	$	32,550

Sports Rights Agreements

The Company entered into various sports right agreements to obtain programming rights to certain live sporting events.

Future payments under these agreements are as follows:

Year Ended December 31, 2023	$	41,235
Year Ended December 31, 2024		25,613
Year Ended December 31, 2025		13,748
Year Ended December 31, 2026		13,748
Year Ended December 31, 2027		13,748
Thereafter		4,583
Total	$	112,675

During the year ended December 31, 2022, the Company made upfront payments totaling approximately $54.7 million, which are recorded in prepaid sports rights on the consolidated balance sheet.

Contingencies

The Company is subject to certain legal proceedings and claims that arise from time to time in the ordinary course of its business, including relating to business practices and patent infringement. Litigation can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict and the Company's view of these matters may change in the future as the litigation and events related thereto unfold. When the Company determines that a loss is both probable and reasonably estimable, a liability is recorded and disclosed if the amount is material to the financial statements taken as a whole. When a material loss contingency is only reasonably possible, the Company does not record a liability, but instead discloses the nature and the amount of the claim, and an estimate of the loss or range of loss, if such an estimate can reasonably be made. Legal expenses associated with any contingency are expensed as incurred.

The Company is engaged in discussions with certain third parties regarding patent licensing matters. The Company is not able to reasonably estimate whether it will be able to reach an agreement with these parties or the amount of potential licensing fees, if any, it may agree to pay in connection with these discussions, but it is possible that any such amount could be material.

Following the dissolution of Fubo Gaming in October 2022, the Company has received communications from several commercial partners of Fubo Gaming, alleging breach by Fubo Gaming of applicable agreements. Additional allegations, or litigation, may arise against Fubo Gaming or the Company in the future related to the dissolution of Fubo Gaming, including potential breach of contract claims by other commercial partners of Fubo Gaming or claims related to guarantees by the Company of Fubo Gaming's contractual obligations.

From time to time, we enter into business arrangements with vendors for technology services in the ordinary course of business. We are currently engaged in discussions with a vendor surrounding the scope of the parties' relationship and underlying obligations under the terms of their contract. This includes, among other things, the type and range of services to be provided by this vendor to the Company, the corresponding expenditures by the Company payable under the agreement, and the vendor's compliance with its good faith express and implied obligations under the contract. Accordingly, we are not able to reasonably estimate the amount of the Company's potential expenditures, if any, under our arrangement with this vendor, but it is possible that the amounts that the Company may pay for services under the contract could be material.

Legal Proceedings

The Company is and may in the future be involved in various legal proceedings arising from the normal course of business activities. Although the results of litigation and claims cannot be predicted with certainty, currently, the Company believes that the likelihood of any material adverse impact on the Company's consolidated results of operations, cash flows or our financial position for any such litigation or claims is remote. Regardless of the outcome, litigation can have an adverse impact on the Company because of the costs to defend lawsuits, diversion of management resources and other factors.

Said-Ibrahim v. fuboTV Inc., David Gandler, Edgar M. Bronfman Jr., & Simone Nardi, Case No. 21-cv-01412 (S.D.N.Y) & Lee v. fuboTV, Inc., David Gandler, Edgar M. Bronfman Jr., & Simone Nardi, Case No. 21-cv-01641 (S.D.N.Y.) (consolidated as In re fuboTV Inc. Securities Litigation, No. 21-cv-01412 (S.D.N.Y.))

On February 17, 2021, putative shareholders Wafa Said-Ibrahim and Adhid Ibrahim filed a class action lawsuit against the Company, co-founder and CEO David Gandler, Executive Chairman Edgar M. Bronfman Jr., and CFO Simone Nardi (collectively, the "Class Action Defendants"). Plaintiffs allege that Class Action Defendants violated federal securities laws by disseminating false and misleading statements regarding the Company's financial health and operating condition, including the Company's ability to grow subscription levels, prospects, future profitability, seasonality factors, cost escalations, ability to generate advertising revenue, valuation, and entering the online sports wagering market. The Plaintiffs allege that Class Action Defendants violated Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 thereunder, as well as Section 20(a) of the Exchange Act, and seek damages and other relief.

On February 24, 2021, putative shareholder Steven Lee filed a nearly identical class action lawsuit against the same Defendants.

On April 29, 2021, the court consolidated *Said-Ibrahim v. fuboTV Inc., David Gandler, Edgar M. Bronfman Jr., & Simone Nardi*, Case No. 21-cv-01412 (S.D.N.Y) and *Lee v. fuboTV, Inc., David Gandler, Edgar M. Bronfman Jr., & Simone Nardi*, Case No. 21-cv-01641 (S.D.N.Y.) under *In re FuboTV Inc. Securities Litigation,* No. 1:21-cv-01412 (S.D.N.Y.). The court also appointed putative shareholder Nordine Aamchoune as lead plaintiff.

On July 12, 2021, Lead Plaintiff filed an Amended Class Action Complaint. Lead Plaintiff seeks to pursue this claim on behalf of himself as well as all other persons who purchased or otherwise acquired Company securities publicly traded on the New York Stock Exchange ("NYSE") between March 23, 2020 and January 4, 2021, inclusive, and who were allegedly damaged thereby.

The Class Action Defendants filed a motion to dismiss the Amended Class Action Complaint on September 10, 2021. Lead Plaintiff filed an opposition on November 9, 2021. Class Action Defendants' filed their reply in support of the motion to dismiss on December 9, 2021. The Company believes the claims alleged in both lawsuits are without merit and intends to vigorously defend these litigations.



Executive Officers

David Gandler
Chief Executive Officer and Director

Edgar Bronfman Jr.
Executive Chairman and Director

John Janedis
Chief Financial Officer

Alberto Horihuela Suarez
Chief Operating Officer

Board of Directors

Ignacio Figueras
Captain and Co-Owner, Black Watch polo team
Owner, Cria Yatay horse breeding operation

Julie Haddon
Chief Marketing Officer of the National Women's Soccer League (NWSL)
Former SVP of Global Brand and Consumer Marketing, National Football League (NFL)

Daniel Leff
Co-Founder and Managing Partner, Waverley Capital
Co-Founder and Managing Partner, Luminari Capital

Laura Onopchenko
Former Chief Financial Officer, Getaround

Pär-Jörgen Pärson
General Partner, Northzone

Corporate and Shareholder Information

Corporate Headquarters
fuboTV Inc.
1290 Avenue of the Americas
9th Floor
New York, NY 10104
corporate.fubo.tv

Transfer Agent
American Stock Transfer and Trust Company
6201 15th Avenue
Brooklyn, New York 11219
Phone: 1.800.937.5449
astfinancial.com

Investor Relations
ir@fubo.tv

Annual Meeting of Shareholders
Thursday, June 15, 2023
12:00 p.m., Eastern Time via live webcast

Common Stock Listing
NYSE: FUBO

Independent Registered Public Accounting Firm
KPMG LLP
New York, New York

